UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Report on Economic and
Financial Analysis

September 2004

Financial Market Indicators (%)

Index	2003			2004

	2nd Quarter	3rd Quarter	Accumulated to September	2nd Quarter	3rd Quarter	Accumulated to September

CDI	5.78	5.61	18.06	3.67	3.86	11.72
IBOVESPA	15.07	23.42	42.08	(4.49)	9.92	4.54
USD - Commercial rate	(14.35)	1.79	(17.26)	6.84	(8.01)	(1.06)
IGP-M	(0.35)	1.14	7.10	3.95	3.25	10.26
IPCA - IBGE	1.43	1.32	8.05	1.60	1.94	5.49
TJLP	2.87	2.87	8.62	2.35	2.35	7.29
TR	1.31	1.29	3.93	0.42	0.57	1.35
Collective labor agreement (*)	-	12.60	12.60	-	8.50	8.50

Closing Price

USD - Commercial rate - sell (in reais)	2.8720	2.9234	2.9234	3.1075	2.8586	2.8586

Sovereign risk (points)	788	695	695	646	466	466

SELIC – Central Bank reference rate COPOM (% p.a.)	26.00	20.00	20.00	16.00	16.25	16.25

Prefixed BMF rate 1 yr. (% p.a.)	22.00	18.10	18.10	17.02	17.40	17.40

(*)	Increase proposed in 2004.

Compulsory Deposit Rates (%)

Deposits	2003		2004

	2ndQuarter	3rdQuarter	2ndQuarter	3rdQuarter

Demand deposits (1)	60	45	45	45
Additional (2)	8	8	8	8
Time deposits (3)	15	15	15	15
Additional (2)	8	8	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	10	10	10	10

(1)	Cash deposit - no remuneration.
(2)	Cash deposit - SELIC rate.
(3)	Deposit in Government Securities.
(4)	Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.
Rates and Limits (%)

Items	2003		2004

	2nd Quarter	3rd Quarter	2nd Quarter	3rd Quarter

Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	3	4	4	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (3)	50	50	50	50
Minimum capital – Basel (4)	11	11	11	11

(1)	The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2)	The rate applicable to financial and similar companies was increased to 4% in September 2003 and for other companies to 7.60% in February 2004 (non-cumulative COFINS).
(3)	On reference equity.
(4)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Contents

1 - Bradesco – Line by Line

  Highlights
  Profitability
  Comparative Statement of Income
  Analysis of the Statement of Income
  Comparative Balance Sheet
  Equity Analysis

2 – Main Statement of Income Information

  Consolidated Statement of Income
  Results by Business Segment
  Increase in the Main Statement of Income Items
  Increase in Financial Margin Items plus Exchange Adjustment
  Analysis of the Adjusted Financial Margin and Average Rates
  Provision for Loan Losses
  Commissions and Fees
  Administrative and Personnel Expenses
  Operating Efficiency
  Other Indicators
3 – Main Balance Sheet Information

  Consolidated Balance Sheet
  Balance Sheet by Currency and Exchange Exposure
  Balance Sheet by Maturities
  Securities
  Credit Operations
  Funding
  Checking Accounts
  Savings Accounts
  Asset Management

4 – Operating Companies

  Bradesco Insurance Group
  - Insurance Companies
  - Vida e Previdência (Private Pension Plan Companies)
  - Savings Bond Companies
  Banco Finasa
  Leasing Companies
  Bradesco Consórcios (consortium purchase plans)
  Bradesco S.A. - Corretora de Títulos e Valores Mobiliários
  Bradesco Securities, Inc.

5 – Operating Structure

  Corporate Organization Chart
  Administrative Body
  Risk Ratings
  Ranking
  Market Segmentation
  Retail Bradesco
  Bradesco Corporate Banking
  Bradesco Empresas (middle market)
  Bradesco Private Banking
  Bradesco Prime
  Customer Service Network
  Bradesco Day and Night Customer Service Channels
  Banco Postal
  Investments in Infrastructure, Information Technology and Telecommunications
  Risk Management and Compliance
  Cards
  International Area
  Capital Market
  Collection and Tax and Utility Collections
  Bookkeeping of Assets and Qualified Custody Services
  Corporate Processes
  Awards

6 – Social Responsibility

  Human Resources
  Sociocultural Events
  Social Activities: Finasa Sports Program
  Fundação Bradesco (The Bradesco Foundation)
  Statement of Social Responsibility

7 - Independent Auditors’ Report

  Independent Auditors’ Report on Special Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and Statement of Social Responsibility

8 - Financial Statements, Report of the Fiscal Council and Independent Auditors' Report

  Directors’ Report
  Consolidated Balance Sheets
  Consolidated Statements of Income
  Index of Notes to the Financial Statements
  Notes to the Financial Statements
  Report of the Fiscal Council
  Independent Auditors’ Report on Special Review

Cross Reference Index

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 - Bradesco – Line by Line

• Highlights

Earnings – In millions of reais

	2004			Accumulated to September

	2nd Quarter	3rd Quarter	% Variation	2003	2004	% Variation

Financial margin	3,081	3,304	7.2	9,135	9,715	6.3
Provision for loan losses	514	478	(7.0)	1,998	1,553	(22.3)
Commission and fees	1,375	1,455	5.8	3,282	4,149	26.4
Insurance premiums, private pension plans and savings bonds	2,989	3,464	15.9	8,291	9,447	13.9
Personnel expenses	1,234	1,273	3.2	3,507	3,684	5.0
Other administrative expenses	1,216	1,225	0.7	3,486	3,649	4.7
Operating income	621	1,163	87.3	2,667	2,583	(3.1)
Net income	641	752	17.3	1,591	2,002	25.8

Balance Sheet – In millions of reais

	2004			September

	June	September	% Variation	2003	2004	% Variation

Total assets	176,254	179,703	2.0	164,363	179,703	9.3
Securities	56,212	58,155	3.5	47,906	58,155	21.4
Credit operations	58,402	59,976	2.7	52,776	59,976	13.6
Permanent assets	5,271	5,030	(4.6)	5,069	5,030	(0.8)
Total deposits	64,133	64,787	1.0	58,346	64,787	11.0
Borrowings and onlendings	16,817	16,715	(0.6)	15,186	16,715	10.1
Technical reserves	29,478	31,585	7.1	24,461	31,585	29.1
Stockholders’ equity	13,650	14,678	7.5	12,967	14,678	13.2

Change in Number of Outstanding Shares

	Common Stock	Preferred Stock	Total

Number of shares held at December 31, 2003 (*)	79,836,525	78,693,936	158,530,461
Shares acquired and not canceled	(386,082)	(4)	(386,086)
Number of shares held at September 30, 2004	79,450,443	78,693,932	158,144,375

* Shares divided by 10,000, as a result of the reverse stock split.

Share Performance – in reais

	2004			Accumulated to September

	2nd Quarter	3rd Quarter	% Variation	2003	2004	% Variation

Net income per share	4.05	4.75	17.3	10.03	12.66	26.2
Dividends/JCP per share – ON (net of income tax)	1.664	1.702	2.3	5.179	5.032	(2.8)
Dividends/JCP per share – PN (net of income tax)	1.831	1.872	2.2	5.697	5.535	(2.8)
Net book value (ON and PN)	86.30	92.81	7.5	81.76	92.81	13.5
Average last day price (ON)	115.36	118.43	2.7	94.70	118.43	25.1
Average last day price (PN)	142.63	150.00	5.2	117.20	150.00	28.0
Market value of stockholders’ equity (in millions of reais) (*)	20,404	21,213	4.0	16,810	21,213	26.3

(*) Number of shares x average last day quotation for the period.
     JCP = Interest attributed to own capital

Cash Generation – In millions of reais

	2003			2004

	2nd Quarter	3rd Quarter	Accumulated to September	2nd Quarter	3rd Quarter	Accumulated to September

Net income	519	564	1,591	641	752	2,002
Equity in the earnings of associated companies	28	(7)	26	(122)	3	(119)
Allowance for loan losses	587	603	1,998	514	478	1,553
Technical reserves	1,465	1,625	4,946	1,392	2,019	4,941
(Reversal of) allowance for mark-to-market	16	(1)	30	-	-	(4)
Depreciation and amortization	150	179	470	143	134	421
Amortization of goodwill	62	62	862	226	188	501
Other	12	(22)	(5)	(43)	20	(17)

Total	2,839	3,003	9,918	2,751	3,594	9,278

Added Value – In millions of reais

	2003			2004

	2nd Quarter	3rd Quarter	Accumulated to September	2nd Quarter	3rd Quarter	Accumulated to September

ADDED VALUE (A+B+C)	2,192	2,395	6,840	2,311	2,702	7,398
A - Gross profit from financial intermediation	2,028	2,555	7,137	2,567	2,826	8,162
B - Commissions and fees	1,083	1,182	3,282	1,375	1,455	4,149
C - Other operating expenses	(919)	(1,342)	(3,579)	(1,631)	(1,579)	(4,913)

DISTRIBUTION OF ADDED VALUE (D+E+F+G)	2,192	2.395	6,840	2,311	2,702	7,398

D - Employees	923	1,094	2,878	995	1,030	2,968
E - Government	750	737	2,371	675	920	2,428
F - JCP/Dividends to stockholders (paid and accrued)	343	367	1,000	325	333	985
G - Reinvestment of profits	176	197	591	316	419	1,017

Performance Ratios (annualized)

	2004		Accumulated to September

	2nd Quarter	3rd Quarter	2003	2004

Return on stockholders’ equity (total)	20.1	22.1	16.7	18.6
Return on stockholders’ equity (average)	20.5	23.3	18.2	20.0
Return on total assets (total)	1.5	1.7	1.3	1.5
Stockholders’ equity to total assets	7.7	8.2	7.9	8.2
Capital adequacy ratio (Basel) - financial consolidated	18.1	19.9	18.4	19.9
Capital adequacy ratio (Basel) - total consolidated	15.7	17.0	15.9	17.0
Permanent assets to stockholders' equity – financial consolidated	41.4	42.7	44.3	42.7
Permanent assets to stockholders' equity - total consolidated	26.1	24.2	29.9	24.2
Efficiency ratio (accumulated over the prior 12-month period)	60.1	58.3	55.9	58.3

Other Information

	2004			September

	June	September	% Variation	2003	2004	% Variation

Managed funds – in millions of reais	86,816	90,171	3.9	76,602	90,171	17.7
Number of employees	74,784	74,227	(0.7)	77,154	74,227	(3.8)
Number of branches	3,054	3,049	(0.2)	3,033	3,049	0.5
Checking account holders – million	15.4	15.3	(0.6)	14.4	15.3	6.3
Debit and credit card base - million	43.5	45.2	3.9	39.1	45.2	15.6

• Profitability

Bradesco reported net income of R$ 2,002 million, for the first nine months of 2004, up by 25.8%, compared to the same period in 2003. Stockholders’ equity was R$ 14.678 million at September 30, 2004, an increase of 13.2% compared to the prior-year. The return on stockholders’ equity (ROE) was 18.6%. Assets totaled R$ 179,703 million at the end of September 2004, a growth rate of 9.3% compared to the balance at the same date in 2003. Return on total assets (RO) for the first nine months of 2004 was 1.5% per annum.

Third-quarter consolidated net income was R$ 752 million, up by R$ 111 million, or 17.3% compared to second-quarter results (2Q04). Annualized return on stockholders’ equity (ROE) was 22.1% for the quarter and return on total assets (ROA) was 1.7%.

3Q04 was marked by the good performance of revenues comprising financial margin, especially non-interest income which totaled R$ 504 million, up by R$ 380 million, compared to 2Q04, mainly due to increased gains with securities (TVM) and treasury operations, as well as credit recovery improvements, in line with a more favorable economic environment. We also highlight the increase in commissions and fees, up by 5.8% compared to 2Q04, in particular, income on credit operations and fund management.

The improved credit portfolio scenario, in sync with our ongoing selective credit granting policy, was mirrored by improved portfolio risk ratings and the lower provision for loan loss recorded in the amount of R$ 36 million for the quarter, totaling R$ 1,553 million for the first nine months of 2004.

The Operating Efficiency Ratio (accumulated over the prior 12 months) in 3Q04 was 58.3%, down by 0.4% compared to 2Q04, after adjustments for extraordinary events, evidencing the strong commitment of the entire Bradesco management to the strict control of expenses and growing revenues for the quarter.

• Comparative Statement of Income - In millions of reais

	Accumulated to September 2003	Accumulated to September 2004	% Variation	2nd Quarter 2004	3rd Quarter 2004	% Variation

Income from lending and trading activities	20,087	20,001	(0.4)	7,720	5,525	(28.4)
Credit operations	9,126	9,629	5.5	3,659	2,870	(21.6)
Leasing operations	229	215	(6.1)	57	73	28.1
Securities	5,098	4,163	(18.3)	2,121	362	(82.9)
Financial income on insurance, private pension plans and savings bonds	3,948	3,763	(4.7)	1,181	1,337	13.2
Derivative financial instruments	46	709	1,441.3	(69)	582	(943.5)
Foreign exchange transactions	543	663	22.1	502	-	(100.0)
Compulsory deposits	1,097	859	(21.7)	269	301	11.9
Expenses	12,950	11,839	(8.6)	5,153	2,699	(47.6)
Deposits	7,930	6,776	(14.6)	3,030	1,292	(57.4)
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	2,419	2,294	(5.2)	699	943	34.9
Borrowings and onlendings	593	1,203	102.9	905	(18)	(102.0)
Leasing operations	10	13	30.0	5	4	(20.0)
Provision for loan losses	1,998	1,553	(22.3)	514	478	(7.0)
Income on financial intermediation	7,137	8,162	14.4	2,567	2,826	10.1
Other operating income (expenses)	(4,470)	(5,579)	24.8	(1,946)	(1,663)	(14.5)
Commissions and fees	3,282	4,149	26.4	1,375	1,455	5.8
Income from insurance premiums, private pension plans and savings bonds	8,291	9,447	13.9	2,989	3,464	15.9
Insurance premiums retained	4,067	4,663	14.7	1,525	1,673	9.7
Private pension plan contributions	3,382	3,744	10.7	1,068	1,453	36.0
Income on savings bonds	842	1,040	23.5	396	338	(14.6)
Variation in technical reserves for insurance, pension plans and savings bonds	(2,527)	(2,647)	4.7	(693)	(1,076)	55.3
Variation in technical reserves for insurance	(199)	(160)	(19,6)	(70)	(112)	60.0
Variation in technical reserves for pension plans	(2,271)	(2,441)	(7.5)	(617)	(974)	57.9
Variation in technical reserves for savings bonds	(57)	(46)	(19.3)	(6)	10	(266.7)
Claims - insurance operations	(3,061)	(3,842)	25.5	(1,282)	(1,328)	3.6
Savings bond draws and redemptions	(798)	(932)	16.8	(346)	(313)	(9.5)
Insurance and pension plan selling expenses	(553)	(633)	14.5	(205)	(216)	5.4
Insurance product selling expenses	(446)	(517)	15.9	(167)	(177)	6.0
Pension plan selling expenses	(107)	(116)	8.4	(38)	(39)	2.6
Expenses with pension plan benefits and redemptions	(1,406)	(1,620)	15.2	(590)	(497)	(15.8)
Personnel expenses	(3,507)	(3,684)	5.0	(1,234)	(1,273)	3.2
Other administrative expenses	(3,486)	(3,649)	4.7	(1,216)	(1,225)	0.7
Tax expenses	(761)	(1,053)	38.4	(343)	(374)	9.0
Equity in the earnings of associated companies	(26)	119	(557.7)	122	(3)	(102.5)
Other operating income	1,954	888	(54.6)	280	351	25.4
Other operating expenses	(1,872)	(2,122)	13.4	(803)	(628)	(21.8)
Operating income	2,667	2,583	(3.1)	621	1,163	87.3
Non-operating income	(768)	(343)	(55.3)	(202)	(130)	(35.6)
Income before taxes and profit sharing	1,899	2,240	18.0	419	1,033	146.5
Provision for income tax and social contribution	(301)	(233)	(22.6)	225	(279)	(224.0)
Minority interest in subsidiaries	(7)	(5)	(28.6)	(3)	(2)	(33.3)
Net income	1,591	2,002	25.8	641	752	17.3
Return on stockholders’ equity (%) annualized	16.7	18.6	-	20.1	22.1	-

• Analysis of the Statement of Income – In millions of reais

Income from Credit and Leasing Operations

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

9,345	9,831	5.2	3,711	2,939	(20.8)

Income was up mostly as a result of: (i) the increase in the volume of the credit portfolio, which totaled R$ 60.0 billion, particularly in the consumer customer segment, up by 26.8%, as compared to the corporate segment up by 8.5%, reflecting the small demand for credit by the latter; (ii) negative exchange variation of 1.1% for the nine-month period through September 2004 (period/04), compared to negative exchange variation of 17.3% in the nine-month period through September 2003 (period/03), impacting foreign-currency indexed and/or denominated operations, which comprise 12.5% of the portfolio (not considering advances on foreign exchange contracts – ACC which comprise 9.4% of the portfolio and whose results impact the foreign exchange transactions account); offset substantially by: (iii) falling average interest rates in line with the variation in CDI of 18.1% for period/03 as compared to 11.7% for period/04.

The variation was mainly due to: (i) negative exchange variation of 8.0% in 3Q04, against positive exchange variation of 6.8% in 2Q04, impacting foreign-currency indexed and/or denominated operations, comprising 12.5% of the portfolio (not considering advances on foreign exchange contracts – ACC which comprise 9.4% of the portfolio and whose results impact the foreign exchange transactions account); partially offset by: (ii) increase in the credit portfolio balance, particularly the 4.8% increase for the quarter in the consumer customer segment, compared to a growth rate of 1.8% in the corporate customer segment, partially affected by foreign-currency indexed and/or denominated operations.

Results of Securities (TVM) and Derivative Financial Instrument Operations

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

5,144	4,872	(5.3)	2,052	944	(54.0)

The variation for the period is mainly due to: (i) falling average interest rates for the period; (ii) decrease in non-interest income of R$ 315 in period/04 against R$ 520 in period/03, as a result of less gains on securities and treasury transactions, offset substantially by: (iii) negative exchange variation of 1.1% in period/04, against negative exchange variation of 17.3% in period/03, impacting foreign-currency-indexed and or denominated securities, which comprise 17.8% of the portfolio; and (iv) increase in the average volume of the securities’ portfolio, particularly federal government securities.

This decrease reflects mainly:(i) negative exchange variation of 8% in 3Q04, against positive exchange variation of 6.8% in 2Q04, impacting foreign currency-indexed and or denominated securities, which comprise 17.8% of the total portfolio; partially offset by: (ii) increase in non-interest income of R$ 216 in 3Q04 compared to R$ (6) in 2Q04, as a result of increased gains with securities and treasury operations.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

3,948	3,763	(4.7)	1,181	1,337	13.2

During the period, there was an increase in the average volume of the securities’ portfolio, comprising federal government securities, related to technical reserves, especially PGBL and VGBL products. However, overall results were down mainly due to: (i) the decrease in average interest rates, especially CDI, from 18.1% in period/03 to 11.7% for period/04; partially offset by: (ii) variation in the IGP-M index, of 7.1% for period/03, against 10.3% in 2004.

Results were up mainly due to: (i) the increase in the average volume of the securities’ portfolio for the quarter, comprising federal government securities, as a result of the increase in the sale of supplementary pension plans and insurance policies, especially PGBL and VGBL, partially offset by: (ii) less variation in the IGP-M index, from 3.3% in 3Q04, against 4% in 2Q04.

Results of Foreign Exchange Transactions

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

543	663	22.1	502	-	(100.0)

During the period, there was an increase in the volume of the foreign exchange portfolio. Considering the adjustments to foreign funding expenses used to finance import/export transactions (Note 13 to the financial statements), results would present a decrease from R$ 247 in period/03 to R$ 143 in period/04, affected by falling average fx portfolio interest rates (spread).

The volume of the fx portfolio for the quarter presents a decrease, when measured in reais, mainly as a result of negative exchange variation of 8% in 3Q04. Considering the adjustments to foreign funding expenses used to finance import/export transactions, results would present increases of R$ 35 and R$ 45 in 2Q04 and 3Q04, respectively.

Results of Compulsory Deposits

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

1,097	859	(21.7)	269	301	11.9

The decrease for the period reflects: (i) drop in the SELIC rate from 18.1% for period/03 to 11.7% for period/04, used to remunerate the additional compulsory deposit; (ii) the decrease in the TR reference rate used to remunerate compulsory savings account deposits, from 3.9% in period/03 to 1.4% for period/04, partially offset by: (iii) the increase in the average volume of deposits for the period.

This increase was mainly due to: (i) increase in the SELIC rate from 3.7% in 2Q04 to 3.9% in 3Q04, which is used to remunerate the additional compulsory deposit; (ii) the increase in the TR reference rate used to remunerate compulsory savings account deposits, from 0.4% in 2Q04 to 0.6% for 3Q04, partially offset by: (iii) the increase in the average volume of deposits for the quarter.

Interest and Charges on Deposits

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

7,930	6,776	(14.6)	3,030	1,292	(57.4)

The decrease mainly reflects: (i) falling average interest rates, in line with the variation in the CDI from 18.1% in period/03 against 11.7% in period/04, impacting expenses for time deposits and purchase and sale commitments – third-party portfolio - R$ 1,050 and R$ 623 respectively, partially offset by: (ii) greater expense for securities abroad - R$ 928, generated by negative exchange variation of 1.1% in period/04 as compared to negative exchange variation of 17.3% in period/03; and (iii) increase in the average volume of funding for the period.

The decrease in this expense mainly reflects negative exchange variation of 8% in 3Q04, compared to positive exchange variation of 6.8% in 2Q04, impacting securities and other funds obtained abroad by Bradesco - R$ 2,051, which was partially offset by increased expense for purchase and sale commitments and time deposits of R$ 148 and R$ 130, respectively, as a result of an increase in interest rates, in line with the variation in the CDI of 3.7% in 2Q04 to 3.9% in 3Q04.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

2,419	2,294	(5.2)	699	943	34.9

The decrease mainly reflects (i) the fall in average interest rates, in line with the variation in the CDI rate of 18.1% for period/03 as compared to 11.7% for period/04; offset by: (ii) the increase in the average volume of technical reserves, for insurance, private pension plans and premium bonds, particularly PGBL and VGBL products” and (iii) the improved accounting policies in period/04, with R$ 171, recorded in this account rather than in “Variation in technical reserves for insurance, private pension plans and savings bonds” pursuant to prior policy.

The variation was mainly due to growth from: (i) the increase in sales of supplementary pension plans and insurance policies, particularly PGBL and VGBL; (ii) the improved accounting policies in 3Q04, with R$ 171, recorded in this account rather than in “Variation in technical reserves for insurance, private pension plans and savings bonds” pursuant to prior policy; partially offset by: (iii) less variation in the IGP-M, from 3.3% in 3Q04 against 4% in 2Q04, one of the indexes used to remunerate technical reserves for insurance, private pension plans and savings bonds.

Expenses for Borrowings and Onlendings

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

593	1,203	102.9	905	(18)	(102,0)

The increase reflects negative exchange variation of 17.3% in period/03, against negative exchange variation of 1.1% in period/04, impacting borrowings and onlendings indexed and/or denominated in foreign currency, as well as the increase in local funding through onlendings from BNDES/FINAME.

This decrease reflects negative exchange variation of 8% in 3Q04 against positive exchange variation of 6.8% in 2Q04, impacting borrowings and onlendings indexed and/or denominated in foreign currency.

Financial Margin

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

9,135	9,715	6.3	3,081	3,304	7.2

The variation for the period was mainly due to: (i) increase in interest income - R$ 1,024, comprising the effect of appreciation of the real in period/03 (17.3%) compared with period/04 (1.1%) - R$ 510 and growth in the average volume of business - R$ 514; (ii) financial expenses recorded formerly in the “Variation in technical reserves for insurance, private pension plans and savings bonds” account - R$ 171; and (iii) decrease in non-interest income - R$ 273, mainly due to lower gains on securities and treasury transactions for period/04.

The variation for the quarter was mainly due to: (i) increase in interest income - R$ 14, comprising growth in the average volume of business - R$ 111 and the drop in spread - R$ 97; (ii) financial expenses recorded formerly in the “Variation in technical reserves for insurance, private pension plans and savings bonds” account - R$ 171; and (iii) increase in non-interest income - R$ 380, derived from the increase in gains on securities and treasury transactions and credit recoveries in 3Q04.

Expenses for Provision for Loan Losses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

1,998	1,553	(22.3)	514	478	(7.0)

Excluding additional provisions - R$ 318 in period/03 and R$ 54 in period/04, the decrease in expenses for PDD in the amount of R$ 181, was mainly due to our ongoing selective credit granting policy and tool/instrument enhancements, reflected in the improvement of our credit portfolio risk ratings. In September 2003 and September 2004, our AA to C rated portfolio comprised 90.4% and 91.6% respectively of our total portfolio.

Excluding additional provisions - R$ 8 in 3Q04 and R$ 20 in 2Q04, the decrease in expenses for PDD in the amount of R$ 24, was mainly due to our ongoing selective credit granting policy and tool/instrument enhancements, reflected in the improvement of our credit portfolio risk ratings. In June 2004 and September 2004, our AA to C rated portfolio comprised 91.3% and 91.6% respectively of our total portfolio.

Income on Commissions and Fees

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

3,282	4,149	26.4	1,375	1,455	5.8

Growth for the period is derived substantially from the increase in the average volume of transactions and number of customers, as well as the readjustment of certain fees during the period, especially: (i) fund management - R$ 248; (ii) credit operations - R$ 162; (iii) checking accounts - R$ 158; and (iv) income on cards – R$ 125; and (v) consortium purchase plan management – R$ 46.

Growth for the quarter was mainly due to the increase in the average volume of transactions, with: (i) credit operations - R$ 27; (ii) fund management - R$ 21; (iii) collection – R$9; and (iv) checking account – R$ 8.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

8,291	9,447	13.9	2,989	3,464	15.9

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Premiums Retained

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

4,067	4,663	14.7	1,525	1,673	9.7

The variation for the period was mainly due to growth in sales of Health (corporate) - R$ 335, Auto - R$ 136 and Vida - R$ 116 products.			The increase for the third quarter was mainly due to growth in sales of Auto - R$ 61 and Health (corporate) - R$ 58.

b) Private Pension Plan Contributions

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

3,382	3,744	10.7	1,068	1,453	36.0

The variation for the period was substantially due to: (i) growth in VGBL product sales - R$ 382; (ii) receipt of the transfer of the Previllares supplementary pension plan portfolio - R$ 117; e partially offset by (iii) lower PGBL product sales -R$ 123.

The growth for the quarter was substantially derived from; (i) growth in VGBL product sales - R$ 332; (ii) receipt of the transfer of the Previllares supplementary pension plan portfolio - R$ 117; partially offset by (iii) lower PGBL product sales - R$ 31.

c) Income on Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

842	1,040	23.5	396	338	(14.6)

This variation reflects the increase in sales and re-investment of bonds maturing during the period.			The variation is partly due to the decrease in the re-investment of bonds matured in 3Q04.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(2,527)	(2,647)	4.7	(693)	(1,076)	55.3

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Variation in Technical Reserves for Insurance

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(199)	(160)	(19.6)	(70)	(112)	60.0

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. In period/04, the most significant variation occurred as a result of the lower reserve recorded in the Auto line - R$ 41.

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. In 3Q04, the most significant amount was recorded in the Auto line - R$ 40.

b) Variation in Technical Reserves for Pension Plans

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(2,271)	(2,441)	7.5	(617)	(974)	57.9

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. During the period, reserves were recorded in VGBL and traditional products - R$ 351 and R$ 787, respectively, offset by a lower reserve recorded for the PGBL product - R$ 797 and by the improved accounting policies in period/04, with R$ 171, recorded in “Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds” rather than in this account.

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. During the quarter, reserves were recorded, mainly, in VGBL and traditional products - R$ 326 and R$ 272, respectively, offset by a lower reserve recorded for the PGBL product - R$ 70 and improved accounting policies in 3Q04, with R$ 171, recorded in “Price-level restatement and interest on insurance, private pension plans and savings bonds” rather than in this account.

c) Variation in Technical Reserves for Savings Bonds

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(57)	(46)	(19.3)	(6)	10	(266.7)

The variations in technical reserves are directly related to income on savings bonds, against related draws.			The variations in technical reserves are directly related to income on savings bonds, against related draws.

Claims - Insurance Operations

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(3,061)	(3,842)	25.5	(1,282)	(1,328)	3.6

The increase in expense with claims for the period was mainly due to: (i) improved calculation of the provision for claims incurred but not reported (IBNR) during the period, used to analyze the movement of claims for a period of 54 months rather than 12, as in prior periods, which resulted in the recording of an extraordinary reserve of R$ 276; (ii) an amount of R$ 74, arising from civil contingencies related to insurance operations which were recorded in 2Q04 in “Other operating expenses; and (iii) the increase in indemnities in Health, Auto and Life lines - R$ 393, compatible with earned premium growth.

Excluding the extraordinary reserves in 2Q04 – R$ 145, recorded as a result of improved calculation of IBNR and in 3Q04 - R$ 74, arising from civil contingencies related to insurance operations which were recorded in 2Q04 in “Other operating expenses”, the amounts of retained claims would be R$ 1,137 and R$ 1,254, respectively, compatible with earned premium growth.

Savings Bond Draws and Redemptions

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(798)	(932)	(16.8)	(346)	(313)	(9.5)

The increase for the period is due to increased provision recorded for redemptions and draws - R$ 134, as a result of increased sales of savings bonds.
The decrease in this expense for the quarter is due mostly to decreased provision recorded for redemptions - R$ 40, as a result of the decreased volume of sales of savings bonds in 3Q04 as compared to 2Q04.

Insurance and Pension Plan Selling Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(553)	(633)	14.5	(205)	(216)	5.4

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Product Selling Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(446)	(517)	15.9	(167)	(177)	6.0

The increase in selling expenses for the period occurred mainly in Auto - R$ 28, Life - R$ 24 and Health line – R$ 13 products, in line with the ratio of selling expenses to earned premium.
The increase in selling expenses for the period occurred mainly in the Auto - R$ 4, Life - R$ 4 and Health - R$ 2 lines, even though the ratio of selling expenses to earned premium decreased for the quarter.

b) Pension Plan Selling Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(107)	(116)	8.4	(38)	(39)	2.6

The increase in these expenses for the period reflects substantially the growth in VGBL product sales.			Expenses for the quarter remained practically stable.

Expenses with Pension Plan Benefits and Redemptions

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(1,406)	(1,620)	15.2	(590)	(497)	(15.8)

The variation for the period was mainly due to the increase in the payment of benefits and redemptions of traditional private pension plans - R$ 170.			The decrease in these expenses for the quarter mainly reflects a lower volume of traditional private pension plan redemption payments in 3Q04 compared to 2Q04 - R$ 113.

Personnel Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(3,507)	(3,684)	5.0	(1,234)	(1,273)	3.2

The variation for the period reflects for the most part: (i) the effect of the collective bargaining agreement (12.6%) and single payment bonus – R$ 171, appropriated in Sept/03 and R$ 279 which impacted period/04; (ii) the effect of the provision recorded for the proposed collective bargaining agreement (8.5%) in Sept/04 R$ 69 ; (iii) increased expenses for labor claims – R$ 40; and (iv) consolidation of BBV Banco, Zogbi and BEM - R$ 186. Disregarding the above events the decrease in payroll would amount to R$ 225 for the period, mainly as a result of the synergy following the merger of banks acquired.

The variation was mainly due to: (i) payroll decrease as a result of the synergy following the merger of banks acquired; partially offset by: (ii) the provision recorded for the proposed collective bargaining agreement (8.5%) in Sept/04, with an impact of R$ 69.

Other Administrative Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(3,486)	(3,649)	4.7	(1,216)	(1,225)	0.7

The increase for the period was mainly due to consolidation of BBV Banco, Zogbi and BEM – R$ 208, acquired in 2004.			The variation for the quarter was mainly due to the increase in expense for : (i) transport - R$ 12; (ii) communications - R$ 4; offset by: (iii) decrease in expenses with leased assets - R$ 7.

Tax Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(761)	(1,053)	38.4	(343)	(374)	9.0

This variation was substantially generated by: (i) the increase in expenses for COFINS - R$ 197, as a result of the rise in the calculation base rate from 3% to 4% in September 2003, as well as an increase in taxable income; (ii) the increase in expenses for ISS - R$ 47, as a result of a change in legislation; and (iii) increased expense for CPMF - R$ 29.
			The increase for the quarter was mainly generated by an increase in expenses for COFINS - R$ 33, which is compatible with the growth in taxable income during the quarter.

Equity in the Earnings of Associated Companies

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(26)	119	(557.7)	122	(3)	(102.5)

The variation was mainly derived from improved results in associated companies for period/04, which include R$ 79 of non-recurring income in associated Insurance Group companies.			The variation was mainly derived from improved results in associated companies determined in 2Q04, which include R$ 79 of non-recurring income in associated Insurance Group companies.

Other Operating Income

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

1,954	888	(54.6)	280	351	25.4

The variation for the period was mainly derived from: (i) reversal of provisions for exchange variation - R$ 504 and other operating provisions - R$ 334, in period/03; and (ii) decrease as a result of the non-consolidation of Latasa following disposal in period/03 - R$ 123.
			The variation for the quarter reflects the reversal of other operating provisions, in particular, the reversal of tax contingencies.

Other Operating Expenses

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(1,872)	(2,122)	13.4	(803)	(628)	(21.8)

The increase was generated in particular: (i) by the growth in operating provisions/other – R$ 219; (ii) the increase in sundry losses (discounts granted on credit operations and fraud) – R$ 128; (iii) greater expenses for amortization of goodwill, as a result of the operations of BBV Banco, Zogbi and BEM - R$ 83; and partially offset by: (iv) less financial expense R$ 233.

The variation was mainly due to the addition to provisions for civil contingencies arising from insurance operations - R$ 109, in 2Q04. In 3Q04, R$ 74 of this provision was reversed and allocated to the “Claims – insurance operations” account. Disregarding these factors, there was almost no variation in this account.

Operating Income

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

2,667	2,583	(3.1)	621	1,163	87.3

The variation for the period was due to: (i) increase in income on commissions and fees - R$ 867; (ii) increase in financial margin - R$ 580; (iii) less expenses for provision for loan losses - R$ 445; (iv) increase in equity and earnings in associated companies - R$ 145; partially offset by: (v) decrease in operating revenue (net of expenses) – R$ 1,315; (vi) increase in the personnel and administrative expenses - R$ 340; (vii) decrease in the margin of contribution of insurance, private pension plan and savings bond operations - R$ 173; and (viii) increased tax expense - R$ 292.

The variation for the quarter was derived from: (i) increase in financial margin - R$ 223; (ii) increase in the margin of contribution of insurance, private pension plan and savings bond operations – R$ 161; (iii) less operating expenses (net of revenues) – R$ 246; increase in commissions and fees – R$ 80; (v) less expenses for provision for loan losses - R$ 36; partially offset by: (vi) decrease in equity and earnings in associated companies - R$ 125; (vii) increased personnel and administrative expenses - R$ 48; (viii) increased tax expense -R$ 31.

Non-operating Income

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(768)	(343)	(55.3)	(202)	(130)	(35.6)

The variation for the period mainly reflects extraordinary amortization of goodwill - R$ 681 for period/03; offset by extraordinary amortization of goodwill in period/04 - R$ 237.
The variation for the quarter reflects substantially: (i) extraordinary amortization of goodwill - R$ 135 in 2Q04 compared to R$ 102 in 3Q04 and the increase in non-operating provisions recorded in 2Q04.

Income Tax and Social Contribution

Accumulated to September			2004

2003	2004	% Variation	2nd Quarter	3rd Quarter	% Variation

(301)	(233)	(22,6)	225	(279)	(224,0)

The variation in the expense for income tax and social contribution, for the period, reflects tax charges on pre-tax income, after additions and exclusions, as described in Note 35 to the financial statements.

The variation in this expense for the quarter, reflects the increase in income before income tax and social contribution, as well as the effect of exchange gain (loss) and equity accounting, which totaled - R$ 142 in 2Q04 and R$ (127) in 3Q04.

• Comparative Balance Sheet - In millions of reais

ASSETS	September	September	%	June	September	%
	2003	2004	Variation	2004	2004	Variation

Current assets and long-term receivables	159,294	174,673	9.7	170,983	174,673	2.2
Funds available	2,234	2,386	6.8	2,222	2,386	7.4
Interbank investments	28,558	25,126	(12.0)	20,529	25,126	22.4
Securities and derivative financial instruments	47,906	58,155	21.4	56,212	58,155	3.5
Interbank and interdepartmental accounts	13,253	15,336	15.7	14,683	15,336	4.4
Restricted deposits:
Brazilian Central Bank	12,069	14,244	18.0	13,637	14,244	4.5
Other	1,184	1,092	(7.8)	1,046	1,092	4.4
Credit and leasing operations	41,863	49,859	19.1	47,488	49,859	5.0
Credit and leasing operations	45,845	53,832	17.4	51,511	53,832	4.5
Allowance for loan and leasing losses	(3,982)	(3,973)	(0.2)	(4,023)	(3,973)	(1.2)
Other receivables and assets	25,480	23,811	(6.6)	29,849	23,811	(20.2)
Foreign exchange portfolio	11,926	8,960	(24.9)	15,126	8,960	(40.8)
Other receivables and assets	13,724	15,059	9.7	14,913	15,059	1.0
Allowance for losses	(170)	(208)	22.4	(190)	(208)	9.5
Permanent assets	5,069	5,030	(0.8)	5,271	5,030	(4.6)
Investments	504	971	92.7	1,006	971	(3.5)
Property and equipment in use and leased assets	2,613	2,288	(12.4)	2,326	2,288	(1.6)
Deferred charges	1,952	1,771	(9.3)	1,939	1,771	(8.7)
Deferred charges	555	541	(2.5)	540	541	0.2
Goodwill on acquisition of subsidiaries, net of amortization	1,397	1,230	(12.0)	1,399	1,230	(12.1)

Total	164,363	179,703	9.3	176,254	179,703	2.0

LIABILITIES	September	September	%	June	September	%
	2003	2004	Variation	2004	2004	Variation

Current and long-term liabilities	151,256	164,907	9.0	162,500	164,907	1.5
Deposits	58,346	64,787	11.0	64,133	64,787	1.0
Demand deposits	11,240	14,782	31.5	13,541	14,782	9.2
Savings deposits	20,897	23,186	11.0	22,457	23,186	3.2
Interbank deposits	411	14	(96.6)	47	14	(70.2)
Time deposits	25,798	26,805	3.9	28,088	26,805	(4.6)
Deposits received under security repurchase agreements	23,069	21,551	(6.6)	16,746	21,551	28.7
Funds from issuance of securities	7,895	6,116	(22.5)	7,080	6,116	(13.6)
Securities issued abroad	7,008	5,227	(25.4)	5,989	5,227	(12.7)
Other resources	887	889	0.2	1,091	889	(18.5)
Interbank and interdepartmental accounts	1,474	1,739	18.0	1,090	1,739	59.5
Borrowings and onlendings	15,186	16,715	10.1	16,817	16,715	(0.6)
Borrowings	8,123	8,695	7.0	8,895	8,695	(2.2)
Onlendings	7,063	8,020	13.5	7,922	8,020	1.2
Derivative financial instruments	331	308	(6.9)	785	308	(60.8)
Technical reserves for insurance, private pension plans and savings bonds	24,461	31,585	29.1	29,478	31,585	7.1
Other liabilities	20,493	22,106	7.9	26,371	22,106	(16.2)
Foreign exchange portfolio	5,966	3,974	(33.4)	8,750	3,974	(54.6)
Taxes and social security contributions, social and statutory payables	4,912	5,208	6.0	4,771	5,208	9.2
Subordinated debt	3,482	6,089	74.9	6,181	6,089	(1.5)
Sundry	6,133	6,835	11.4	6,669	6,835	2.5
Deferred income	30	44	46.7	38	44	15.8
Minority interest in subsidiaries	111	74	(33.3)	66	74	12.1
Stockholders’ equity	12,967	14,678	13.2	13,650	14,678	7.5

Total	164,363	179,703	9.3	176,254	179,703	2.0

• Equity Analysis - In millions of reais

Funds Available

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

2,234	2,386	6.8	2,222	2,386	7.4

This increase reflects the increase in the volume of local currency cash funds – R$ 377, offsetting the decrease in the volume of foreign currency cash funds - R$ 225.			This variation was due mainly to the increase in the volume of foreign currency cash funds - R$ 163.

Interbank Investments

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

28,558	25,126	(12.0)	20,529	25,126	22.4

The variation for the period reflects: (i) the decrease in the third-party portfolio and own portfolio positions of open market investments, down by R$ 5,096 and R$ 1,131, respectively; partially offset by: (ii) the increase in interbank deposits up by R$ 2,795.

The increase for the quarter is mainly due to the increase in the third-party portfolio and own portfolio positions of open market investments, up by R$ 2,202 and R$ 1,090 respectively, and interbank deposits - R$ 1,356.

Securities (TVM) and Derivative Financial Instruments

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

47,906	58,155	21.4	56,212	58,155	3.5

The increase for the period is due substantially to: (i) additional funds derived from the increase in funding, particularly technical reserves for insurance, private pension plans and savings bonds, as well as issuance of subordinated debit and mitigated in part by: (ii) negative exchange variation of 2.2% for the period/03 to period/04, impacting foreign-currency indexed and/or denominated securities, which comprise 17.8% of the portfolio; and (iii) the redemption/maturity of securities during the period.

The variation is mainly due to: (i) additional funds derived from the increase in funding, particularly technical reserves for insurance, private pension plans and savings bonds; partially offset by (ii) negative exchange variation of 8% for the quarter, impacting foreign-currency indexed and/or denominated securities, which comprise 17.8% of the portfolio; and (iii) the redemption/maturity of securities during the quarter.

Interbank and Interdepartmental Accounts

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

13,253	15,336	15.7	14,683	15,336	4.4

The variation for the period reflects the increase in compulsory Brazilian Central Bank (BACEN) deposits, as a result of the increase in the volume of demand and savings deposits which grew 31.5% and 11.0%, respectively.
			The increase for the quarter reflects the growth in compulsory BACEN deposits, as a result of the increase in the volume of demand and savings deposits which grew 9.2% and 3.2%, respectively.

Credit and Leasing Operations

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

52,776	59,976	13.6	58,402	59,976	2.7

The growth was mainly due to: (i) the individual customer segment with a growth rate of 26.8%, in particular, “vehicle” products up by 43.6% and “Personal Credit”, up by 45.7%, reflecting increased consumer confidence in the present economic scenario. Among corporate customers, the growth rate of 8.5% reflects the reduced demand in this segment, mainly as a result of excess liquidity of major corporations. In this segment, we highlight the rural credit product, up by 37.2%, due to the increase in production and price recovery of the majority of products, in both foreign and domestic markets; and prices in the ; (ii) consolidation of Banco Zogbi and Banco BEM; (iii) contract adjustments; partially offset by: (iv) negative exchange variation of 2.2% for period/03 to period/04, affecting foreign-currency indexed and/or denominated contracts, comprising 21.9% of the total portfolio; and (v) contract settlements.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

This growth was mainly due to: (i) increase in the balance of the credit portfolio, especially the 4.8% increase for the quarter in the individual customer segment, in particular “vehicle” products up by 9.5% and “Personal Credit”, up by 9.3%, while the corporate customer segment was up by 1.8% partially affected by its participation in foreign-currency indexed and/or denominated operations; (ii) contract adjustments; and mitigated in part by: (iii) negative exchange variation of 8.0% in 3Q04, affecting foreign-currency indexed and/or denominated contracts, comprising 21.9% of the total portfolio; and (iv) contract settlements.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

Allowance for Loan Losses (PDD)

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

(4,151)	(4,181)	0.7	(4,213)	(4,181)	(0.8)

The balance of PDD remained practically stable for the period, evidencing the excellent quality of the Bank’s credit portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 7.9% in September/03 to 7.0% in September/04, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 142.1% in September/03 to 165.1% in September/04. These ratios evidence the improvement in credit portfolio quality, as a result of our safe, selective and consistent credit granting strategy. During the period, R$ 2,004 was recorded, R$ 2,051 was written off and R$ 77 was added from acquisitions. Additional allowance over minimum requirements increased from R$ 822 in September/03 to R$ 913 in September/04.

The balance of PDD remained practically stable for the quarter, evidencing the excellent quality of the Bank’s credit portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 7.2% in June/04 to 7% in September/04, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 159.0% in June/04 to 165.1% in September/04. These ratios evidence the improvement in credit portfolio quality, as a result of our safe, selective and consistent credit granting strategy. During the quarter, R$ 478 was recorded and R$ 510 was written off. Additional allowance over minimum requirements increased from R$ 905 in June/04 to R$ 913 in September/04.

Other Receivables and Assets

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

24,886	23,493	(5.6)	29,407	23,493	(20.1)

This variation is mainly due to: (i) the decrease in fx portfolio volume – R$ 2,965; partially mitigated by: (ii) the increase in credit card transactions during the period.
N.B. This total is less (net of corresponding PDD) an amount of R$ 595 in September/03 and R$ 318 in September/04, allocated to the “Credit Operations and Leasing Operations” and “Allowance for loan losses” accounts.

This variation mostly reflects: (i) the decrease in fx portfolio volume – R$ 6,166. N.B. This total is less (net of corresponding PDD) an amount of R$ 442 in June/04 and R$ 318 in September/04, allocated to the “Credit Operations and Leasing Operations” and “Allowance for loan losses” accounts.

Permanent Assets

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

5,069	5,030	(0.8)	5,271	5,030	(4.6)

The variation mainly reflects: (i) transfer of the investment in Banco Espírito Santo (BES) from current to permanent assets – R$ 356; (ii) goodwill on the acquisition of Banco Zogbi and Banco BEM; partially offset by: (iii) sale of permanent assets in Latasa - R$ 306, following its sale in December/03; and (iv) amortization of goodwill in subsidiaries – R$ 675, of which R$ 355 was amortized on an extraordinary basis during the period.
			The variation for the quarter was substantially due to amortization of goodwill in subsidiaries - R$ 188, of which R$ 102 was amortized on an extraordinary basis.

Demand Deposits

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

11,240	14,782	31.5	13,541	14,782	9.2

The increase for the period is principally due to the growing number of individual customers, as well as the increase in funds deposited by corporate entities.			The increase for the quarter is principally due to the increase in funds deposited by corporate entities.

Savings Deposits

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

20,897	23,186	11.0	22,457	23,186	3.2

This growth reflects substantially: (i) 8.3% remuneration (TR + 0.5% p.m.) for the period on deposits; (ii) increase in the number of customers; offset by: (iii) withdrawals during the period.			This growth reflects substantially: (i) 2.1% remuneration (TR + 0.5% p.m.) for the quarter on deposits; (ii) increase in average volume; offset by: (iii) withdrawals during the quarter.

Time Deposits

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

25,798	26,805	3.9	28,088	26,805	(4.6)

This increment is due to: (i) remuneration recognized for the period; (ii) increased volume of deposits by institutional investors; and (iii) net of redemptions during the period.			This decrease is due to: (i) the volume of funds redeemed by institutional investors; partially offset by (iii) remuneration recognized for the quarter.

Interbank Deposits

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

411	14	(96.6)	47	14	(70.2)

The variation for the period is due to decreased funding between national financial system institutions.			The oscillation for the quarter is due to decreased funding between national financial system institutions.

Deposits Received under Security Repurchase Agreements

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

23,069	21,551	(6.6)	16,746	21,551	28.7

The variation in this account balance for the period was due mostly to: (i) decrease in the third-party portfolio – R$ 5,161; partially offset by: (ii) increase in own portfolio – R$ 3,540.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 10,512 (September/03) and R$ 8,518 (September/04).

The variation in this account balance for the quarter was mostly due to increases in the own and third-party portfolios of R$ 2,720 and R$ 2,085, respectively.
N.B Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,537 (June/04) and R$ 8,518 (September/04).

Funds from Acceptance and Issuance of Securities

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

7,895	6,116	(22.5)	7,080	6,116	(13.6)

The decrease is due to the redemption of securities issued broad (Eurobonds) matured and not renewed during the period, as well as negative exchange variation of 2.2% for the period.			The decrease is due to the redemption of securities issued abroad (Eurobonds) matured and not renewed during the quarter, as well as negative exchange variation of 8% for the quarter.

Interbank and Interdepartmental Accounts

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

1,474	1,739	18.0	1,090	1,739	59.5

The variation reflects mainly the increased volume of foreign currency money orders in September/04 as compared to September/03.			The variation reflects mainly the increased volume of foreign currency money orders in September/04 as compared to June/04.

Borrowings and Onlendings

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

15,186	16,715	10.1	16,817	16,715	(0.6)

The variation is due mainly to: (i) the increase in the volume of funds obtained in Brazil via onlendings from BNDES/FINAME; and (ii) new funding transactions abroad, partially offset by: (iii) negative exchange variation of 2.2% for period/03 to period/04, affecting the foreign borrowings and onlendings account, whose transactions are indexed and/or denominated in foreign currency.

The decrease for the quarter is mainly due to: (i) negative exchange variation of 8.0% in 3Q04, affecting the foreign borrowings and onlendings account, whose transactions are indexed and/or denominated in foreign currency; and partially offset by: (ii) interest appropriated for the quarter.

Other Liabilities and Derivative Financial Instruments

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

26,992	28,032	3.9	33,415	28,032	(16.1)

The increase was due mostly to: (i) new issuance of subordinated debt in foreign currency; offset by (ii) decrease in the volume of the fx portfolio; and (iii) negative exchange variation of 2.2% for the period.
N.B. Excludes advances on foreign exchange contracts of R$ 6,168 and R$ 5,618, allocated to the specific account in credit operations in September/03 and September/04, respectively.

The variation for the quarter reflects substantially: (i) the decrease in the volume of the fx portfolio - R$ 4,776; and (ii) negative exchange variation of 8.0% for 3Q04.
N.B. Excludes advances on foreign exchange contracts of R$ 6,259 and R$ 5,618, allocated to the specific account in credit operations in June/04 and September/04, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

24,461	31,585	29.1	29,478	31,585	7.1

The increase for the period reflects mainly the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, for which reserves were accordingly recorded.

The growth for the quarter is substantially due to the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, for which reserves were accordingly recorded.

Minority Interest in Subsidiaries

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

111	74	(33.3)	66	74	12.1

The decrease for the period was due to the sale of our stake in Sete Quedas Empreendimentos Imobiliários e Participações Ltda.			This variation reflects minority interest in the increased results determined for 3Q04.

Stockholders’ Equity

September/2003	September/2004	% Variation	June/2004	September/2004	% Variation

12,967	14,678	13.2	13,650	14,678	7.5

This variation is due to: (i) appropriation of net income for the period - R$ 2,718; (ii) increase in the mark-to-market adjustment reserve of securities and derivatives - R$ 378; (iii) others - R$ 3; offset by: (iv interest attributed to own capital, paid and accrued - R$ 1,332; and (v) acquisition of own shares - R$ 56.

This variation is due to: (i) appropriation of net income for 3Q04 - R$ 752; (ii) increase in the mark-to-market adjustment reserve of securities and derivatives - R$ 612; offset by: (iii) interest attributed to own capital, paid and accrued - R$ 333 and (iv acquisition of own shares - R$ 3.

2 – Main Statement of Income Information

• Consolidated Statement of Income – In thousands of reais

	9 months
	2004	2003	2002	2001	2000	1999

Income from lending and trading activities	20,001,283	27,529,706	31,913,379	21,411,673	15,519,008	18,286,815

Credit operations	9,629,398	12,294,528	15,726,929	11,611,236	7,787,745	9,602,701
Leasing operations	215,294	307,775	408,563	420,365	512,962	730,929
Securities transactions	4,162,688	7,328,805	9,527,663	7,367,600	6,122,486	5,875,823
Financial income on insurance, private pension plans and savings bonds	3,763,277	5,359,939	3,271,913	-	-	-
Derivative financial instruments	708,965	55,192	(2,073,247)	(270,572)	-	-
Foreign exchange transactions	662,657	797,702	4,456,594	2,045,092	872,234	1,776,925
Compulsory deposits	859,004	1,385,765	594,964	237,952	223,581	300,437

Expenses	11,839,195	17,201,888	23,259,783	13,312,726	9,132,137	12,821,198
Interest and charges on:
Deposits	6,776,173	10,535,497	10,993,327	6,986,027	5,521,407	4,954,854
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	2,293,659	3,120,342	2,241,283	-	-	-
Borrowings and onlendings	1,203,254	1,083,379	7,194,161	4,316,682	2,158,725	5,819,063
Leasing operations	13,192	12,981	12,486	-	93	18,852
Provision for loan losses	1,552,917	2,449,689	2,818,526	2,010,017	1,451,912	2,028,429

Income from financial intermediation	8,162,088	10,327,818	8,653,596	8,098,947	6,386,871	5,465,617

Other operating income (expenses)	(5,579,130)	(6,774,710)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)

Commissions and fees	4,148,774	4,556,861	3,711,736	3,472,560	3,042,699	2,099,937
Income on insurance premiums, private pension plans and savings bonds	9,447,520	11,726,088	10,134,873	8,959,259	6,919,942	5,975,488
Variation in technical reserves for insurance, private pension plans and savings bonds	(2,647,145)	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)
Claims - insurance operations	(3,841,992)	(3,980,419)	(3,614,963)	(3,251,706)	(2,511,146)	(2,532,768)
Savings bond draws and redemptions	(931,517)	(1,099,554)	(720,932)	(744,402)	(355,243)	(311,403)
Insurance and pension plan selling expenses	(633,248)	(762,010)	(667,527)	(689,352)	(645,020)	(635,351)
Expenses with pension plan benefits and redemptions	(1,619,539)	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)	(557,608)
Personnel expenses	(3,684,584)	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)
Other administrative expenses	(3,648,632)	(4,814,230)	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)
Tax expenses	(1,052,952)	(1,054,397)	(847,739)	(790,179)	(670,138)	(651,801)
Equity in the earnings of associated companies	118,560	5,227	64,619	70,764	156,300	127,100
Other operating income	887,869	2,163,639	1,320,986	1,326,459	902,807	1,069,562
Other operating expenses	(2,122,244)	(2,703,490)	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)

Operating income	2,582,958	3,553,108	2,309,746	2,774,781	1,739,830	1,061,247

Non-operating income (expenses), net	(342,963)	(841,076)	186,342	(83,720)	(123,720)	(224,874)

Income before taxes and profit sharing	2,239,995	2,712,032	2,496,088	2,691,061	1,616,110	836,373

Provision for income tax and social contribution	(232,229)	(396,648)	(460,263)	(502,257)	(258,776)	307,186

Non-recurring/extraordinary income	-	-	-	-	400,813	-

Minority interest in subsidiaries	(5,368)	(9,045)	(13,237)	(18,674)	(17,982)	(38,753)

Net income	2,002,398	2,306,339	2,022,588	2,170,130	1,740,165	1,104,806

Return on stockholders' equity	18.59%	17.02%	18.65%	22.22%	21.50%	16.32%

	2004			2003				2002

	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.

INCOME FROM LENDING AND TRADING ACTIVITIES	5,525,100	7,719,563	6,756,620	7,443,322	7,911,617	5,096,140	7,078,627	3,083,730

Credit operations	2,870,585	3,659,023	3,099,790	3,169,261	3,504,644	2,685,193	2,935,430	1,519,950
Leasing operations	73,467	56,715	85,112	78,660	85,952	65,777	77,386	74,886
Securities transactions	361,241	2,120,909	1,680,538	2,230,775	2,312,036	995,040	1,790,954	(712,805)
Financial income on insurance, private pension plans and savings bonds	1,337,097	1,181,151	1,245,029	1,411,927	1,334,756	1,172,214	1,441,042	1,398,046
Derivative financial instruments	582,105	(68,697)	195,557	8,877	33,158	(360,489)	373,646	307,885
Foreign exchange transactions	(746)	502,246	161,157	254,543	275,508	168,153	99,498	169,630
Compulsory deposits	301,351	268,216	289,437	289,279	365,563	370,252	360,671	326,138

EXPENSES	2,699,294	5,152,601	3,987,300	4,251,574	5,357,189	3,068,353	4,524,772	721,442
Interest and charges on:
Deposits	1,291,812	3,029,988	2,454,373	2,605,171	3,434,326	1,826,314	2,669,686	(5,216)
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	942,651	698,695	652,313	701,184	761,148	755,950	902,060	978,809
Borrowings and onlendings	(18,123)	905,617	315,760	490,305	555,389	(103,670)	141,355	(834,266)
Leasing operations	4,585	4,747	3,860	3,398	3,187	3,194	3,202	3,204
Provision for loan losses	478,369	513,554	560,994	451,516	603,139	586,565	808,469	578,911

INCOME FROM FINANCIAL INTERMEDIATION	2,825,806	2,566,962	2,769,320	3,191,748	2,554,428	2,027,787	2,553,855	2,362,288

OTHER OPERATING INCOME (EXPENSES)	(1,663,296)	(1,945,378)	(1,970,456)	(2,305,000)	(1,887,139)	(1,168,690)	(1,413,881)	(1,703,272)

Commissions and fees	1,454,636	1,375,202	1,318,936	1,274,590	1,182,359	1,082,637	1,017,275	991,101
Income on insurance premiums, private pension plans and savings bonds	3,464,550	2,989,637	2,993,333	3,434,634	2,873,832	2,728,022	2,689,600	3,243,557
Variation in technical reserves for insurance, private pension plans and savings bonds	(1,076,201)	(693,433)	(877,511)	(1,143,458)	(863,897)	(708,447)	(954,361)	(1,484,011)
Claims - insurance operations	(1,328,082)	(1,281,728)	(1,232,182)	(920,068)	(1,066,766)	(1,055,767)	(937,818)	(937,460)
Savings bond draws and redemptions	(312,043)	(346,151)	(273,323)	(301,838)	(283,009)	(282,275)	(232,432)	(169,295)
Insurance and pension plan selling expenses	(215,775)	(205,157)	(212,316)	(208,229)	(190,761)	(182,499)	(180,521)	(179,671)
Expenses with pension plan benefits and redemptions	(496,399)	(590,492)	(532,648)	(955,812)	(555,691)	(461,256)	(390,012)	(508,501)
Personnel expenses	(1,273,981)	(1,233,345)	(1,177,258)	(1,272,063)	(1,306,415)	(1,147,838)	(1,053,175)	(1,047,093)
Other administrative expenses	(1,225,032)	(1,215,747)	(1,207,853)	(1,328,021)	(1,232,599)	(1,152,697)	(1,100,913)	(1,111,005)
Tax expenses	(373,965)	(343,100)	(335,887)	(293,466)	(254,650)	(238,429)	(267,852)	(257,997)
Equity in the earnings of associated companies	(3,708)	122,309	(41)	30,723	7,218	(27,989)	(4,725)	32,855
Other operating income	350,660	279,688	257,521	209,159	422,630	855,810	676,040	(70,632)
Other operating expenses	(627,956)	(803,061)	(691,227)	(831,151)	(619,390)	(577,962)	(674,987)	(205,120)

OPERATING INCOME	1,162,510	621,584	798,864	886,748	667,289	859,097	1,139,974	659,016

NON-OPERATING INCOME (EXPENSES), NET	(129,249)	(202,568)	(11,146)	(73,495)	9,854	(95,872)	(681,563)	54,804

INCOME BEFORE TAXES AND PROFIT SHARING	1,033,261	419,016	787,718	813,253	677,143	763,225	458,411	713,820

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(278,499)	224,907	(178,637)	(95,620)	(111,614)	(242,190)	52,776	5,271

MINORITY INTEREST IN SUBSIDIARIES	(2,413)	(2,587)	(368)	(2,496)	(1,638)	(1,325)	(3,586)	(21,058)

NET INCOME	752,349	641,336	608,713	715,137	563,891	519,710	507,601	698,033

• Results by Business Segment - In millions of reais

	Amounts Accumulated from January to September

	Financial		Insurance Group		Other Activities	Amount Eliminated	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Income from financial intermediation	6,298	373	1,476	1	11	3	8,162
Other operating income (expenses)	(5,160)	(98)	(901)	(1)	3	(3)	(6,160)
Commissions and fees	3,675	14	224	-	528	(292)	4,149
Personnel expenses	(3,123)	(17)	(371)	(1)	(172)	-	(3,684)
Other administrative expenses	(3,406)	(59)	(400)	(1)	(133)	350	(3,649)
Other revenue (expenses)	(2,306)	(36)	(354)	1	(220)	(61)	(2,976)

Net income accumulated to September 2004	1,138	275	575	-	14	-	2,002

Net income accumulated to September 2003	918	164	451	2	56	-	1,591

Composition of Income - %

• Increase in the Main Statement of Income Items

Accumulated over the first nine months of 2004 as compared to the same period in 2003 – In millions of reais

(*) Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.
(**) Mainly reversal of provision for exchange variation of R$ 504 and other operating provisions of R$ 334.

3Q04 in relation to 2Q04 - In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

• Increase in Financial Margin Items plus Exchange Adjustment

Accumulated over the first nine months of 2004 as compared to the same period in 2003 – In millions of reais

3Q04 in relation to 2Q04 - In millions of reais

(1)	Includes income on credit operations + income on leasing operations + income on foreign exchange transactions (Note 13a).
(2)

Includes interest and charges on deposits, excluding expenses for purchase and sale commitments + expenses for borrowings and onlendings + income on compulsory deposits + adjustments to income on foreign exchange transactions (Note 13a).

(3)

Includes income on securities transactions, less expenses with purchase and sale commitments + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a).

(4)	Includes price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

• Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

Credit operations	43,575	48,814	48,460	51,270
Leasing operations	1,496	1,400	1,364	1,402
Advances on foreign exchange contracts	5,799	6,031	6,162	5,938
1 - Total – Average balance (quarterly)	50,869	56,245	55,986	58,610
2 - Income (*)	9,430	9,891	3,704	2,983
3 - Average return annualized exponentially (2/1)	25.5%	24.1%	29.2%	22.0%

(*)	Includes income from credit operations, net results from leasing operations and adjusted results on foreign exchange transactions (Note 13a).

Securities x Income on Securities Transactions

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

Securities	40,534	55,329	54,679	57,184
Interbank investments	23,609	24,153	19,881	22,827
Subject to repurchase agreements	(17,998)	(21,543)	(15,915)	(19,149)
Derivative financial instruments	(389)	(371)	(562)	(546)
4 – Total - Average balance (quarterly)	45,755	57,568	58,083	60,316
5 – Income on securities transactions (net of expenses for repurchase agreements) (*)	6,133	6,266	2,582	1,509
6 – Average rate annualized exponentially (5/4)	18.3%	14.8%	19.0%	10.4%

(*)	Includes financial income on insurance, private pension plans, savings bonds, derivative financial instruments and foreign exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

7 - Total assets - Average balance (quarterly)	151,659	173,255	168,610	177,979
8 - Income from financial intermediation	20,086	20,001	7,720	5, 525
9 - Average rate annualized exponentially (8/7)	18.0%	15.7%	19.6%	13.0%

Funding x Expenses

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

Deposits	56,601	61,532	61,660	64,460
Funds from acceptance and issuance of securities	5,435	6,651	6,821	6,598
Interbank and interdepartmental accounts	1,744	1,580	1,135	1,415
Subordinated debt	3,383	5,602	5,661	6,135
10 - Total funding - average balance (quarterly)	67,163	75,366	75,277	78,608
11 - Expenses (*)	3,881	3,584	2,138	218
12 - Average rate annualized exponentially (11/10)	7.8%	6.4%	11.9%	1.1%

(*)	Funding expenses without repurchase agreements less income on compulsory deposits and foreign exchange adjustments (Note 13a).

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

13 – Technical reserves for insurance, private pension plans and savings bonds - Average balance (quarterly)	21,850	28,855	28,713	30,532
14 – Expenses (*)	2,419	2,294	699	943
15 – Average rate annualized exponentially (14/13)	15.0%	10.7%	10.1%	12.9%

(*)	Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

Borrowings	8,663	8,152	8,345	8,795
Onlendings	6,943	7,883	7,971	7,971
16 - Total borrowings and onlendings - Average balance (quarterly)	15,607	16,036	16,316	16,766
17 - Expenses for borrowings and onlendings (*)	128	564	369	26
18 - Average rate annualized exponentially (17/16)	1.1%	4.7%	9.4%	0.6%

(*)	Includes foreign exchange adjustments (Note 13a).

Total Assets x Financial Margin

In millions of reais	Accumulated to September 2003	Accumulated to September 2004	2nd Qtr. 2004	3rd Qtr. 2004

19 - Total assets - Average balance (quarterly)	151,659	173,255	168,610	177,979
20 - Financial margin (*)	9,135	9,715	3,081	3,304
21 - Average rate annualized exponentially (20/19)	8.1%	7.5%	7.5%	7.6%

(*)	Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Banco Bradesco’s consolidated financial margin totaled R$ 9,715 million for the nine-month period accumulated to September 2004, up by 6.3% as compared to the same period in 2003 (R$ 9,135 million).

The increase of R$ 1,024 million in interest income comprised growth of R$ 514 million in average business volume and R$ 510 million as effects of appreciation of the real in period/03 (17.3%) compared to period/04 (1.1%). This variation was offset by financial expenses recorded formerly in the “Variation in technical reserves for insurance, private pension plans and savings bonds” account of R$ 171 million. However, results of non-interest income decreased margin by R$ 273 million, following a decrease in gains on securities and treasury transactions, totaling a positive variation of R$ 580 million between amounts accumulated to September 2004 and for the same period in 2003.

In 3Q04, financial margin totaled R$ 3,304 million, compared to R$ 3,081 million in 2Q04, i.e. up by 7.2% or R$ 223 million. Compared to the prior quarter, interest income was up by R$ 14 million, as a result of growth in the volume of operations in the amount of some R$ 111 million and a drop in spread of R$ 97 million. Interest income was affected by financial expenses of R$ 171, recorded formerly in the “Variation in technical reserves for insurance, private pension plans and savings bonds” account. On the other hand, non-interest income had a positive effect on margin of R$ 380 million, as a result of the strongly positioned securities portfolio and the sound recovery of credits in 3Q04.

The average financial margin rate annualized (obtained by dividing the result of financial margin by the average balance of total assets) was up by 0.1 percentage point from 7.5% in 2Q04 to 7.6% in 3Q04. However, there is a decrease of 0.6 percentage points if we compare the accumulated rate to September 2004 (7.5%) with the same period in 2003 (8.1%). This downturn was influenced in particular by the sharp fall in the interest rate (CDI) used to remunerate own working capital, funding and float, considering that up to September 2003, CDI annualized was 24.9%, compared to 15.9% for the same period in 2004.

We highlight the following items responsible for generating financial margin:

-	Credit operations, particularly, in the individual customer segment, up by 4.8% for 3Q04, with increases in the Vehicle and Personal Loan products of 9.5% and 9.3%, respectively.

Comparing the balance at September 2004 with the same month in 2003, the individual customer segment was up by 26.8%, with increases of 43.6% in Auto Financings and 45.7% in Personal Credits. We stress that this increment was partially affected by the acquisitions of Banco Zogbi and Banco BEM in 2004.

The improving economic scenario and the increase in consumer confidence, as well as the supply of products designed to meet different customer profiles, were decisive factors in this segment’s good performance.

We also stress that Bradesco is improving the quality of its credit granting process to guarantee minimum risk of loss.

-

Insurance area transactions also contributed to financial margin, as a result of the good performance recorded by insurance, private pension plan and savings bond activities, mainly as a result of the increase in sales of supplementary pension plans (PGBL and VGBL) and insurance policies with the corresponding amounts recorded as reserves, since between the second and third quarters, the average volume of technical reserves grew by 7.1%, from R$ 29,478 million in June 2004 to R$ 31,585 million in September 2004 and by 29.1% compared with the same period in 2003.

-

Emphasis should also be given to the performance of demand and savings account deposits, between June 2004 and September 2Q04, up by 9.2% and 3.2% respectively. Comparing the growth of the closing balances at September 2003 and 2004, demand deposits were up by some 31.5% and savings deposits by 11%.

• Provision for Loan Losses (PDD)

Movement of Allowance for Loan Losses - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Opening balance	3,902	4,109	3,665	4,192	4,213	4,059

Amount recorded for the period	587	603	1,998	514	478	1,553
Amount written off for the period	(551)	(561)	(1,683)	(493)	(510)	(1,508)
Balance derived from acquired institutions	171	-	171	-	-	77

Closing balance	4,109	4,151	4,151	4,213	4,181	4,181

Specific provision	2,006	1,939	1,939	1,876	1,885	1,885
Generic provision	1,286	1,390	1,390	1,432	1,383	1,383
Additional provision	817	822	822	905	913	913

Credit recoveries	117	138	351	124	228	458

Allowance for Loan Losses (PDD) on Credit and Leasing Operations - In millions of reais

	2003		2004

	June	September	June	September

Allowance for loan losses - PDD (A)	4,109	4,151	4,213	4,181
Credit operations (B)	53,048	52,776	58,402	59,976
PDD on credit operations (A/B)	7.7%	7.9%	7.2%	7.0%

Ratio of PDD Coverage to Abnormal Course Credits (D to H)

	In millions of reais

	2003		2004

	June	September	June	September

Total provisions (1)	4,109	4,151	4,213	4,181
Abnormal course credits (D to H) (2)	2,871	2,922	2,649	2,533
PDD coverage ratio (1/2)	143.1%	142.1%	159.0%	165.1%

• Commissions and Fees

	In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Checking account	264	287	796	316	324	954
Cards	193	203	598	241	241	723
Fund management	131	163	401	212	233	649
Collection	146	155	440	151	160	461
Credit operations	143	149	420	195	222	582
Interbank charges	61	65	189	63	67	192
Collection of taxes	45	48	138	49	50	150
Custody and brokerage services	19	21	55	26	24	73
Consortium purchase plan management	4	8	12	20	23	58
Other	77	83	233	102	111	307

Total	1,083	1,182	3,282	1,375	1,455	4,149

• Administrative and Personnel Expenses

	In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Third-party services	193	214	583	218	216	630
Communications	151	163	463	155	159	476
Depreciation and amortization	138	137	403	118	118	359
Financial system services	85	92	260	102	101	300
Publicity and advertising	81	83	233	86	88	285
Transport	87	91	258	88	100	282
Leasing	62	79	209	83	76	236
Rents	67	72	206	75	73	223
Data processing	65	73	199	71	70	199
Maintenance and repairs	61	60	174	68	69	197
Materials	43	47	129	35	36	109
Water, electricity and gas	28	27	83	31	30	95
Travel	15	17	46	13	14	41
Other	77	78	240	73	75	217
Administrative expenses	1,153	1,233	3,486	1,216	1,225	3,649
Remuneration	577	632	1,734	613	636	1,863
Single payment bonus (*)	-	98	98	-	14	14
Benefits	240	265	706	243	257	736
Social charges	206	196	587	229	228	683
Employee profit sharing	38	48	128	39	43	127
Training	20	16	46	11	15	37
Labor/other	67	51	208	99	80	224
Personnel expenses	1,148	1,306	3,507	1,234	1,273	3,684

Total administrative and personnel expenses	2,301	2,539	6,993	2,450	2,498	7,333

(*)	In 2004, the single payment bonus refers to the proposed additional food basket.

• Operating Efficiency

	In millions of reais

	Year					September/2004(*)

	1999	2000	2001	2002	2003

Personnel expenses	2,784	3,221	3,549	4,076	4,780	4,957
Employee profit sharing	(104)	(112)	(160)	(140)	(171)	(170)
Other administrative expenses	2,567	2,978	3,436	4,028	4,814	4,976
Total (1)	5,247	6,087	6,825	7,964	9,423	9,763
Financial margin = Gross income from financial intermediation less PDD	7,494	7,839	10,109	11,472	12,778	13,358
Commissions and fees	2,100	3,043	3,473	3,712	4,557	5,424
Income from insurance premiums, private pension plans and savings bonds	5,975	6,920	8,959	10,135	11,726	12,881
Variation in technical reserves for insurance, pension plans and savings bonds	(2,342)	(3,001)	(3,492)	(2,785)	(3,670)	(3,790)
Claims - insurance operations and savings bond draws and redemptions	(2,844)	(2,866)	(3,996)	(4,336)	(5,080)	(5,995)
Insurance and pension plan selling expenses	(635)	(645)	(689)	(667)	(762)	(841)
Expenses with pension plan benefits and redemptions	(558)	(913)	(1,370)	(1,689)	(2,363)	(2,577)
Subtotal	(404)	(505)	(588)	658	(149)	(322)
Equity in the earnings of associated companies	127	156	71	65	5	150
Other operating expenses	(1,296)	(1,376)	(1,831)	(3,148)	(2,704)	(2,953)
Other operating income	1,070	903	1,326	1,321	2,164	1,097
Total (2)	9,091	10,060	12,560	14,080	16,651	16,754
Efficiency ratio (%) = (1/2)	57.7	60.5	54.3	56.6	56.6	58.3

(*)	Amounts accumulated over prior 12-month period.

Operating Efficiency Ratio (%)

In 2Q04, results were impacted negatively as a result of additional provisions, mainly relating to IBNR and labor and civil contingencies. Disregarding these extraordinary events, the Operating Efficiency Ratio (accumulated for the 12-month period) would be 58.7% rather than 60.1%.

The Operating Efficiency Ratio (accumulated for the 12-month period) in 3Q04 was 58.3%, down by 0.4% as compared to the prior quarter adjusted by extraordinary events, prompted mainly by the combination of the strong commitment of the entire Bradesco management to the strict control of expenses and the increase in revenue for the quarter, especially in financial margin and commissions and fees.

The strict control of expenses, enhanced as a result of the creation of the Expenditure Appraisal Committee in March 2004, as well as the synergy process of acquired institutions, have had a positive effect on the Operating Efficiency Ratio.

Another initiative adopted for rationalizing expenditure was the implementation of the PROGRAMA BIS - DE OLHO NA ECONOMIA, exclusively focused on economic ideas and suggestions.

• Other Indicators

Other Indicators

3 – Main Balance Sheet Information

• Consolidated Balance Sheet - In thousands of reais

	September	December

ASSETS	2004	2003	2002	2001	2000	1999

Current assets and long-term receivables	174,673,737	171,141,348	137,301,711	105,767,892	90,693,025	75,136,910
Funds available	2,386,029	2,448,426	2,785,707	3,085,787	1,341,653	827,329
Interbank investments	25,125,701	31,724,003	21,472,756	3,867,319	2,308,273	2,590,599
Open market investments	18,279,891	26,753,660	19,111,652	2,110,573	1,453,461	1,890,828
Interbank deposits	6,848,497	4,970,343	2,370,345	1,760,850	854,815	699,771
Provision for losses	(2,687)	-	(9,241)	(4,104)	(3)	-
Securities and derivative financial instruments	58,154,659	53,804,780	37,003,454	40,512,688	33,119,843	29,196,857
Own portfolio	48,943,603	42,939,043	29,817,033	27,493,936	21,743,924	20,950,342
Subject to repurchase agreements	2,624,914	5,682,852	1,497,383	9,922,036	10,822,637	5,987,713
Subject to negotiation and intermediation of securities	-	-	-	526,219	9,394	157
Restricted deposits - Brazilian Central Bank	3,920,427	3,109,634	3,536,659	1,988,799	421,727	2,359,466
Privatization currencies	73,773	88,058	77,371	25,104	9,526	7,241
Subject to collateral provided	1,185,998	1,752,882	1,836,169	715,858	783,501	449,536
Derivative financial instruments	584,317	232,311	238,839	581,169	-	-
Allowance for mark-to-market	-	-	-	(740,433)	(670,866)	(557,598)
Unrestricted notes	821,627
Interbank accounts	15,236,591	14,012,837	12,943,432	5,141,940	5,060,628	6,454,553
Unsettled payments and receipts	638,390	20,237	16,902	10,118	6,920	7,635
Restricted deposits:
- Brazilian Central Bank	14,244,337	13,580,425	12,519,635	4,906,502	4,848,668	6,184,959
- National Treasury - Rural funding	578	578	578	712	660	599
- National Housing System - SFH	320,955	391,871	374,177	217,518	197,191	142,653
Interbank onlendings	-	-	-	-	2,024	116,733
Correspondent banks	32,331	19,726	32,140	7,090	5,165	1,974
Interdepartmental accounts	99,863	514,779	191,739	176,073	111,636	49,018
Internal transfer of funds	99,863	514,779	191,739	176,073	111,636	49,018
Credit operations	48,508,061	42,162,718	39,705,279	35,131,359	30,236,106	21,535,633
Credit operations:
- Public sector	623,495	186,264	254,622	199,182	275,479	154,266
- Private sector	51,757,706	45,768,970	42,842,693	37,689,671	32,244,482	22,848,128
Allowance for loan losses	(3,873,140)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)
Leasing operations	1,351,242	1,306,433	1,431,166	1,567,927	1,914,081	1,712,343
Leasing receivables:
- Public sector	-	-	45	138	160	800
- Private sector	2,892,388	2,859,533	3,141,724	3,248,050	3,813,369	3,515,396
Unearned lease income	(1,441,224)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)
Allowance for leasing losses	(99,922)	(114,566)	(150,325)	(122,619)	(139,143)	(313,050)
Other receivables	22,665,995	24,098,765	20,690,054	15,685,433	16,226,725	12,420,787
Receivables on guarantees honored	434	624	1,577	1,131	2,020	-
Foreign exchange portfolio	8,960,299	11,102,537	10,026,298	5,545,527	6,417,431	3,375,563
Income receivable	242,843	331,064	249,849	187,910	191,873	109,734
Negotiation and intermediation of securities	85,323	602,543	175,185	761,754	497,655	839,758
Specific credits	-	-	-	146,919	124,776	206,952
Insurance premiums receivable	961,615	889,358	718,909	995,662	818,773	994,718
Sundry	12,623,797	11,324,857	9,640,966	8,107,714	8,258,402	7,021,988
Allowance for other losses	(208,316)	(152,218)	(122,730)	(61,184)	(84,205)	(127,926)
Other assets	1,145,596	1,068,607	1,078,124	599,366	374,080	349,791
Other assets	523,128	575,182	679,515	415,484	409,771	406,910
Allowance for losses	(255,587)	(245,373)	(243,953)	(164,290)	(171,876)	(166,447)
Prepaid expenses	878,055	738,798	642,562	348,172	136,185	109,328
Permanent assets	5,029,761	4,956,342	5,483,319	4,348,014	4,185,458	5,186,682
Investments	970,926	862,323	512,720	884,773	830,930	2,453,425
Investments in associated companies:
- Local	471,130	369,935	395,006	742,586	689,002	2,044,120
Other investments	863,376	857,985	439,342	452,871	525,316	753,901
Allowance for losses	(363,580)	(365,597)	(321,628)	(310,684)	(383,388)	(344,596)
Property and equipment in use	2,263,225	2,291,994	2,523,949	2,152,680	2,017,093	1,683,069
Buildings in use	1,368,973	1,398,735	1,748,409	1,475,581	1,491,847	1,415,720
Other fixed assets	3,512,586	3,480,636	3,459,950	2,988,008	2,705,577	2,285,918
Accumulated depreciation	(2,618,334)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)
Leased assets	24,581	34,362	34,323	46,047	10,688	17,026
Leased assets	66,216	63,812	51,198	51,214	19,421	18,451
Accumulated depreciation	(41,635)	(29,450)	(16,875)	(5,167)	(8,733)	(1,425)
Deferred charges	1,771,029	1,767,663	2,412,327	1,264,514	1,326,747	1,033,162
Organization and expansion costs	1,220,472	1,124,058	1,037,559	874,970	731,717	477,058
Accumulated amortization	(679,317)	(572,620)	(568,525)	(481,127)	(391,417)	(190,510)
Goodwill on acquisition of subsidiaries, net of amortization	1,229,874	1,216,225	1,943,293	870,671	986,447	746,614

T O T A L	179,703,498	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

	September	December

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2002	2001	2000	1999

Current and long-term liabilities	164,907,794	162,406,307	131,652,394	100,199,709	86,654,746	73,249,480
Deposits	64,786,810	58,023,885	56,363,163	41,083,979	36,468,659	34,723,630
Demand deposits	14,781,735	12,909,168	13,369,917	8,057,627	7,500,518	6,803,429
Savings deposits	23,186,217	22,140,171	20,730,683	18,310,948	17,835,745	17,244,520
Interbank deposits	14,267	31,400	23,848	40,446	568,416	468,950
Time deposits	26,804,591	22,943,146	22,238,715	14,674,958	10,563,980	10,206,731
Deposits received under security repurchase agreements	21,551,113	32,792,725	16,012,965	14,057,327	12,108,350	7,814,288
Own portfolio	5,820,361	6,661,473	915,946	12,178,855	10,696,199	5,973,260
Third-party portfolio	15,628,952	17,558,740	12,188,054	1,878,472	1,412,151	1,841,028
Unrestricted portfolio	101,800	8,572,512	2,908,965	-	-	-
Funds from issuance of securities	6,115,921	6,846,896	3,136,842	4,801,410	4,111,171	4,628,344
Exchange acceptances	-	-	1,214	-	-	-
Mortgage notes	889,114	1,030,856	384,727	780,425	741,248	452,379
Debentures	-	7,291	100,369	48,921	1,039	1,043,125
Securities issued abroad	5,226,807	5,808,749	2,650,532	3,972,064	3,368,884	3,132,840
Interbank accounts	322,154	529,332	606,696	192,027	107,129	59,607
Interbank onlendings	-	-	-	-	-	-
Correspondent banks	171,619	159,098	35,686	4,519	1,059	10,016
Interdepartmental accounts	150,535	370,234	571,010	187,508	106,070	49,591
Third-party funds in transit	1,417,570	1,782,068	1,337,729	762,505	904,188	879,592
Borrowings	1,417,570	1,782,068	1,337,729	762,505	904,188	879,592
Local borrowings - official institutions	8,694,942	7,223,356	9,390,630	7,887,154	6,463,555	4,864,414
Local borrowings - other institutions	1,648	2,070	3,368	2,979	9,737	10,178
Foreign borrowings	11,784	4,010	216,812	230,468	170,775	138,279
Local onlendings - official institutions	8,681,510	7,217,276	9,170,450	7,653,707	6,283,043	4,715,957
National Treasury	7,969,414	7,554,266	7,000,046	5,830,633	5,096,604	4,123,486
National Bank for Economic and Social Development (BNDES)	57,950	51,398	62,187	-	-	-
Federal Savings Bank (CEF)	3,568,367	3,403,462	3,437,319	3,067,220	2,589,284	1,650,243
Government Agency for Machinery and Equipment Financing (FINAME)	399,298	459,553	453,803	433,381	405,264	388,109
Other institutions	3,939,822	3,638,966	3,045,176	2,321,508	2,090,374	2,064,153
Foreign onlendings	3,977	887	1,561	8,524	11,682	20,981
Foreign onlendings	50,855	17,161	47,677	316,283	108,178	185,774
Derivative financial instruments	50,855	17,161	47,677	316,283	108,178	185,774
Technical reserves for insurance, private pension plans and savings bonds	308,046	52,369	576,697	111,600	-	-
Other liabilities	31,584,982	26,408,952	19,155,479	13,853,426	10,338,065	7,563,919
Collection of taxes and other contributions	22,105,987	21,175,297	18,024,470	11,303,365	10,948,847	8,406,426
Foreign exchange portfolio	1,211,707	130,893	108,388	181,453	128,785	113,693
Social and statutory payables	3,974,239	5,118,801	5,002,132	1,343,769	2,439,657	1,029,963
Taxes and social security contributions	737,548	851,885	666,409	572,265	560,533	603,405
Negotiation and intermediation of securities	4,470,918	4,781,458	4,376,031	3,371,127	3,094,628	2,665,681
Subordinated debt	6,089,471	4,994,810	3,321,597	969,842	-	-
Sundry	5,547,973	4,701,492	4,440,439	3,557,524	4,132,849	3,079,557
Deferred income	44,032	31,774	15,843	9,020	34,632	17,543
Deferred income	44,032	31,774	15,843	9,020	34,632	17,543
Minority interest in subsidiary companies	73,965	112,729	271,064	139,231	96,903	287,350
Stockholders' equity	14,677,707	13,546,880	10,845,729	9,767,946	8,092,202	6,769,219
Capital:
- Local residents	6,343,955	6,343,955	4,960,425	4,940,004	5,072,071	4,206,644
-Foreign residents	656,045	656,045	239,575	259,996	74,429	58,856
Unpaid capital	-	-	-	-	(400,500)	(465,500)
Capital reserves	10,645	8,665	7,435	7,435	19,002	5,643
Revenue reserves	7,084,529	6,066,640	5,715,317	4,614,110	3,403,020	2,963,576
Mark-to-market adjustment - securities and derivatives	638,628	478,917	9,152	-	-	-
Treasury stock	(56,095)	(7,342)	(86,175)	(53,599)	(75,820)	-

Stockholders' equity managed by the parent company	14,751,672	13,659,609	11,116,793	9,907,177	8,189,105	7,056,569

T O T A L	179,703,498	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

• Balance Sheet by Currency and Exchange Exposure at September 30, 2004 - In millions of reais

	Balance Sheet	Currency

		Local	Foreign (1) (2)

ASSETS
Current and long-term receivables	174,673	144,625	30,048
Funds available	2,386	1,955	431
Interbank investments	25,126	19,730	5,396
Securities and derivative financial instruments	58,155	48,865	9,290
Interbank and interdepartmental accounts	15,336	15,328	8
Credit and leasing operations	49,859	42,418	7,441
Other receivables and assets	23,811	16,329	7,482
Permanent assets	5,030	4,597	433
Investments	971	541	430
Property and equipment in use and leased assets	2,288	2,285	3
Deferred charges	1,771	1,771	-
Total assets	179,703	149,222	30,481
LIABILITIES
Current and long-term liabilities	164,907	138,401	26,506
Deposits	64,787	61,663	3,124
Deposits received under security repurchase agreements	21,551	19,300	2,251
Funds from issuance of securities	6,116	889	5,227
Interbank and interdepartmental accounts	1,740	464	1,276
Borrowings and onlendings	16,715	7,474	9,241
Derivative financial instruments	308	308	-
Technical reserves for insurance, private pension plans and savings bonds	31,585	31,561	24
Other liabilities
- Subordinated debt	6,089	2,963	3,126
- Other	16,016	13,779	2,237
Deferred income	44	44	-
Minority interest in subsidiaries	74	74	-
Stockholders' equity	14,678	14,678	-
Total	179,703	153,197	26,506

Net position of assets and liabilities			3,975
Net position of derivatives (2)			(3,781)
Other memorandum accounts, net (3)			(404)
Net exchange position (liability)			(210)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding operations maturing in D +1, to be settled in currency at September 30, 2004 price levels.
(3)	Leasing commitments and others are controlled in memorandum accounts.

Total assets by currency

• Balance Sheet by Maturity at September 30, 2004 - In millions of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	104,470	18,798	14,430	36,975	-	174,673
Funds available	2,386	-	-	-	-	2,386
Interbank investments	23,570	502	387	667	-	25,126
Securities and derivative financial instruments(1)	41,121	840	3,741	12,453	-	58,155
Interbank and interdepartmental accounts	15,042	6	8	280	-	15,336
Credit and leasing operations	8,959	16,420	8,745	15,735	-	49,859
Other receivables and assets	13,392	1,030	1,549	7,840	-	23,811
Permanent assets	57	284	342	2,766	1,581	5,030
Investments	-	-	-	-	971	971
Property and equipment in use and leased assets	20	98	118	1,442	610	2,288
Deferred charges	37	186	224	1,324	-	1,771
Total	104,527	19,082	14,772	39,741	1,581	179,703
LIABILITIES
Current and long-term liabilities	94,702	14,723	9,775	45,707	-	164,907
Deposits(2)	41,195	4,517	4,959	14,116	-	64,787
Deposits received under security repurchase agreements	19,290	635	247	1,379	-	21,551
Funds from the acceptance and issuance of securities	249	2,725	217	2,925	-	6,116
Interbank and interdepartmental accounts	1,740	-	-	-	-	1,740
Borrowings and onlendings	1,766	5,215	3,639	6,095	-	16,715
Derivative financial instruments	276	4	19	9	-	308
Technical reserves for insurance, private pension plans and savings bonds (2)	19,504	980	291	10,810	-	31,585
Other liabilities:
- Subordinated debt	114	24	-	5,951	-	6,089
- Other	10,568	623	403	4,422	-	16,016
Deferred income	44	-	-	-	-	44
Minority interest in subsidiaries	-	-	-	-	74	74
Stockholders' equity	-	-	-	-	14,678	14,678
Total	94,746	14,723	9,775	45,707	14,752	179,703
Accumulated net assets in 2004	9,781	14,140	19,137	13,171	-	-
Accumulated net assets in 2003	14,690	19,810	22,053	11,970	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for insurance and private pension plans, comprising VGBL and PGBL products, are classified as up to 30 days without considering average historical turnover.

Total Assets by Maturity

• Securities - In millions of reais

Consolidated Portfolio Composition by Issuer at September 30, 2004 (1)

Securities (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value (4), (5) and (6)	Restated cost value	Mark-to-market adjustment

GOVERNMENT SECURITIES	1,396	4,618	7,083	25,907	39,004	38,879	125
Financial Treasury Notes	643	2,235	2,017	10,868	15,763	15,771	(8)
Federal Treasury Notes	210	479	57	8,332	9,078	9,092	(14)
National Treasury Bonds	200	1,881	4,958	58	7,097	7,099	(2)
Brazilian foreign debt notes	198	-	-	6,522	6,720	6,571	149
Central Bank Notes	-	-	-	55	55	56	(1)
Other	145	23	51	72	291	290	1

CORPORATE BONDS	3,156	2,609	262	4,606	10,633	9,798	835
Certificates of Bank Deposit	292	2,399	52	1,117	3,860	3,860	-
Debentures	105	11	61	1,354	1,531	1,562	(31)
Shares	2,257	-	-	-	2,257	1,368	889
Corporate bonds abroad	39	36	66	1,402	1,543	1,507	36
Derivative financial instruments	319	146	70	49	584	594	(10)
Other	144	17	13	684	858	907	(49)
PURCHASE AND SALE COMMITMENTS(3)	-	2,329	2,597	3,592	8,518	8,518	-

Total at September 30, 2004	4,552	9,556	9,942	34,105	58,155	57,195	960

Total at September 30, 2003	3,148	3,165	7,581	34,011	47,905	47,297	608

Composition by Maturity at September 30, 2004

Securities (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value (4), (5) and (6)	Restated cost value	Mark-to-market adjustment

Trading securities (2)	2,013	8,926	9,748	22,222	42,909	42,952	(43)

Financial Treasury Notes	569	1,990	1,970	10,237	14,766	14,768	(2)
Purchase and Sale Commitments (3)	-	2,329	2,597	3,592	8,518	8,518	-
National Treasury Bonds	200	1,875	4,958	58	7,091	7,093	(2)
Federal Treasury Notes	210	268	57	4,575	5,110	5,128	(18)
Debentures	16	11	-	922	949	949	-
Certificates of Bank Deposit	130	2,395	47	1,094	3,666	3,666	-
Brazilian foreign debt notes	36	-	-	862	898	876	22
Shares	560	-	-	-	560	560	-
Other	292	58	119	882	1,351	1,394	(43)

Securities available for sale (2)	2,181	399	124	7,463	10,167	9,154	1,013

Brazilian foreign debt notes	124	-	-	4,333	4,457	4,330	127
Shares	1,697	-	-	-	1,697	808	889
Corporate bonds abroad	10	1	-	1,076	1,087	1,043	44
National Treasury Bonds	73	224	47	630	994	1,000	(6)
Federal Treasury Notes	-	126	-	714	840	836	4
Debentures	89	-	61	431	581	612	(31)
Brazilian foreign debt notes	161	5	4	23	193	193	-
Other	27	23	12	256	318	332	(14)

Securities held to maturity (7)	39	85	-	4,371	4,495	4,495	-

Federal Treasury Notes	-	85	-	3,043	3,128	3,128	-
Brazilian foreign debt notes	38	-	-	1,327	1,365	1,365	-
Other	1	-	-	1	2	2	-

Derivative financial instruments	319	146	70	49	584	594	(10)

Total at September 30, 2004	4,552	9,556	9,942	34,105	58,155	57,195	960

Total at September 30, 2003	3,148	3,165	7,581	34,011	47,905	47,297	608

Derivative financial instruments (Liabilities)

Total at September 30, 2004	(276)	(4)	(19)	(9)	(308)	(307)	(1)

Total at September 30, 2003	(206)	(18)	(23)	(84)	(331)	(302)	(29)

(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.
(2)

Securities of Banco BEM, in the amount of R$ 521 million, mainly financial treasury notes, classified as securities held to maturity, were reclassified at June 30, 2004, R$ 499 million of which to trading securities, decreasing results by R$ 7 million, net of tax effects and R$ 22 million to securities available for sale, decreasing the specific stockholders’ equity account by R$ 4 million, net of tax effects. In Banco Zogbi, equity securities in the amount of R$ 5 million, classified as trading securities, were transferred to securities available for sale, pursuant to BACEN Circular 3068/2001, in line with the portfolio profile of Banco Bradesco, the new parent company.

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(5)

This column reflects book value subsequent to mark-to-market adjustment, except for securities held to maturity, the market value of which is higher than purchase cost by R$ 884 million (September 2003 - R$ 448 million).

(6)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3068/2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of September 30, 2004.

Summary of the Classification of Securities at September 30, 2004

	Financial	Insurance/ Savings Bond	Private Pension Plan	Other Activities	Total	%

Trading securities	13,826	4,722	24,280	81	42,909	73.80
Securities available for sale	7,195	1,459	1,492	21	10,167	17.47
Securities held to maturity	1,452	-	3,043	-	4,495	7.73
Derivative financial instruments	584	-	-	-	584	1.00

Total at September 30, 2004	23,057	6,181	28,815	102	58,155	100.00

Total at September 30, 2003	21,285	4,302	22,185	133	47,905

Classification of Securities by Segment – %

• Credit Operations

We present below the composition of the credit portfolio by type of operation and economic activity sector.

By Type of Operation - In millions of reais

	2003		2004

	June	September	June	September

Discount of trade receivables and other loans	24,826	24,481	25,731	26,818
Financings	16,082	15,721	18,815	19,608
Rural and agribusiness loans	4,007	4,204	5,613	5,955
Leasing operations	1,521	1,439	1,352	1,451
Advances on foreign exchange contracts	5,814	6,168	6,259	5,618
Credit operations - Subtotal	52,250	52,013	57,770	59,450
Other receivables	798	763	632	526
Total credit operations	53,048	52,776	58,402	59,976

Sureties and guarantees recorded in memorandum accounts	5,581	6,433	6,751	6,960

By Economic Activity Sector - In millions of reais

	2004

	June	%	September	%

Public Sector	608	1.0	625	1.0
Private Sector	57,794	99.0	59,351	99.0
Manufacturing	18,530	31.8	18,458	30.8
Commerce	8,698	14.9	9,544	15.9
Financial intermediation	657	1.1	355	0.6
Services	10,989	18.8	11,203	18.7
Agriculture, livestock raising, fishing, forest development and management	1,092	1.9	1,103	1.8
Individuals	17,828	30.5	18,688	31.2

Total	58,402	100.0	59,976	100,0

By Segment

At the end of the third quarter of 2004, 99.0% of the credit portfolio was directed to the private sector, remaining stable as compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 30.8% share of total operations, particularly food and beverage, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 19.3%, whereas commerce and farming/livestock activities recorded a 15.9% and 1.8% portfolio share, respectively. Loans to consumers comprised 31.2% of the portfolio.

Portfolio Performance

The balance of credit operations in 3Q04 was compatible with economic activity for the quarter, reflecting the continued dynamic export performance and recovery of internal demand, strengthened by the expansion of income and employment, and recovery of consumer customer payment capacity.

As a result, the balance of Bradesco’s consolidated credit portfolio at September 30, totaled R$ 60.0 billion, an increase of 2.7%, as compared to June 30, or 13.6% when analyzed over the prior 12-month period.

For 4Q04, the rhythm of economic growth is expected to be maintained, especially considering seasonal year-end factors, with the increases in internal demand and private investment reflected in credit expansion.

Composition of the Credit Portfolio by Risk Levels

The classification and quality of the credit portfolio by risk level, at the end of September 2004, improved in comparison with the second quarter of 2004. AA to C rated operations, classified by BACEN as normal course operations, totaled 91.6% of portfolio balance, maintaining the trend for improvement, while 2.9% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 5.5% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use and enhancement of credit assessment and monitoring instruments.

By Rating – In millions of reais

Risk Level	Portfolio Balance	Accumulated Percentage (1)	Minimum Requirement				Additional Allowance (4)	Existing Allowance

			Specific (2)		Generic (3)	Total

			Past Due	Falling Due

AA	15,957	26.6	-	-	-	-	-	-
A	23,117	65.1	-	-	115	115	68	183
B	6,061	75.3	1	5	55	61	21	82
C	9,789	91.6	6	16	272	294	368	662
Subtotal	54,924	91.6	7	21	442	470	457	927
D	1,765	94.5	14	22	141	177	221	398
E	385	95.2	35	35	45	115	62	177
F	579	96.1	61	65	163	289	89	378
G	354	96.7	83	63	102	248	84	332
H	1,969	100.0	1,015	464	490	1,969	-	1,969

Total at September 30, 2004	59,976	-	1,215	670	1,383	3,268	913	4,181

Total at June 30, 2004	58,402	-	1,146	730	1,432	3,308	905	4,213

(1)	On total portfolio.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses in September 2004 totaled R$ 4,181 million, corresponding to 7.0% of total credit operations. However, of this amount, only 45.1% effectively comprises overdue operations (past due and falling due), and the remaining portion is recorded as a precaution only, based on the customers' internal classification (33.1%) or to cover specific and general portfolio risks (21.8%).

Credit Portfolio by Maturity - in millions of reais

The maturity of the normal course credit portfolio evidences a concentration of short-term credits, with 40.7% maturing in up to 90 days. However, over the prior 12-month period, operation terms have gradually lengthened, as a result of economic stability.

N.B. percentage rates are accumulated.

Movement of the Portfolio between September 2003 and 2004

The performance of the consolidated credit portfolio over the prior twelve months up to September 2004, despite the low level of economic activity, evidences the maintenance of the quality of the assets, in particular as a result of new borrowers, corresponding to an increase of 17.1%, compared to the balance of the credit portfolio up to September 2003.

Portfolio Movement between September 2003 and 2004

	Borrowers remaining from September 2003		New borrowers between September 2003 and 2004		Total credit at September 2004

Level	In millions reais	%	In millions reais	%	In millions reais	%

AA to C	46,318	90.9	8,606	95.2	54,924	91.6
D	1,658	3.3	107	1.2	1,765	2.9
E to H	2,960	5.8	327	3.6	3,287	5.5

Total	50,936	100.0	9,040	100.0	59,976	100.0

As a result, the quality of the credits granted to new borrowers during the year has proved satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 91.6% at the end of September 2004, compared to 91.3% at the end of June 2004 and 90.4% in September 2003.

Concentration of Credit Portfolio – In millions of reais

	2003				2004

	June	%	September	%	June	%	September	%

Largest borrower	784	1.5	771	1.5	779	1.3	931	1.6
10 largest borrowers	4,871	9.2	5,060	9.6	5,536	9.5	5,746	9.6
20 largest borrowers	7,926	14.9	8,111	15.4	8,497	14.5	8,803	14.7
50 largest borrowers	13,265	25.0	13,500	25.6	14,028	24.0	14,196	23.7
100 largest borrowers	17,305	32.6	17,493	33.1	18,234	31.2	18,062	30.1

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2003		2004

Items	June	September	June	September

Total Credit Operations	53,048	52,776	58,402	59,976
- Consumer	14,406	14,740	17,828	18,688
- Corporate	38,642	38,036	40,574	41,288
Existing Allowance	4,109	4,151	4,213	4,181
- Specific	2,006	1,939	1,876	1,885
- Generic	1,286	1,390	1,432	1,383
- Additional	817	822	905	913

Specific Allowance/Existing Allowance (%)	48.8	46.7	44.5	45.1
Existing Allowance/Total Credit Operations (%)	7.7	7.9	7.2	7.0

Normal Course Operations (from AA to C)/Total Credit Operations (%)	90.2	90.4	91.3	91.6
Operations under risk management (D)/Total Credit Operations (%)	3.4	2.8	2.8	2.9
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.4	6.8	5.9	5.5

Credit Operations (D)	1,841	1,460	1,629	1,765
Existing Allowance (D)	520	413	374	398
Allowance/Credit Operations (D) (%)	28.2	28.3	23.0	22.5

Credit Operations (from E to H)	3,375	3,580	3,464	3,287
Existing Provision (from E to H)	2,939	3,027	2,966	2,856
Allowance/Credit Operations (from E to H) (%)	87.1	84.6	85.6	86.9

The figures at the end of September 2004 continue to confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit granting strategy is being applied on a secure, selective and consistent basis.

• Funding

Deposits by Maturity - In millions of reais

	2004

	June	September

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	13,541	14,782	-	-	-	14,782
Savings	22,456	23,186	-	-	-	23,186
Interbank	47	14	-	-	-	14
Time	28,089	3,213	4,517	4,959	14,116	26,805

Total	64,133	41,195	4,517	4,959	14,116	64,787

Demand Deposits - In billions of reais

• Checking Accounts - Million

Increase in Checking Accounts - million

Consumer and Corporate Customers – September 2004

• Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 23.2 billion in deposits at the end of the third quarter of 2004, corresponding to a 19.1% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits - In billions of reais

Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts - Million

• Asset Management

Bradesco ranked Best Fund Manager for the third time in a row

Bradesco was rated Brazil’s Best Fund Manager for the third time running according to a study carried out by Guia Exame’s Best Investment Funds, organized by Exame magazine in partnership with the Study Center maintained by Fundação Getúlio Vargas.

Net assets - In millions of reais

	2003		2004

	June	September	June	September

Investment funds	60,949	67,552	78,059	80,852
Managed portfolios	9,279	9,050	8,757	9,319

Total	70,228	76,602	86,816	90,171

Distribution of Assets - In millions of reais

	2003		2004

	June	September	June	September

Investment funds - fixed return	59,063	65,272	75,580	78,148
Investment funds - floating rate	1,886	2,280	2,479	2,704
Total	60,949	67,552	78,059	80,852

Fixed return customer portfolios	6,648	6,372	6,561	6,742
Floating rate customer portfolios	2,631	2,678	2,196	2,577
Total	9,279	9,050	8,757	9,319

Total fixed-return funds	65,711	71,644	82,141	84,890
Total floating-rate funds	4,517	4,958	4,675	5,281

Total	70,228	76,602	86,816	90,171

Total Volume of Managed Assets according to ANBID’s Global Ranking - In millions of reais

Number of Funds, Portfolios and Quotaholders at September 30, 2004

	Number	Quotaholders

Investment funds	499	2,738,046
Customer portfolios	106	361

Total	605	2,738,407

4 – Operating Companies

• Bradesco Insurance Group

Insurance Companies

Consolidated Balance Sheet - In millions of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	26,800	29,156	35,090	37,873
Securities	24,451	26,735	32,470	35,157
Insurance premiums receivable	874	817	880	844
Other receivables	1,475	1,604	1,740	1,872
Permanent assets	970	956	1,036	1,016

Total	27,770	30,112	36,126	38,889

LIABILITIES
Current and long-term liabilities	24,819	26,819	32,231	34,551
Tax, civil and labor contingencies	866	895	1,120	1,065
Payables on insurance, private pension plans and savings bonds	454	452	680	696
Other liabilities	767	1,011	953	1,205
Technical reserves for insurance	1,864	1,949	2,335	2,477
Technical reserves for private pension plans	19,170	20,733	25,134	27,059
Technical reserves for savings bonds	1,698	1,779	2,009	2,049
Minority interest	45	45	35	36
Stockholders’ equity of the parent company	2,906	3,248	3,860	4,302

Total	27,770	30,112	36,126	38,889

Consolidated Statement of Income - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income on insurance premiums, private pension plans and premium bonds	2,729	2,873	8,291	2,989	3,464	9,447
Variation in technical reserves	(763)	(952)	(2,755)	(693)	(1,077)	(2,647)
Commission and fees	41	52	128	73	83	224
Retained claims	(1,046)	(1,069)	(3,062)	(1,291)	(1,338)	(3,867)
Expenses for premium bond draws and redemptions	(282)	(283)	(797)	(346)	(313)	(932)
Expenses for private pension plan benefits and redemptions	(464)	(558)	(1,421)	(581)	(486)	(1,594)
Selling expenses	(184)	(194)	(560)	(206)	(216)	(637)
Other operating income (expenses)	13	(1)	15	(113)	46	(72)
Personnel and administrative expenses	(246)	(238)	(708)	(277)	(244)	(768)
Tax expenses	(22)	(16)	(59)	(36)	(32)	(97)
Financial results	405	624	1,596	469	405	1,462
Operating income (expense)	181	238	668	(12)	292	519
Non-operating income	(22)	12	(12)	(27)	18	(17)
Equity in the earnings of subsidiary and associated companies	(16)	34	7	158	(1)	174
Minority interest	-	-	-	2	-	3
Income before taxes and contributions	143	284	663	121	309	679
Taxes and contributions on income	(49)	(92)	(224)	90	(108)	(103)

Net income	94	192	439	211	201	576

Performance Ratios - %

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Claims ratio (1)	81.3	78.6	78.5	87.3	84.2	84.6
Selling ratio (2)	12.4	12.4	12.4	12.3	12.0	12.3
Combined ratio (3)	107.4	106.0	106.0	122.4	99.4	110.6
Expanded combined ratio (4)	99.2	92.6	95.7	113.6	88.6	100.3
Administrative expense ratio (5)	13.8	13.6	13.5	14.3	12.9	13.1

(1)	Retained claims/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/earned premiums.
(4)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/(earned premiums + financial result).
(5)	Administrative expenses/earned premiums.

Insurance Premiums - Market Share (%)

Up to August 2004, Bradesco Seguros secured R$ 7.2 billion in premiums and maintained its industry leadership with a 25% market share. The insurance sector obtained a total of R$ 28.8 billion in premiums through August 2004.

Growth in Technical Reserves
In millions of reais

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Earned Premiums by Insurance Line - In millions of reais

	2003			2004

Line	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	630	661	1,909	710	792	2,231
Auto/RCF(a)	346	349	1,022	393	413	1,198
Life/AP(b)/VGBL(c)	196	242	626	257	268	778
Basic Lines	89	86	258	90	90	275
DPVAT(d)	25	22	84	28	26	88

Total	1,286	1,360	3,899	1,478	1,589	4,570

(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In September of 2004, the Company’s earned premiums grew by 17.2% compared to the same period in 2003.

Earned Premiums by Line - %

Retained Claims by Insurance Line - In millions of reais

	2003			2004

Line	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	588	604	1,714	660	734	2,056
Auto/RCF	270	275	794	381	357	1,067
Life/AP	110	129	350	172	164	507
Basic Lines	56	40	134	57	61	166
DPVAT	22	21	70	21	22	71

Total	1,046	1,069	3,062	1,291	1,338	3,867

Retained Claims by Insurance Line (%)

N.B. Retained claims/earned premiums.

Selling Expenses by Insurance Line - In millions of reais

	2003			2004

Line	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	19	20	58	23	25	71
Auto/RCF	64	64	189	71	77	219
Life/AP	61	68	191	69	72	220
Basic Lines	16	16	47	19	17	54

Total	160	168	485	182	191	564

Selling Expenses by Insurance Line (%)

N.B. Expenses for selling/earned premiums

Number of Policyholders - Thousand

Up to September 2004, the average number of customers grew by 15.3% compared to the same period in 2003.

In comparison with the same period in 2003, Bradesco Saúde maintained its outstanding market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of Brazil’s 100 largest companies in terms of billings, 33 are Bradesco clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 28% are Bradesco Saúde clients. (source: Exame Magazine’s Biggest and Best List, July 2004).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for policyholders, prospects and brokers.

Through August 2004, the Bradesco Insurance Group maintained its position as one of the main players in the Brazilian Basic Line Insurance market, with a significant 10.6% share of total market billings in this area.

In the Corporate Risk area, Bradesco maintained its position among Brazil’s largest insurance companies.

In particular, emphasis should be given to the successful launching of Bradesco FLIGHT INSURANCE, which after only 6 months, has already secured R$ 6 million in premiums, for some 70 aircraft.

Another highlight during the nine-month period was the launching of the SIGA Transport (Integrated Policy Management System) website, in March 2004, the wide market acceptance of which has given Bradesco a marked advantage in terms of negotiating power.

In the mass market insurance segment, focusing on the consumer and small and medium corporate segments, Bradesco maintained a significant number of customers, in particular, for the Bradesco Bilhete Residencial product, with 589,572 homes insured.

In the pursuit to always offer our customers best quality services, the launching of our new products made a substantial contribution to the results achieved during the period.

In the Auto/RCF line, the market was affected by intense competition, aggravated by slacking vehicle sales. During the period, we maintained our technically correct pricing policy, guaranteeing balanced portfolio results. Emphasis should also be given to the launching of our new pricing policy based on the policyholders’ specific characteristics and maintenance of the differentiated services which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

Bradesco’s market share of the Auto/RCF portfolio up to August, 2004 was 16.3%.

Awards/Recognition

Bradesco Seguros

1. In April, Bradesco Seguros was rated among the 100 largest investors in this area for 2003, according to research carried out in Brazil by Info magazine. Indiana Seguros, another Bradesco Insurance Group company, was also highlighted in the 2004 edition of “Brazil’s 100 most wired companies”.

2. Bradesco Seguros was the brand name preferred by consumers in the southern state of Rio Grande do Sul. This preference was revealed in May 2004 in the sixth edition of the poll “Decision-maker Brands”, prepared by the Jornal do Comércio, a regional newspaper specialized in business and economy, in partnership with Instituto Qualidata. Bradesco was rated preferred insurance company by 13.2% of those interviewed.

3. The Bradesco Insurance website is 3-time champion award winner at the iBEST awards, considered Brazil’s equivalent to the Internet Oscar. In May, at the awards ceremony held in São Paulo, the insurance company was voted winner by popular jury in the "Insurance" category.

4. Bradesco Seguros won the Segurador Brasil award in the “Best Institutional Campaign” and “Arts and Culture Support Highlight” categories. These awards were given in June by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine.

5. Bradesco Seguros was rated best company in the vehicle insurance line according to the "Gazeta Mercantil Financial Report” prepared in partnership with the consultancy Austin Rating in June. The report was prepared based on data for 2003.

6. Bradesco Seguros won the insurance "Market Award" ("Prêmio Mercado de Seguros"), in June, given by the Seguro Total magazine in the "Excellence in Total Premiums" category.

7. Bradesco Seguros sponsors the Dell’Arte series of International Concerts held at the Municipal Theater in Rio de Janeiro. The following concerts were held up to September 2004:

- Nelson Freire (pianist) – April 7.
- Italian Concert – May 17.
- Academie Für Alte Musik – June 22.
- Emma Kirkby & The Romantic Chamber Group of London – July 29.
- Quartet Herold – August 23.
- Les Arts Florissants – September 29.

Bradesco Saúde

1. In May, Bradesco Saúde was announced winner of the “Prêmio Segurador Brasil” award in the “Excellence in Health Insurance” category. This award is given by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine.

2. Bradesco Saúde won the “Hospital Best” award in the “Health Operator of the Year” category, according to a poll carried out among innumerous physicians and other health professionals nationwide. The poll was organized by Simonsen e Associados. The first edition of this award held in June is an initiative of the Brazilian Association of Health Marketing (Associação Brasileira de Marketing em Saúde).

Vida e Previdência (Private Pension Plan Companies)(1)

Bradesco Vida e Previdência is specialized in the preparation, implementation and administration of individual and corporate retirement, pension and savings plans, as well as life insurance. As a result of its solid structure, innovative product policy and trusted market standing, Bradesco maintained its leadership of all segments in which it operates and presented excellent results for the period in this economic sector, which is among the most dynamic in Brazil.

Balance Sheet - In millions of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	20,783	22,719	27,008	29,454
Funds available	24	36	29	41
Interbank investments	19	19	-	-
Securities	20,355	22,197	26,489	28,826
Insurance operations and other receivables	385	467	490	587
Permanent assets	256	253	1,063	1,194

Total	21,039	22,972	28,071	30,648

LIABILITIES
Current and long-term liabilities	19,695	21,404	26,017	28,171
Tax and social security contingencies	402	503	554	704
Operating liabilities for insurance and private pension	91	124	256	331
plans
Other liabilities	32	44	73	77
Technical reserves	19,170	20,733	25,134	27,059
Stockholders' equity	1,344	1,568	2,054	2,477

Total	21,039	22,972	28,071	30,648

In August 2004, the Previllares private pension plan portfolio in the amount of R$ 117 million and the “pending approval” life insurance portfolio of Bradesco Auto/RE Companhia de Seguros (formerly União Novo Hamburgo de Seguros S.A.) in the amount of R$ 67 million, were transferred to Bradesco Vida e Previdência.

Statement of Income - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Retained premiums	187	210	593	224	266	717
Variations in premium reserves	(19)	(5)	(48)	(4)	(25)	(39)
Earned premiums	168	205	545	220	241	678
Retained claims	(103)	(117)	(329)	(125)	(138)	(424)
Expenses with benefits - VGBL	-	-	-	(10)	(11)	(26)
Selling expenses - insurance	(43)	(45)	(135)	(50)	(55)	(162)
Other operating income (expenses)	35	45	116	49	75	188
Income from contributions and VGBL	1,206	1,348	3,767	1,396	1,810	4,670
Variation in technical reserves and VGBL	(669)	(821)	(2,494)	(617)	(973)	(2,440)
Expenses with benefits/matured plans	(463)	(559)	(1,422)	(581)	(486)	(1,594)
Expenses for redemptions – VGBL	(138)	(200)	(385)	(330)	(357)	(926)
Selling expenses - pension plans and VGBL	(35)	(39)	(109)	(36)	(39)	(114)
Administrative expenses	(47)	(53)	(148)	(50)	(62)	(168)
Tax expenses	(5)	(3)	(11)	(13)	(12)	(32)
Financial income	973	1,081	3,295	988	1,117	3,112
Financial expenses	(736)	(701)	(2,261)	(691)	(926)	(2,251)
Equity income and expenses	2	4	7	167	58	227
Non-operating income (expense)	(1)	4	4	-	3	5
Income before taxes and contributions	144	149	440	317	245	743
Taxes and contributions on income	(42)	(42)	(132)	(49)	(64)	(173)

Net income	102	107	308	268	181	570

(1)	Includes Bradesco Vida e Previdência S.A. and from June 2003, Alvorada Vida S.A. (formerly BBV Previdência e Seguradora Brasil S.A.).

Bradesco Vida e Previdência adopted a number of measures during the period designed to decrease expenses. As a result of these efforts, the percentage of administrative expenses for income on premiums and contributions decreased from 3.4%, up to September 2003 to 3.1% up to September 2004.

Furthermore, we highlight the decrease in selling expenses comprising 5.1% of income on premiums and contributions up to September 2004 compared to 5.6% for the same period in 2003.

The following stockholdings influenced the composition of results accumulated to September 2004:

In thousands of reais

Bradesco Capitalização S.A.	141,369
IRB - Brasil Resseguros S.A.	27,522
Other investments	52,626

Total	221,517

Income from Plans and VGBL - Market Share (%)

Bradesco Vida e Previdência is Brazil’s sole leader in complementary pension plans and VGBL, with a 34.7% share of the market, more than double that held by its nearest rival. Up to September 2004, plan income totaled R$ 4.670 billion, a 24.0% growth rate compared to the same period in 2003.

Life Insurance Premiums – Market Share (%)

Income on premiums retained of R$ 717 million accumulated up to September 2004 guaranteed Bradesco’s leadership of the market with a 15.0% share. We highlight during the period the “Vida Segura Bradesco” and “Vida Máxima Mulher Bradesco”, products which strengthen the strategy designed to offer products to different market segments and facilitate access to life insurance to lower income bracket consumers.

Increase in Technical Reserves – In millions of reais

Total technical reserves in September 2004 of R$ 27,059 million comprise R$ 18,386 million for supplementary pension plans, R$ 7,853 million for VGBL, R$ 748 million for life and personal accident, R$ 67 million for DPVAT and R$ 5 million for retrocession.

Growth in Guaranteeing Assets of Technical Reserves – In millions of reais

The continuing increase in revenues and appropriate investment policy adjustments prompted a significant growth in the investment portfolios of Bradesco Vida e Previdência, thereby guaranteeing full coverage of technical reserves.

Pursuant to new legislation (SUSEP/DECON/GAB Circular Letter 5/04 of July 16, 2004), only the volume of guaranteeing assets necessary for covering technical reserves may be held under custody.

Pension Plan and VGBL Investment Portfolios – Market Share (%)

In August, the investment portfolios totaled R$ 28,226 million, comprising almost half of market resources.

Participants

Increase in Number of Participants – thousand

N.B. Includes VGBL long-term life products

The strength of the Bradesco Brand, its commitment to innovation and the adoption of appropriate pricing and management policies, prompted a continuing growth in the number of customers, which is nearing 1.5 million.

Policyholders

Increase in Life Insurance Policyholders – thousand

• Savings Bond Companies (1)

Balance Sheet - In millions of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	1,946	2,152	2,683	2,813
Securities	1,871	2,059	2,596	2,719
Accounts receivable and other receivable	75	93	87	94
Permanent assets	294	329	201	205

Total	2,240	2,481	2,884	3,018

LIABILITIES
Current and long-term liabilities	1,906	2,033	2,416	2,413
Tax and labor contingencies	195	238	174	177
Other liabilities	13	16	233	187
Technical reserves	1,698	1,779	2,009	2,049
Stockholders' equity	334	448	468	605

Total	2,240	2,481	2,884	3,018

Statement of Income - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from savings bonds	301	292	842	396	338	1.039
Variation in technical reserves	(14)	(42)	(55)	(7)	10	(46)
Redemption of bonds	(282)	(283)	(797)	(346)	(313)	(932)
Bonds redeemed	(279)	(277)	(783)	(336)	(298)	(896)
Winning bonds	(3)	(6)	(14)	(10)	(15)	(36)
Other operating income (expenses)	-	(1)	(2)	-	(1)	-
Financial income, net	81	110	249	71	60	237
Administrative expenses/taxes	(20)	(18)	(55)	(28)	(22)	(69)
Equity results	6	35	43	26	4	32
Non-operating income	-	1	1	-	-	1
Income before taxes and contributions	72	94	226	112	76	262
Taxes and contributions on income	(21)	(20)	(60)	(27)	(24)	(76)

Net income	51	74	166	85	52	186

(1)	Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company holds a leadership position in two Brazilian states, according to the latest figures for August, 2004 published by SUSEP. The company’s market share was as follows: 35.4% in Amazonas and 26.5% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO 9002 certification and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This certification from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

Bradesco Capitalização’s fast-growing volume of technical reserves totaled R$ 2.0 billion in September 2004, a growth rate of 15.2% compared to the same period in 2003. According to data for August 2004 published by SUSEP, the company has 22.8% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets Guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

As a result of its customer loyalty building policy, focused on quality customer service and the offer of innovative products, the number of Bradesco Capitalização customers totaled more than 2.7 million at the end of 3Q04.

Outstanding Savings Bonds - Thousand

Outstanding Savings Bonds with Transfer of Draw Participation Rights - Thousand

Total Outstanding Savings Bonds - Thousand

The outstanding savings bond portfolio also presented a significant increase of 112.81% compared to the same period in 2003, with more than 45 million outstanding bonds. Of this amount, 90.2% are certificates with “Transfer of Draw Participation Rights”, which were sold via partnership agreements with companies in different market segments, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bond certificate is to add value to partners’ products or to provide incentives for customer payments, these are low-priced bonds sold with reduced terms and grace periods and at a lower unit purchase price.

The number of traditional bonds comprising 9.8% of the total portfolio, dropped slightly, as a result of the offer of single and monthly payment bonds at higher sales prices.

Awards

In June, Bradesco Capitalização won the Insurance Market Award in the “Best Savings Bond Company”category, organized by Seguro Total magazine.

• Banco Finasa

Consolidated Balance Sheet - In millions of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	4,260	4,841	7,037	7,652
Funds available	-	3	5	8
Interbank investments	28	25	111	37
Securities and derivative financial instruments	14	15	68	78
Interbank accounts	42	20	29	30
Credit and leasing operations	4,041	4,595	6,482	7,129
Allowance for loan losses	(133)	(134)	(227)	(233)
Other receivables and other assets	268	317	569	603
Permanent assets	11	12	361	343

Total	4,271	4,853	7,398	7,995

LIABILITIES
Current and long-term liabilities	3,988	4,557	7,023	7,551
Demand, time and interbank deposits	3,624	4,128	6,479	7,025
Deposits received under security repurchase agreements and funds from the issuance of securities	3	3	-	-
Interbank accounts	2	-	3	2
Borrowings and onlendings	101	124	55	51
Derivative financial instruments	81	92	241	203
Other liabilities	177	210	245	270
Deferred income	22	18	30	35
Stockholders’ equity	261	278	345	409

Total	4,271	4,853	7,398	7,995

Consolidated Statement of Income - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	395	408	1,165	594	590	1,667
Expenses for lending and trading activities	(237)	(239)	(689)	(300)	(333)	(895)
Gross profit from financial intermediation	158	169	476	294	257	772
Other operating income (expenses), net	(115)	(133)	(355)	(160)	(160)	(449)
Operating income	43	36	121	134	97	323
Non-operating income (expenses), net	(3)	-	(5)	(6)	1	(5)
Income before taxes and contributions	40	36	116	128	98	318
Taxes and contributions on income	(14)	(13)	(40)	(6)	(34)	(72)

Net income	26	23	76	122	64	246

Profile

Banco Finasa operates in the retail sector, financing new and used vehicles, consumer durables, clothing, footwear and services, as well as personal loans, through Finasa Promotora de Vendas and from February 16, 2004, also through Promovel Empreendimentos e Serviços, which is Banco Zogbi’s sales promotion company. Banco Zogbi was acquired by the Bradesco Organization, through Banco Finasa on November 6, 2003, together with Promovel, Zogbi Leasing and Zogbi Distribuidora de Títulos e Valores Mobiliários.

At the end of September 2004, Banco Finasa operated through 121 Branches distributed nationwide (Finasa Promotora de Vendas – 52 and Zogbi – Promovel – 69), 31,046 registered service outlets, including 13,270 new and used vehicle dealerships and 17,776 stores selling different types of goods and services.

Customers served totaled some 1,835 thousand (Banco Finasa – 1,071 thousand and Banco Zogbi – 764 thousand).

Measured by Austin Rating, Banco Finasa obtained the maximum “AAA” rating for financial soundness and a “Low Risk” long-term rating.

Operating Performance

At September 30, 2004, consolidated assets totaled R$ 8.0 billion, a growth rate of 8.1% compared to June 2004 and 64.7% compared to September 2003. Credit operations, before the allowance for loans losses, totaled R$ 7.1 billion, a growth rate of 10.0% compared to June 2004 and 55.2% as compared to the same period in 2003. Of this total, R$ 6.6 billion comprised the new and used auto financing portfolio, compared to R$ 6.0 billion at June 30, 2004 and R$ 4.5 billion in September 2003.

Auto-financing production for 3Q04 totaled R$ 1.6 billion and R$ 4.4 billion for the period between January and September, a growth rate of 59.8% as compared to the same period in 2003. During the nine-month period, operations for the financing of other assets and services totaled R$ 626.0 million, compared to R$ 110.8 million for the same period in 2003 and a personal loans were granted in the amount of R$ 114.6 million, compared to R$ 5.0 million, in the prior period, including in 2004 production in Banco Zogbi.

Banco Finasa reported third-quarter net income of R$ 63.7 million, totaling R$ 245.5 million for the nine-month period. Stockholders’ equity at September 30, 2004 increased to R$ 408.7 million.

We stress that income in the amount of R$ 18.1 million was recorded for 3Q04, derived from the mark-to-market (MTM) adjustment of swap transactions, in compliance with Central Bank Circular 3082, which totaled R$ 98.0 million for the period from January to September. These transactions are designed to hedge overall credit operations and were entirely successful from an economic viewpoint. However, from a formal standpoint, these transactions are not acceptable as hedges pursuant to the aforementioned legislation. As a result, the asset transactions to which they are a counter entry receive a different accounting treatment, ie, they are adjusted based on the rates established in the corresponding contracts, whereas swaps are marked to market.

Net income for the period is comprised as follows:

	In millions of reais

	2004

	1st Half	3rd Qtr.	Accumulated to September

Net income before MTM - SWAP	101.9	45.6	147.5
Mark-to-market effect - SWAP	79.9	18.1	98.0
Net income	181.8	63.7	245.5

Moreover, we stress that expenses for amortization and provision for goodwill on investments made in 2004 totaled R$ 11.6 million for the second quarter and R$ 34.2 million for the first nine months of the year.

• Leasing Companies

At September 30, 2004, the Bradesco Organization had the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, formerly Potenza Leasing S.A. Arrendamento Mercantil, Alvorada Leasing Brasil S.A. Arrendamento Mercantil, formerly BBV Leasing Brasil S.A. Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil.

Balance Sheet in Aggregate - In millions of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	4,950	4,989	5,259	4,737
Funds available	6	6	1	1
Interbank investments	3,081	2,105	2,325	2,257
Securities and derivative financial instruments	12	1,096	1,273	618
Leasing operations	1,477	1,405	1,271	1,348
Allowance for leasing losses	(127)	(122)	(107)	(95)
Other receivables and other assets	501	499	496	608
Permanent assets	40	40	37	485

Total	4,990	5,029	5,296	5,222

LIABILITIES
Current and long-term liabilities	3,012	2,994	3,060	3,131
Interbank deposits	117	3	-	-
Securities received under security repurchase agreements and funds received from issuance of securities	1,523	1,593	1,766	1,834
Borrowings and onlendings	256	256	203	191
Derivative financial instruments	10	10	15	11
Subordinated debt	635	635	623	624
Other liabilities	471	497	453	471
Stockholders' equity	1,978	2,035	2,236	2,091

Total	4,990	5,029	5,296	5,222

Statement of Income - In millions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	242	283	723	426	257	1,098
Expenses for lending and trading activities	(132)	(161)	(378)	(324)	(191)	(819)
Gross profit from financial intermediation	110	122	345	102	66	279
Other operating income (expenses), net	(12)	(20)	(57)	(25)	8	(31)
Operating income	98	102	288	77	74	248
Non-operating income	-	-	3	-	(5)	(4)
Income before taxes and contributions	98	102	291	77	69	244
Tax and contributions on income	(34)	(33)	34	(24)	(15)	(76)

Net income	64	69	325	53	54	168

Corporate Restructuring

Bradesco made the following changes to the organizational structure of the Leasing companies:

- In July, BancoCidade Leasing Arrendamento Mercantil S.A. was merged into Banco Alvorada S.A.

- In September Bradesco BCN Leasing S.A. Arrendamento Mercantil was merged into Bradesco Leasing S.A. Arrendamento Mercantil (formerly Potenza Leasing).

Leasing Performance - Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

At September 30, 2004, leasing operations brought to present value totaled R$ 1.451 billion, with a balance of R$ 18.4 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization leasing companies are sector leaders, with a 12.3% share of this market (base date: July 2004). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at September 30, 2004

• Bradesco Consórcios (Consortium Purchase System)

Administradora (management company)

Balance Sheet - In thousands of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	22,521	19,956	47,501	61,552
Funds available	-	-	-	8
Securities	18,853	17,335	45,765	60,217
Other receivables	3,668	2,621	1,736	1,327
Permanent assets	726	731	800	770

Total	23,247	20,687	48,301	62,322

LIABILITIES
Current and long-term liabilities	11,446	6,456	14,336	15,055
Amounts refundable to former groups now closed	5,090	5,292	5,650	5,749
Other liabilities	6,356	1,164	8,686	9,306
Stockholders’ equity	11,801	14,231	33,965	47,267

Total	23,247	20,687	48,301	62,322

Statement of Income - In thousands of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income on commission and fees	3,820	8,437	12,451	20,023	22,935	58,293
Taxes payable	(280)	(591)	(902)	(1,183)	(1,370)	(3,457)
Financial income	510	560	1,438	1,263	1,780	3,962
Administrative expenses (including personnel expenses)	(1,461)	(1,790)	(4,967)	(2,443)	(2,522)	(6,898)
Selling expenses	(1,231)	(2,993)	(8,025)	(5,194)	(4,550)	(11,830)
Other operating (expenses) income	50	37	57	120	210	377
Income before taxes and contributions	1,408	3,660	52	12,586	16,483	40,447
Taxes and contributions on income	(521)	(1,239)	(123)	(2,657)	(3,181)	(7,789)

Net income (loss)	887	2,421	(71)	9,929	13,302	32,658

Quarterly Results – 2003 and 2004 – In thousands of reais

Consortium Groups

Balance Sheet - In thousands of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	19,342	49,809	164,330	201,818
Amount offset	1,465,378	2,750,813	5,499,952	6,189,691

Total	1,484,720	2,800,622	5,664,282	6,391,509

LIABILITIES
Current and long-term liabilities	233	1,595	21,626	30,923
Stockholders’ equity	19,109	48,214	142,704	170,895
Amount offset	1,465,378	2,750,813	5,499,952	6,189,691

Total	1,484,720	2,800,622	5,664,282	6,391,509

Operations

At September 30, 2004, a total of 108 thousand consortium quotas had been sold, with billings in excess of R$ 3.3 billion, 17,349 participants had been selected by bid or draw and 10,537 items had been delivered to members comprising 564 groups. 78 new groups were formed in the third quarter of 2004.

The company uses all the facilities offered by the Bradesco Organization customer service network to commercialize the products offered, a distinct market advantage responsible for the rapid growth presented by the consortium purchase system segment. The extensive nature and security associated with the Bradesco brand name also favors the expansion of consortium plan sales.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially considering, as regards the country’s present housing deficit, real estate products.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate. In this sector consumers can acquire apartments, houses, building plots or commercial offices.

From January to September 2004, Bradesco Consórcios sold a total of 62,751 quotas, with billings of R$ 1.7 billion. Of this total, 36,015 are vehicle quotas, followed by 25,784 in real estate quotas sold during the period.

Quotas sold in 2004

Market leadership

Bradesco Consórcios maintained its leadership of the real-estate segment, according to information published by the Brazilian Central Bank, in August, with 36,001 active quotas.

This leadership position is the result of the efforts and motivation of our sales teams and the distribution force of our customer service network.

Quotas sold in 3Q03 and 3Q04

Quotas sold and accumulated to September 2003 and 2004

Total outstanding real-estate quotas in 2004

Number of active participants comprising the 10 largest real-estate consortium administrators (*)

(*) Brazilian Central Bank data for August 2004.

• Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet – In thousands of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	153,910	188,853	128,999	110,193
Funds available	10	6	38	27
Interbank investments and securities	88,530	96,730	69,514	73,695
Other receivables and other assets	65,370	92,117	59,447	36,471
Permanent assets	18,908	19,753	22,154	23,058

Total	172,818	208,606	151,153	133,251

LIABILITIES
Current and long-term liabilities	79,006	109,212	77,818	56,872
Other liabilities	79,006	109,212	77,818	56,872

Stockholders' equity	93,812	99,394	73,335	76,379

Total	172,818	208,606	151,153	133,251

Statement of Income - In thousands of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	4,583	4,943	13,979	2,557	2,741	7,796
Gross profit from financial intermediation	4,583	4,943	13,979	2,557	2,741	7,796
Other operating income (expenses), net	1,142	1,088	2,543	1,162	1,209	7,484
Operating income	5,725	6,031	16,522	3,719	3,950	15,280
Non-operating income (expense)	(1)	(390)	(391)	2	-	2
Income before taxes and contributions	5,724	5,641	16,131	3,721	3,950	15,282
Taxes and contributions on income	(1,898)	(2,051)	(5,569)	(1,234)	(1,341)	(5,136)

Net income	3,826	3,590	10,562	2,487	2,609	10,146

At the end of the third quarter, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the main activities carried out during the third quarter of 2004:

Bradesco Corretora ended the quarter ranked 10th among the more than 90 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the period, services were provided to 20,341 investors and 65,389 buy and sell orders were carried out for a total financial volume of R$ 3.7 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 640.5 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 69.9 billion, ranking the Corretora 29th out of more than 80 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. In the agricultural area, the Corretora acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the quarter totaled 60,783 orders with a financial volume of R$ 355.2 million, comprising 5.3% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fifth in the overall ranking. The customer base increased by 7.8% with more than 1,832 new customers registered during the quarter and more than 12,816 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with a financial volume of R$ 20.2 million for the quarter.

Bradesco Corretora offers an investment analysis service, operating in conjunction with Banco Bradesco’s economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representation service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689, of January 26, 2000.

Net income recorded for the quarter totaled R$ 2.6 million.

Stockholders' equity at the end of the quarter increased to R$ 76.4 million, corresponding to 57.3% of total assets of R$ 133.2 million.

Information - Trading at BM&F and BOVESPA

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

BM&F
Ranking	19th	21st	20th	28th	29th	28th
Contracts traded (million)	0.6	0.6	1.6	0.7	0.6	2.0
Financial volume (in billions of reais)	73.7	72.1	199.7	76.1	69.9	226.0

Stock Exchange
Ranking	13th	10th	10th	13th	10th	10th
Number of investors	16,408	17,025	39,119	40,071	20,341	113,904
Number of orders executed	66,380	74,128	191,300	114,019	65,389	281,228
Volume traded (in billions of reais)	2.5	3.1	7.5	2.7	3.7	11.1

Home Broker
Ranking	4th	4th	4th	5th	5th	5th
Registered customers	16,025	17,082	17,082	23,508	25,340	25,340
Orders executed	40,311	44,296	115,061	49,229	60,783	169,797
Volume traded (in millions of reais)	224.0	248.6	640.2	285.5	355.2	996.4

• Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2003		2004

	June	September	June	September

ASSETS
Current assets and long-term receivables	59,207	61,366	66,047	62,005
Funds available	344	408	322	1,821
Interbank investments	17,739	2,885	7,091	5,978
Securities and derivative financial instruments	41,086	58,036	58,611	55,682
Other receivables and other assets	38	37	23	19
Permanent assets	96	84	46	34

Total	59,303	61,450	66,093	63,534

LIABILITIES
Current and long-term liabilities	110	141	203	524
Other liabilities	110	141	203	524
Stockholders' equity	59,193	61,309	65,890	63,010

Total	59,303	61,450	66,093	63,534

Statement of Income - In thousands of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Gross profit from financial intermediation	(196)	1,332	1,145	(1,899)	3,263	2,084
Other operating income (expenses), net	(319)	(294)	(1,143)	(452)	(683)	(1,787)
Operating income (expense)	(515)	1,038	2	(2,351)	2,580	297

Net income (loss)	(515)	1,038	2	(2,351)	2,580	297

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will permit the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, carrying out financial activities under the same conditions as local banks, in particular the following:

- Underwriting, private placement and market-making.
- Acquisitions, mergers, portfolio management and financial services (merchant banking).
- Administration of mutual fund portfolios.
- Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 – Operating Structure

• Corporate Organization Chart

MAJOR STOCKHOLDERS

(1)

Bradesco Management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Bradesco Foundation, the Entity’s most senior deliberative organ. Base date: September 30, 2004

ON = COMMON STOCK
PN = PREFERRED STOCK

Main Subsidiaries and Associated Companies

Banco Bradesco
99.99% ON
99.99% TOTAL
Banco Bradesco Argentina
99.99% ON
99.99% TOTAL
Bradesco Corretora T.V.M.
99.49% ON
99.71% TOTAL
Banco Baneb
100.00% ON
100.00% TOTAL
Banco BEM
100.00% ON
100.00% TOTAL
Banco Boavista
99.99% QUOTAS
União Participações Ltda.
100.00% ON
100.00% TOTAL
Bradesco Leasing S.A. Arrendamento Mercantil
100.00% ON
100.00% TOTAL
BRAM Bradesco Asset Management
50.10% QUOTAS
Bradesco Templeton Asset
99.99% QUOTAS
Bradesco Consórcios
100.00% ON
100.00% TOTAL
Banco Mercantil de SP
10.79% ON
10.79% TOTAL
76.78% ON
76.78% TOTAL
10.43% ON
10.43% TOTAL
Banco Alvorada S.A.
68.37%
Banco Bradesco Luxembourg
31.63%
50.00% QUOTAS
UFJ - Bradesco Participações
99.99% QUOTAS
Scopus Tecnologia
100.00%
New York Branch
100.00%
Grand Cayman Branch
100.00%
49.00% ON
49.00% TOTAL
Bradesco Services Co.
CPM Holdings
100.00%
Bradesco Securities
100.00%
Bradport - SGPS, Sociedade Unipessoal Lda
100.00% ON
100.00% TOTAL
Banco Finasa
100.00% ON
100.00% TOTAL
Banco Zogbi
99.48% ON
99.48% TOTAL
Bradesco Seguros
100.00% ON
100.00% TOTAL
Bradesco Saúde
100.00% ON
100.00% TOTAL
Bradesco Internat. Health Service
99.77% ON
99.77% TOTAL
Bradesco Argentina de Seguros
99.75% ON
99.75% TOTAL
Finasa Seguradora
100.00% ON
100.00% TOTAL
Atlântica Capitalização
100.00% ON
100.00% TOTAL
Bradesco Auto/RE Cia. de Seguros
51.00% ON
40.00% TOTAL
Indiana Seguros
100.00% ON
100.00% TOTAL
Bradesco Vida e Previdência
99.63% ON
99.63% TOTAL
Bradesco Capitalização
12.89% ON
12.89% TOTAL
87.11% ON
87.11% TOTAL
Cia. Securitiz. de Créditos Financeiros Boavista

• Administrative Body

General Meeting of Stockholders
Fiscal Council
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Remuneration Committee
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Area Director)
General Inspectorate
(Internal Audit)
Banco Bradesco Argentina
José Guilherme Lembi de Faria
(Area Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Area Director)
Human Resources
Milton Matsumoto
(Area Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu
(Area Director)
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
Marketing
Ademir Cossiello
Bradesco Capitalização (Production)
Retail Bradesco
Branch Network (Retail)
Armando Trivelato Filho
Bradesco Dia e Noite (Day and Night)
Customer Relations
José Guilherme Lembi de Faria
Bradesco Services Co., Ltd.
Luiz Pasteur Vasconcellos Machado
Cards
Odair Afonso Rebelato
Banco Postal
Décio Tenerello
José Alcides Munhoz
Credit
José Guilherme Lembi de Faria
Fx/International Area
Paulo Eduardo D'Avila Isola
Loans and Borrowings
Finasa Promotora de Vendas
Leasing
José Luiz Acar Pedro
Investor Relations
Milton Matsumoto
Executive Quality Committee
O&M
Scopus Tecnologia
Staff Training
Sérgio de Oliveira
Stocks and Custody
Bradesco Corretora de Títulos e Valores Mobiliários
Bradesco Securities, Inc.
BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
Treasury
Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
Equity
Aurélio Conrado Boni
IT:
– Systems Development
– IT Research and Technology
– Data Processing and Communications
– Centralized Services
– Business Technology
Luiz Pasteur Vasconcellos Machado
Support and Services
Luiz Carlos Trabuco Cappi
Bradesco Insurance Group
– Savings Bonds
– Private Pensions Plans
– Insurance
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
Purchases
Legal
Budget and Control
Domingos Figueiredo de Abreu
Tax Audit Committee
General Controllership
Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
Bradesco Empresas (middle market)
Branch Network (companies)
Cristiano Queiroz Belfort
Bradesco Corporate Banking
– Corporate
– Asian Desk/Euro Desk
– Capital Market
– Planning and Control
Sérgio Socha
Bradesco Consórcios
José Alcides Munhoz
Sale of Products and Services
Banking Charges
Luiz Pasteur Vasconcellos Machado
Bradesco Prime
Private Banking
Prime Branch Network
Odair Afonso Rebelato
Credit Recovery
Sérgio de Oliveira
Investments

• Risk Ratings – Bank

FITCH RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)
N.B.	Bradesco’s risk ratings are among the highest attributed to Brazilian Banks.

• Risk Ratings - Insurance and Savings Bond Companies

Insurance					Savings Bonds

FITCH RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

• Ranking

Source	Criteria	Position	Base Date

Forbes “International 500”	Overall/Revenue	156th (Worldwide)	2003

Forbes “International 500”	Banks/Revenue	1st (Brazil)	2003
		20th (Worldwide)

Forbes “The World’s Leading Companies”	Overall/Revenue	247th (Worldwide)	2004

Forbes “The World’s Leading Companies”	Banks/Revenue	1st (Brazil)	2004
		46th (Worldwide)

• Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco’s structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

• Retail Bradesco

Bradesco maintains its retail vocation, attending with high quality service all segments of the Brazilian population regardless of income bracket. The Bank has 15 million consumer and corporate customers, who carry out millions of transactions daily at our branches, banking service posts, Banco Postal post-office branches and correspondent banks, which comprise Brazil’s largest Customer Service Network, providing easy and convenient services over extended hours.

In addition to the extensive service network, customers are offered the comfort of alternative service channels such as the Easy Phone (Fone Fácil) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies, as well as individuals, are given special attention through directed management.

The Retail segment also highlights the development of financial products, tailor made to meet the customers’ profile in an ongoing effort to offer quality, agile and reliable service to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco brand name and nationwide Branch Network comprise an important source for increasing the Bank’s results.

Significant investments in staff training, designed to qualify employees to provide a personalized and efficient customer service, seek to preserve relations and increase the customers’ loyalty to the Bank.

Retail Bradesco also has a Digital Branch, operating in a virtual environment and via courier service. The Branch has a team of managers who attend customers regardless of location, from 8h00 to 20h00, 7 days a week.

• Bradesco Corporate Banking

Bradesco Corporate Banking’s specialized structures are designed to provide the best possible service to 1,295 Economic Groups comprising its target market, segmented as follows:

Corporate - The structure devised to conduct the Bank’s relationship with Brazil’s major corporations employs specialized professionals who have a thorough working knowledge of the corresponding economic sectors and companies and as a result are capable of offering complete solutions with real added value, resolving problems in areas ranging from cash management and private pension plans to asset management, overseas trade and risk management.

Infrastructure - This unit is responsible for corporate relationships in the power, sanitation, transport and large-scale construction sectors, focusing on the development of structured solutions designed to meet specific sector needs, including the structuring of long-term financing, under the project finance regime, capital market and corporate finance, as well as other activities.

Agribusiness - This is a specialized structure formed to attend companies in this key economic segment, designed to provide product and service solutions in line with their specific corporate needs. As part of the Corporate Banking services, this area is able to operate throughout the production chain in the pursuit to implement feasible structured solutions.

Asian Desk - A partnership entered into with the UFJ Bank for the purpose of developing financial solutions, in the role of economic and financial advisor and main banker for companies interested in the commercial and financial flows between Brazil/Japan and Brazil/Asia.

Euro Desk – This unit is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe, the U.S. and Latin America.

• Bradesco Empresas (middle market)

Bradesco’s middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

This segment has 66 service outlets throughout Brazil distributed as follows: Southeast (41), South (16), Central West (4) Northeast (3) and North (2) with 15,982 corporate customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas requires permanent investment in training for our Relationship Managers and the adaptation of the IT structure, designed to provide added value and consequently increase the Bank’s share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 economic organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

• Bradesco Private Banking

Through its highly qualified and specialized staff, Bradesco Private Banking offers personalized advisory services to its high-wealth consumer customers, with a minimum of R$ 1 million in funds available for investment, recommending the best available options for forming their portfolios, seeking to increase their wealth, in line with their objectives.

Bradesco Prime

The target public comprises consumer customers with a monthly income of more than R$ 4 thousand or with investments in excess of R$ 50 thousand.

Bradesco's customers who are compatible with this profile are invited to join the Bradesco Prime segment.

Bradesco Prime Customers have access to an exclusive network comprising 172 Branches throughout Brazil, as well as to the extensive Bradesco Customer Service Network, including its nationwide branches and self-service network.

Bradesco Prime is designed to coordinate the Bank’s commercial relationship with these segment customers, providing VIP facilities especially designed to provide comfort and privacy, personalized attendance by Relationship Managers, as well as differentiated products and services.

The Relationship Managers continually enhance their professional qualifications to ensure that all the financial needs of their customers are taken care of. Since portfolios are kept small, managers are able to dedicate special attention to each customer.

• Customer Service Network

	2003		2004
	September		June				September
	Branches	PABs/PAEs	Branches	PABs	PAEs	PAAs	Branches	PABs	PAEs	PAAs
Consolidated	3,033	1,958	3,054	782	1,427	19	3,049	806	1,458	19
Bradesco	2,811	1,763	2,977	765	1,417	-	2,972	789	1,448	-
BCN	221	195	-	-	-	-	-	-	-	-
BEM	-	-	76	17	10	19	76	17	10	19
Banco Finasa	1	-	1	-	-	-	1	-	-	-
Banco Postal	3,144		5,013				5,299
Branches abroad	7		7				6
Subsidiaries abroad	6		6				6
ATMs	22,462		21,600				21,733
Self-service branch network outplaced terminals	1,842		1,822				1,866
Finasa Promotora de Vendas	53		53				52
Promovel Empreendimentos e Serviços	-		68				69
N.B.

The BCN Customer Service Network was incorporated on February 25, 2004: 125 Branches were integrated under the Bradesco banner, 24 were re-opened as Prime Branches and 100 PABs, 89 PAEs and 57 correspondents were transferred to Bradesco.

PAB (banking service post), PAA (advanced banking post) and PAE (electronic service outlet).

Customer Service Network - Branches

Customer to Branch Ratio - thousand

Bradesco and Market Share

REGION/STATE	BRADESCO	BEM	BANCO FINASA	TOTAL CONSOLIDATED	TOTAL BANKS IN MARKET (1)	Market SHARE (%)

North
Acre	5	-	-	5	31	16.1
Amazonas	59	-	-	59	132	44.7
Amapá	4	-	-	4	21	19.0
Pará	50	-	-	50	271	18.5
Rondônia	18	-	-	18	88	20.5
Roraima	2	-	-	2	17	11.8
Tocantins	13	-	-	13	78	16.7
Total	151	-	-	151	638	23.7

Northeast
Alagoas	12	-	-	12	123	9.8
Bahia	231	-	-	231	737	31.3
Ceará	29	-	-	29	359	8.1
Maranhão	26	76	-	102	254	40.2
Paraíba	17	-	-	17	169	10.1
Pernambuco	65	-	-	65	459	14.2
Piauí	10	-	-	10	113	8.8
Rio Grande do Norte	14	-	-	14	133	10.5
Sergipe	13	-	-	13	152	8.6
Total	417	76	-	493	2,499	19.7

Central West
Federal District	33	-	-	33	292	11.3
Goiás	107	-	-	107	537	19.9
Mato Grosso	61	-	-	61	229	26.6
Mato Grosso do Sul	56	-	-	56	223	25.1
Total	257	-	-	257	1,281	20.1

Southeast
Espírito Santo	40	-	-	40	315	12.7
Minas Gerais	286	-	-	286	1,822	15.7
Rio de Janeiro	270	-	1	271	1,649	16.4
São Paulo	1,104	-	-	1,104	5,518	20.0
Total	1,700	-	1	1,701	9,304	18.3

South
Paraná	178	-	-	178	1,246	14.3
Rio Grande do Sul	161	-	-	161	1,392	11.6
Santa Catarina	108	-	-	108	816	13.2
Total	447	-	-	447	3,454	12.9

Total	2,972	76	1	3,049	17,176	17.8

(1)	Source: CADINF-DEORF/COPEC - August 2004.

Customer Service Network (Branches) - Market Share September 2004

• Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night - Self-Service ATM Network

This self-service ATM network, distributed strategically throughout Brazil, has 21,733 terminals (Bradesco - 21,529 and Banco BEM - 204).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals, etc.

Bradesco Self-Service Network Distribution - Monthly Productivity - September 2004

Transactions – thousand

Financial Volume – In millions of reais

Self-service Network Highlights

Items	2003				2004

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.

Banking service outlets (nationwide network)	5,762	5,845	6,172	6,487	6,628	6,783	6,858
Outplaced terminals (excluding branches, PABs and PAEs)	1,755	1,772	1,842	1,794	1,752	1,822	1,866
Cash withdrawal transactions (million)	92.5	95.6	98.9	109.9	101.1	103.4	107.8
Deposit transactions (million)	47.0	47.6	48.4	50.5	47.9	48.7	50.2
Inter-account transfers (million)	4.5	4.6	4.8	5.2	5.0	5.1	5.3
Express checkbooks issued (million)	2.5	2.6	2.6	2.9	2.5	2.6	2.6
Balance consultations (million)	99.5	102.2	115.3	133.7	132.0	140.0	152.3

Third-quarter Highlights for 2004

  412 million transactions carried out, a 10.5% increase compared to 3Q03, comprising a daily average of 4.6 million.

  An 18.3% increase in movement of financial volume as compared to 3Q03.

Bradesco Day and Night - Easy Phone Service (Fone Fácil)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls in 70 regions.

Personalized calls are routed via Bradesco’s Data and Voice Network to call centers in São Paulo - Santa Cecília and Osasco (Headquarters).

Number of Calls - million

Number of Transactions - thousand

Financial Volume - In millions of reais

Third-quarter highlights for 2004

  An increase of 7.0% in EVR calls compared to the same period in 2003.

  An increase of 4.0% in financial movement compared to the same period in 2003.

  95.5% of personalized service call queries were resolved during the first contact.

  408 thousand products and services were sold during the period.

Bradesco Day and Night - Internet Banking

The Bradesco Portal contains links to 28 related websites. Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers 255 different services for consumer customers and 199 for corporate customers, which can be accessed around the clock, seven days a week from anywhere on earth.

The results achieved to date evidence the enormous potential of Internet Banking.

Transactions – thousand (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Financial Volume – in millions of reais (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Internet Banking – Registered users - thousand

Third-quarter highlights for 2004

  InfoEmail Card Service

  New website (www.economiaemdia.com.br)

  2004 CHIP Campaign

  On-line courses at the University Student website

  Best Consumer Internet Bank Brazil Award - Global Finance

Services	Position in 2004 up to September 30, 2004

• Bradesco Internet Banking	6.3 million registered users.
(www.bradesco.com.br)	211.2 million transactions carried out.

• ShopInvest Bradesco	1,045 thousand registered users.
(www.shopinvest.com.br)	825 thousand transactions carried out.

• ShopCredit	8.1 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	266,840 registered companies.
(www.bradesco.com.br)	15.4 million transactions/operations conducted.

• B2C	1.5 million transactions/sales posted.
(www.bradesco.com.br)	2,327 stores registered with Bradesco Online Payment Methods.

• Bradesco Cards	12.9 million transactions carried out.
(www.bradescocartoes.com.br)

• Bradesco Internet Banking for the Visually Impaired (www.bradesco.com.br)	2,362 active registered users.

• Web Point	112 terminals installed.

• Bradesco Net Express	1,912 companies registered. 6.1 million transactions carried out.

• Infoemail	175 thousand registered users.

• Infocelular	6,183 registered customers.

• Mobile Banking (WAP)	442 thousand transactions carried out.

• Banco Postal

Banco Postal is an important instrument for disseminating banking services, social inclusion and the development of Brazil’s rural communities, introducing basic financial products and services to low income bracket families, living in large urban centers or tucked away in far-off corners of the country.

Today, 1,609 towns and villages, with no previous bank access, can rely on the services offered by Banco Postal, bringing benefits to a population of 14.5 million people.

Banco Postal and the Branch Network are responsible for more than 2.3 million customers, consolidating the segmentation process.

Through Banco Postal, in partnership with the Brazilian Postal and Telegraph Company (ECT) and other important contracts with retail networks, Bradesco is at the vanguard of the Correspondent Bank segment, extending even further the outlets used to offer its products and services.

Number of accounts opened (accumulated) - thousand

Number of branches opened (accumulated)

Number of Transactions carried out Monthly - thousand

• Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investments

	In millions of reais

	1999	2000	2001	2002	2003	Accumulated to September 2004

Infrastructure	215	227	509	613	469	185
IT/Telecommunications	553	617	743	947	1,225	981
Total	768	844	1,252	1,560	1,694	1,166

• Risk Management and Compliance

Activity and Structure

Risk management is becoming increasing importantly, not only as a result of the global economy but also because of the complex services and products provided to communities. Accordingly, Bradesco is constantly enhancing its risk management related activities in the pursuit to incorporate best international practices.

At Bradesco, risk management is seen as a competitive advantage, which adds value to the Bradesco mark, since it provides the support required by the business areas for planning their activities, ensuring that resources are optimized and capital is allocated to the benefit of stockholders and society as a whole.

Aware that integrated risk management provides a competitive edge to activities, Bradesco formed the Risk Management Department in July 1998 which, subsequent to the incorporation of compliance functions in March 2002, became the Risk Management and Compliance Department – DGRC. In July 2003, the department gained a statutory department director and aggregating the activities related to credit risk and other initiatives already in place in other areas of the Organization, commenced the integrated management of credit, market, liquidity and operating risks and compliance functions (comprising money laundering prevention, internal controls, information security, validation of transactions and Brazilian Payments System risks).

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, demonstrating the Organization’s commitment to the implementation of best corporate governance practices, making every effort to invest in and build its risk management capabilities, since as well as its banking activities, Bradesco is extending risk analysis procedures to cover its equity related companies such as BRAM - Bradesco Asset Management and all the insurance companies (Life, Private Pension Plans, Health, Premium Bonds and other insurance), in respect of market and actuarial risks, consolidating a single risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank relating to the New Capital Accord (Basel II) published by the Basel Committee in June 2004.

The Bradesco Organization and the New Basel Capital Accord

Bradesco operates in sync with best market practices and guidance from the Basel Committee, anticipating dissemination by the Brazilian Central Bank of the rules to be applied in the local market, since it considers that these practices are strategic to the improvement of its internal management processes, reflecting competitive advantage in the conduction of its business.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view permits the enhancement of its risk management models, filling possible lacunas which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, to develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, to monitor credit concentration, to identify the causes of default and in the preparation of risk mitigation plans.

Efforts are focused on the adoption of advanced and robust models which are used to assess the risks inherent to all the components of the credit process, in line with best practices, as well as the recommendations of the most advanced models comprising the New Basel Capital Accord.

The following efforts, among others are highlighted:

- Mapping, measurement and identification of credit risk management capacity gaps, as regards Basel II requirements, as well the best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

- Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio.

- Structuring of the expected loss and capital allocation calculation system in line with Basel II requirements.

- Backtesting of models used to assess the credit portfolio risks.

- Improvement of the management information systems designed to meet the requirements of the present customer segmentation approach, with the emphasis on decision making and credit portfolio management.

- Review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank’s business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco Customer risk ratings are established on a corporate basis and are periodically reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Rating	Bradesco	% Provision	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E F G H	Deficient Bad Critical Uncollectible	30.0 50.0 70.0 100.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events affecting both customers and the Institution.

The Organization is working to comply with future Brazilian Central Bank regulatory requirements, in line with the recent guidelines issued in the New Capital Accord by the Basel Committee in June 2004.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other benefits, the decrease in the allocation of regulatory capital to be subscribed in the pursuit of increased operating efficiency.

Bradesco, through its Operating Risk Management area, prepared a plan designed to achieve full compliance with the 10 principles of good operating-risk-management practice determined by the Basel Committee.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area has implemented a specific Internal Management System for streamlining this information, designed to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

The mitigation of operating risk is considered crucial for improving efficiency and business quality.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine V@R has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases and are used in processes based on future prospects in accordance with economic studies.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of the Own Portfolio positions (Treasury):

	In thousand of reais

	2003				2004

Risk Factors	March	June	September	December	March	June	September

Prefixed	6,293	6,541	12,658	5,888	2,832	7,267	1,586
Exchange coupon	9,662	14,717	19,000	17,999	15,245	51,719	15,172
Foreign currency	1,807	439	184	2,907	55	285	612
Floating rate	105	10	13	11	-	-	-
Correlated effect	(3,804)	(3,243)	(3,395)	(5,858)	(1,322)	(1,902)	(1,109)

V@R	14,063	18,464	28,460	20,947	16,810	57,369	16,261

We present below the V@R of the positions related to the Group’s commercial transactions:

	In thousands of reais

	2003	2004

Risk Factors	December	March	June	September

Prefixed	379	2,856	6,384	3,153
IGP-M	14,696	5,748	9,161	7,885
TR	3,771	5,739	8,105	4,012
Exchange coupon	3,456	742	466	1,180
Foreign currency	2,183	723	2,125	1,953
Other	62	45	36	31
Correlated effect	(8,879)	(5,630)	(10,153)	(7,802)

V@R	15,668	10,223	16,124	10,412

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – September 2004 - In millions of reais

Calculation

Calculation Basis	Consolidated Financial (1)	Total Consolidated (2)

Stockholders’ equity	14,678	14,678
Minority interest	220	74
Decrease in deferred tax assets - BACEN Resolution 3059	(132)	(132)
Reference equity - Level I	14,766	14,620
Reference equity - Level II (subordinated debt)	5,771	5,771
Total reference equity (Level I + Level II)	20,537	20,391
Risk-weighted assets	103,256	120,296
Capital adequacy ratio (%)	19.89	16.95

Variation in stockholders’ equity

Ratio in September 2003	18.37	15.91
Movement (%)
• Net income for the period	2.80	2.42
• Interest attributed to own capital	(1.38)	(1.19)
• Mark-to-market adjustment - securities and derivatives	0.38	0.31
• Subordinated debt	2.57	2.23
• Other	(0.01)	(0.21)
Variation in weighted assets:
• Securities	(0.39)	(0.90)
• Credit operations	(1.58)	(1.20)
• Check clearing and other similar services	0.02	0.06
• Deferred tax assets	(0.03)	(0.01)
• Risk (swap, market, interest rate and foreign exchange)	(0.24)	(0.21)
• Memorandum accounts	(0.03)	(0.04)
• Other assets	(0.59)	(0.22)
Ratio in September 2004	19.89	16.95

(1)	Financial companies only
(2)	Financial and non-financial companies

Compliance

The Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

-

Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.

-

Implementation of a Brazilian Payments System (SPB) management process for the specific purpose of monitoring the flow of messages transmitted between the Organization’s banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on Organization information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed.

-

Employee training and ongoing improvement of technology tools used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.

-

Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

• Cards

	Million

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Number of cards	36.9	39.1	39.1	43.5	45.2	45.2
Credit	6.5	6.8	6.8	7.0	7.2	7.2
Debit	30.4	32.3	32.3	36.5	38.0	38.0
Average amount billed - in reais	3,698.7	4,005.6	11,354.6	4,869.9	5,194.5	14,723.1
Credit	2,330.1	2,483.4	7,164.4	2,745.8	2,879.4	8,330.1
Debit	1,368.6	1,522.2	4,190.2	2,124.1	2,315.1	6,393.0
Number of transactions	69.9	76.9	215.1	95.8	102.1	288.5
Credit	35.9	38.7	111.1	44.0	46.8	134.0
Debit	34.0	38.2	104.0	51.8	55.3	154.5

Credit Cards

The number of Bradesco credit cards increased to 7.2 million in 3Q04, an increase of 5.9% as compared to 3Q03 (Visa and MasterCard banners).

The number of transactions accumulated from January to September grew by 20.6% compared to the same period in 2003. Billings for the period reached the mark of R$ 8.3 billion, a growth rate of 16.3% as compared to the same period in 2003, and a market share of 13.8% of cards under the Visa and MasterCard banners.

In the Visa banner market, where Bradesco has more than 90% of its credit card base, accumulated billings grew by 23% in relation to 2003, as compared to market growth of 21.5%, a 0.3% increase in its market share of 21.1%.

Debit Cards

In the third quarter of 2004, the debit card base increased by 17.6%, compared to the same period in 2003, confirming Bradesco’s leadership as largest issuer in the Visa Electron market.

In terms of billings there was a significant 52.6% increase in comparison with 2003. These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of cards, especially debit cards.

In 2004, the number of Bradesco card transactions grew by 48.6%, compared to the same period in 2003, against a growth rate of 44.6% by the Visa Electron market.

Income on Credit Cards

Income derived from card services, accumulated from January to September 2004, totaled R$ 723 million, a 20.9% increase, compared to the same period in 2003.

Card Assets

In 3Q04, card assets comprising credits for installment purchase and financing credits grew by 16.9%, as compared to 3Q03, totaling R$ 2.7 billion at the end of the quarter.

Credit Card Base - million

Credit Card Billings - In millions of reais

Debit Card Base - million

Debit Card Billings - In millions of reais

Total Card Base (Credit and Debit) – million

Credit Card Assets- In millions of reais

• International Area

The International Area operates under the following framework:

12 Operational Units in Brazil
Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória.

4 Support Outlets
Belém, Brasília, Franca and Santos.

1 Foreign Exchange Platform
Ribeirão Preto.

11 Units Abroad (Branches and Subsidiaries)
Branch in New York – Bradesco.
Branches in Grand Cayman - Bradesco, BCN, Boavista and Mercantil.
Branch in Nassau – Boavista.
Subsidiary in Buenos Aires - Banco Bradesco Argentina S.A.
Subsidiary in Nassau - Boavista Banking Limited.
Subsidiary in Luxembourg - Banco Bradesco Luxembourg S.A.
Subsidiary in Tokyo - Bradesco Services Co., Ltd.
Subsidiary in Grand Cayman - Cidade Capital Markets Ltd.

Over recent years, the Bradesco Organization, through its International Area has provided important incentives designed to increase Brazil’s foreign trade activities.

As a result, Bradesco recorded through September 2004, a significant volume of US$ 14.6 billion in export exchange contracts. A growth of 36.1% compared to the same period in 2003.

Our Export Market share from January to August 2004 was 20.9%. This performance prompted a 5% increase over our market share of 19.9%, for the same period in 2003.

The financial volume of imports at the end of the third quarter of 2004 totaled US$ 5.2 billion, some 18.1% more than the total of US$ 4.4 billion for the same period in 2003. Market share at the end of the period from January through August 2004 was 12.5%.

As a result of these increases, the International Area ended the third quarter with a balance of US$ 4.1 billion in export and import financing, foreign collateral provided and loans to Brazilian companies located abroad.

Volume of Foreign Currency Trade -
In billions of U.S. dollars

Export Market

Import Market

We present below the foreign trade portfolio balances at the end of the third quarter of 2004:

	In millions of U.S. dollars	In millions of reais

Export financing

Advance on foreign exchange contracts - undelivered bills	1,427.2	4,078.7
Advance on export contracts - delivered bills	545.5	1,558.9
Prepayments	963.0	2,752.8
Onlending of funds borrowed from BNDES/EXIM	229.5	656.0
Documentary drafts and bills of exchange in foreign currency	13.8	39.5
Indirect exports	6.2	17.8
Loans under export incentive program (Proex)	0.02	0.07

Total export financing	3,185.2	9,103.8

Import financing
Foreign currency import loans	308.6	882.0
Exchange discounted in advance	155.8	445.4
Open import credit	55.0	157.0

Total import financing	519.4	1,484.4

Guarantees
International guarantees	127.8	365.2

Total international guarantees	127.8	365.2

Total export and import financing	3,832.4	10,953.4

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks, and at the end of September 2004, approximately 90 U.S., European and Asian Banks had extended credit lines to Bradesco.

The Bank also has a Commercial Paper program in the United States in the amount of US$ 300 million, which was renewed in June 2004 for a 1-year period.

	At September 30, 2004 - In millions of U.S. dollars

	Assets	Stockholders' equity

Foreign Branches and Subsidiaries
Bradesco New York	1,666.7	142.0
Bradesco Grand Cayman	5,788.2	793.7
BCN Grand Cayman	366.4	143.0
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	442.2	87.3
Cidade Capital Markets Ltd. - Grand Cayman	30.3	30.3
Bradesco Services Co. Ltd. - Tokyo	0.5	0.4
Mercantil Grand Cayman	343.0	152.5
Banco Bradesco Argentina S.A.	18.4	16.6
Banco Bradesco Luxembourg S.A.	291.4	130.4

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

At the end of the 9-month period, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 1.1 billion on a consolidated basis were raised by the Bradesco Organization through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

We highlight below the following public issues comprising this amount:

Issues	Currency	Million	Date issued	Maturity

FxRN – Banco Bradesco	US$	100.0	2.9.2004	2.9.2006
FxRN – Banco Bradesco	US$	100.0	3.2.2004	3.1.2007
USCP – Banco Bradesco	US$	300.0	14.6.2004	13.6.2005
Securitization MT 100 – Series 2004-1 – Fixed (*)	US$	100.0	28.7.2004	20.8.2012
Subordinated Debt (€ 225 million) – Banco Bradesco	US$	275.9	15.4.2004	15.4.2014

(*)	International Diversified Payment Rights Company.

Public and Private Placements Abroad – Outstanding - Base date September 2004

Issues	Currency	Million	Date issued	Maturity

FxRN	US$	99.7	8.11.1996	5.11.2004
FxRN	US$	75.0	15.5.2003	16.11.2004
FxRN	US$	125.0	11.12.1996	10.12.2004
FxRN	US$	150.0	17.6.2003	20.12.2004
FxRN	US$	100.0	2.12.2003	3.1.2005
FxRN	US$	28.1	22.1.1997	21.1.2005
FxRN	US$	12.9	26.6.1997	24.6.2005
FxRN	US$	6.5	28.7.1997	27.7.2005
FxRN	US$	100.0	8.8.1997	5.8.2005
FxRN	US$	100.0	2.9.2004	2.9.2006
FxRN	US$	100.0	26.12.2003	26.12.2006
FxRN	US$	100.0	3.2.2004	3.1.2007
USCP	US$	300.0	14.6.2004	13.6.2005
Securitization MT 100 – Series 2003-1 – Fixed (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Series 2003-2 – Floating (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Series 2004-1 – Fixed (*)	US$	100.0	28.7.2004	20.8.2012
Subordinated Debt	US$	150.0	17.12.2001	15.12.2011
Subordinated Debt (¥ 17.5 billion)	US$	133.2	25.4.2002	17.4.2012
Subordinated Debt	US$	500.0	24.10.2003	24.10.2013
Subordinated Debt (€ 225 million)	US$	275.9	15.4.2004	15.4.2014

(*) International Diversified Payment Rights Company

PUBLIC ISSUES	US$	2,856.3
Private Issues	US$	356.4
Total	US$	3,212.7

The Bradesco Organization had the following programs in September 2004:

Type	Currency	Million

Euro CD Program	US$	1,000.0
MTN Program	US$	2,500.0
USCP	US$	300.0

Total	US$	3,800.0

• Capital Market

Underwriting Transactions

Up to September 2004, Bradesco coordinated important transactions with shares, debentures and promissory notes which totaled R$ 7.099 billion, comprising 57.46% of all issues registered at the Brazilian Securities Commission (CVM).

Transactions with shares, comprised the following: public offer of primary market shares of Braskem S.A., in the amount of R$ 1 billion and of CPFL Energia S.A., in the amount of R$ 940 million, as well as a public offer of secondary market shares of Weg S.A., in the total amount of R$ 320 million. Among the fixed income transactions we highlight: the public offer of debentures of Braskem S.A. in the amount of R$ 1.2 billion, of Suzano Bahia Sul Papel e Celulose, in the total amount of R$ 500 million, and of the São Paulo State Basic Sanitation Company – SABESP, in the amount of R$ 600 million.

% Share of Transactions

Of the total number of floating and fixed-return transactions registered at CVM up to September 2004, Bradesco participated in 57% of primary and secondary share issues, in 37% of debenture issues and in 67% of promissory notes issues.

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

In March 2004, ANBID published its Mergers & Acquisitions Ranking for 2003 in which Bradesco was rated segment leader for the 2nd consecutive year in number of transactions, with completion of a total of 8 operations.

ANBID Mergers & Acquisitions Ranking – December 2003

Ranking – number of operations

Consultants	Ranking	Operations

Bradesco	1st	8
JP Morgan	1st	8
Unibanco	1st	8
Citigroup	4th	6

Continuing this trend, during the first 9 months of 2004, Bradesco signed 4 new powers of attorney, increasing its activity in the Financial Advisory Service and Merger/Acquisition segments.

Among these, we highlight the contract entered into by Bradesco and the Interamerican Development Bank – BID, for structuring an Investment Fund, designed to obtain US$ 500.0 million for investments in infrastructure.

Bradesco’s presence is also notable in Project Finance operations, where it continues to act as a financial advisor to major corporations operating in electric power generation and co-related projects, as well as in the structuring of the corresponding financings.

Structured Transactions

The Structured Transactions Area is responsible for the following:

- Development of structures used to segregate credit risks, through SPEs, Credit Acquisitions, Credit Assignment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs).

- Structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction.

- Development of structured solutions designed to meet the specific needs of companies, such as: less working capital requirements, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and structured financings; and

- Coordination of loan syndication processes, including the lengthening of refinanceable debts, structured by the Bank or third parties.

• Collection and Tax and Utility Collections

Cash Management

Bradesco’s cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers. We highlight, in particular, the following products:

Receipt Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco’s online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is now market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco’s payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

During the first 9 months of 2004, an amount of R$ 287.2 billion was recorded for 80.1 million payment transactions, facilitating the management of Trade Accounts Payable for more than 271 thousand companies.

	In billions of reais

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Receipt solutions (1)	167.0	174.2	501.5	190.0	209.2	582.2
Payment solutions	68.9	71.7	205.4	97.0	104.9	287.2
Total	235.9	245.9	706.9	287.0	314.1	869.4
Taxes	19.0	20.6	58.7	23.7	25.5	73.1
Water, electricity, telephone and gas	3.8	4.1	11.4	4.7	4.9	14.1
Social security payments	3.7	4.4	11.4	5.1	5.3	15.5
Total Public Sector	26.5	29.1	81.5	33.5	35.7	102.7

(1)	Total movement (funds obtained, used, credits etc.).

	Number of transactions - million

	2003			2004

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Receipt solutions (1)	175.4	177.9	518.9	204.0	215.6	623.5
Payment solutions	18.0	19.7	54.9	26.8	29.2	80.1
Total	193.4	197.6	573.9	230.8	244.8	703.6
Taxes	15.5	15.7	46.0	17.0	18.4	55.3
Water, electricity, telephone and gas	28.5	29.9	85.8	31.6	33.4	96.7
Social security payments (2)	10.7	11.3	31.3	11.0	10.7	33.0
Total Public Sector	54.7	56.9	163.1	59.6	62.5	185.0

(1)	Total movement (funds obtained, used, credits etc.).
(2)	Total beneficiaries: more than 3.975 million retirees and pensioners (corresponding to 18% of all those registered with the Brazilian Institute of Social Security - INSS).

N.B. Payment via direct debit
36.911 million - January to September 2003 38.034 million - January to September 2004

Growth - Receipt and Payment Solutions

Public Sector Growth

Bookkeeping of Assets and Qualified Custody Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas.

We present below the main indicators for the third quarter of 2004:

Bookkeeping of Assets

162	Companies comprise the Bradesco computer-registered share system, with 2.5 million shareholders.

36	Companies comprise the Bradesco computer-registered debenture system with a market value of R$ 17.3 billion.

16	Investment funds comprise the Bradesco computer-registered quota system, with a market value of R$ 1.2 billion.

2	Registered BDR Programs, with a market value of R$ 243.3 million.

Custody and Controllership

R$ 114.7 billion	In assets under custody for customers who use the Bradesco Custody services (Funds, Portfolios and DR).

R$ 205.2 billion	Comprises the total equity of the 624 investment funds and managed portfolios using the Bradesco Controllership services.

8	Registered DR Programs, with a market value of R$ 25.1 billion.

Assets under Custody - In billions of reais

• Business Processes

Alô Bradesco (Hello Bradesco)

The Hello Bradesco channel was created in April 1985, prior to the introduction of Brazil’s National Consumer Defense Code and represents a pioneer service in the domestic financial system. It acts as the Organization’s main Ombudsman and is structured to manage opinions, complaints, suggestions and praise from the Bank’s customers and other users. In December 2002, this service obtained the NBR ISO 9002:1994 Quality Certificate, and subsequently, in June 2003, NBR ISO 9001:2000 certification.

NBR ISO 9001:2000 Quality Certificate

The Bradesco Organization has 56 products and services certified with this high-level distinction, confirming the Bank’s commitment to assuring ongoing ease and convenience for its customers and banking service users in all of its activity areas.

Methodology for Mapping Processes

This methodology is designed to map the processes carried out by the Organization’s different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section 404 of the Sarbanes-Oxley Law.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System - ABC which measures the cost and performance of its activities, resources and cost centers.

A thorough knowledge of the Bank’s activities, as well as the correct measurement of the resources consumed by these activities, permit a more accurate analysis of the cost/benefit ratio of each of the Organization’s productive processes and results centers.

We stress that as a result of the application of activity-based costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; information for supporting studies on which the structuring and negotiation of bank charges are based; product, unit and customer profitability systems support; support for studies concerning outsourcing, incorporations and equipment sharing, as well as support for cost rationalization studies.

Activity-Based Management Program

The Bank has commenced implementation of Activity-Based Management, seeking to exploit the potential benefits of this cost management model which will rapidly lead to the prevention of costs and a pro-active approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco’s strategic objectives, designed to create and/or sustain the Bank’s competitive advantages and add value both for customers and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank’s business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization’s resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP’s Integrated Management System solution mySAP Business Suite.

The implementation of this system represents an innovation in the treatment of the value chain supporting Bradesco’s financial industry, through the adoption of an approach which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, and Property and Equipment areas, as well as the Accounting processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and some 75 thousand system users will be trained via in-class training and distance learning.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision making, as well as decreased operating costs. These factors are crucial for the Organization’s growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco’s business potential is properly leveraged.

Expenditure Appraisal Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenditure, in March 2004, Bradesco created the Expenditure Appraisal Committee, responsible for monitoring administrative and personnel expenses as well as expenditure with capitalization and analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

The Committee, in sync with good Corporate Governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco’s costs, from all standpoints and producing savings which reflect positively on the Organization’s results.

• Recognition

Bradesco was ranked first place for the sixth consecutive year in the list of the 100 largest private business organizations in Brazil, according to the 2004 edition of Exame magazine’s Best and Biggest Guide. Bradesco Vida e Previdência was also ranked first place out of the 50 largest insurance companies by premium volume, according to the same magazine.

The Bank also assumed leadership of the Tier One Capital ranking among Latam banks, based on a study prepared in the UK by the specialized financial magazine The Banker.

Another important distinction was Bradesco’s placement in the traditional list published by the US magazine Fortune Global 500, as the only Brazilian company among the 500 largest companies in the world.

For the third time running, Bradesco was rated Brazil’s Best Fund Manager, according to Exame magazines Best Investment Fund Guide, prepared in partnership with the São Paulo Business Management School, Fundação Getulio Vargas (FGV). Bradesco also won the award for best foreign exchange fund manager, with 19 products obtaining the maximum rating.

Bradesco also comprised the list of the Best Companies in which to Work, published by the 2004 edition of Guia Exame based on a poll organized by Exame magazine, in partnership with the Great Place to Work Institute, among the Organization’s employees.

Bradesco was rated Best Consumer Internet Bank in Brazil, by the UK magazine Global Finance, which analyzed and selected the best bank website in each country.

Bradesco also received the award for best listed company presentation in 2003, from the Association of Capital Market Investment Analysts and Professionals – Apimec.

6 – Social Responsibility

• Human Resources

At September 30, 2004, Bradesco’s employees, including staff at the subsidiaries, totaled 74,227. The following table presents the variation in the Bradesco headcount:

	December						2004

	1998	1999	2000	2001	2002	2003	March	June	September

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	59,430	63,362	62,245	61,934
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,407	10,649	10,601	10,429
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	68,837	74,011	72,846	72,363

Banco BCN	5,024	4,784	4,780	5,857	6,105	5,203	-	-	-
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,741	-	-	-
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	6,944	-	-	-

Banco Baneb	-	2,756	2,514	-	-	-	-	-	-
Subsidiaries	-	50	-	-	-	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-	-	-	-

Banco Boavista	-	-	1,564	-	-	-	-	-	-
Subsidiaries	-	-	22	-	-	-	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-	-	-	-

Banco Mercantil	-	-	-	-	3,970	-	-	-	-
Subsidiaries	-	-	-	-	353	-	-	-	-
Subtotal Mercantil	-	-	-	-	4,323	-	-	-	-

Total not including BEM/Zogbi	61,166	63,511	65,804	65,713	74,393	75,781	74,011	72,846	72,363

Banco BEM	-	-	-	-	-	-	502	488	468
Subsidiaries	-	-	-	-	-	-	80	6	-
Subtotal BEM	-	-	-	-	-	-	582	494	468

Banco Zogbi	-	-	-	-	-	-	83	3	3

Subsidiaries	-	-	-	-	-	-	1,514	1,441	1,393

Subtotal Zogbi	-	-	-	-	-	-	1,597	1,444	1,396

Total	61,166	63,511	65,804	65,713	74,393	75,781	76,190	74,784	74,227

Employee benefits offered by Bradesco include, among others, health insurance and dental care, as well as a supplementary retirement pension plan.

Human Resources

September 2004

BY AGE		BY GENDER		BY EDUCATIONAL BACKGROUND		BY YEARS OF SERVICE WITH BRADESCO		BY MANAGERIAL POSITION

Younger than 30	44%					Less than 5 years	40%
				High School	31%
From 31 to 40	38%	Men	54%			From 6 to 10 years	11%	Non-managerial	52%
				University	68%
From 41 to 50	16%	Women	46%			From 11 to 20 years	38%	Managerial	48%
				Other	1%
Older than 50	2%					More than 20 years	11%

Personnel Expenses

Bradesco’s accumulated personnel expenses totaled R$ 3,685 million at September 30, 2004, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses
9-month period 2004 (*)

Personnel Expenses by Business Segment
9-month period 2004

Training

The Staff Training Department has created and provides specific professional capacity building and enhancement programs providing employees with technical knowledge and behavioral skills, which are in sync with the Organization’s needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The desire to offer tools which permit employee self-development Organization-wide, prompted Bradesco to implement online training in January 2000. This system called TreiNet, offers 30 courses with 358,166 employee participations. In 2004, 5 more technical and 10 behavioral programs were made available.

In order to comply with related legislation, joint actions with the marketing area were required to promote internal-marketing campaigns encouraging staff to participate in courses covering money laundering prevention and internal controls via TreiNet. In addition, written material was distributed to all staff and 4 specific training films in video widely shown.

In compliance with Resolution 3158/03, of the National Monetary Council, preparatory programs for the compulsory Investment Product Certification Exam, were implemented by the Bank. These programs are specifically designed for our specialists in investments responsible for providing investment advice in the branch network and to institutional investors. During the period some 2,700 of our professionals successfully sat this exam.

For purposes of training branch employees in new retail segment strategies, we created the Bradesco Strategic Management program which addresses, among others, the presentation of business potential in the Bank’s different activity areas, as well as the planning of actions designed to increase results, through the related sales of products and services. 2,469 employees took part in this program, including Regional and Branch Managers.

From 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 928 of the Organization’s employees obtained MBAs or other post-graduate degrees and specialization courses. In September 2004, a group commenced studying for the Controller-MBA, in partnership with Fipecafi, com 30 participants, from diverse areas and 3 more groups commenced their MBAs in banking business (two in-class groups and one online group) for branch managers Organization-wide and developed in partnership with FGV - São Paulo and FGV - Rio de Janeiro, with 100 participants.

In the third quarter, training was also given in the products, services, operating systems and customer service areas, with 307 employee participations, in line with the incorporation process of Banco BEM.

During the period from January to September 2004, 1,033 courses were given in 10,520 groups, with 329,944 employee participations and a total of 3,870,053 hours spent in training, as well as investments of R$ 36.7 million.

Increase in Employee Training Participation
Thousand Participations

Total Amount Invested in Training
In millions of reais

• Sociocultural Events

In 3Q04, Bradesco gave support to a number of different social projects throughout Brazil. These consisted of cultural, regional, sector or professional venues, including trade fairs, seminars, conventions and community events.

Once again, Bradesco sponsored the VII Japan Festival in São Paulo, the most important cultural event held by Brazil’s Japanese community. In commemoration of the city’s 450th anniversary, the program schedule was expanded to include even more tourist and cultural attractions. The Bank also gave important support to the 15th Japanese-Brazilian Festival in Maringá, Paraná.

The Bank was also present at the Expointer International Livestock Fair in Esteio, Rio Grande do Sul, one of the most important events held by Brazil’s agricultural industry, as well as at the traditional San Gennaro Feast organized by São Paulo’s Italian community.

Bradesco Seguros continued its important support of the Série Dell’Arte International Concerts at Rio de Janeiro’s Municipal Theatre. Up to September concerts were given by the pianist Nelson Freire, Concerto Italiano, the Akademie Für Alte Musik, Emma Kirkby & The Romantic Chamber Group of London, Herold Quartet and Les Arts Florissants.

In the educational area, the Bradesco Foundation opened its first Computer Clubhouse, a center for digital inclusion where needy children from the Jardim Conceição neighborhood, in Osasco, can acquire skills in digital arts, music CD production and short films for website dissemination. Approximately 350 young people between the ages of 13 and 19 will be enrolled on these courses during the year.

• Social Activities: Finasa Sports Program

The Bradesco Organization maintains its support of sports activities through the FINASA Sports Program (Programa Finasa Esportes), which completed 17 years of activity in 2004. Over this period, the program has become a benchmark in youth education, using the women’s basketball and volleyball teams as an instrument for social inclusion and citizenship. At present, 3,832 girls from 10 to 16 years of age, participate in these sports at 79 training centers, 50 for volleyball and 29 for basketball, which are installed on the premises of state schools, at Osasco’s city hall sports centers, at the Bradesco Foundation School, at the SESI unit and at 3 private schools, all located in the municipality of Osasco, in Greater São Paulo.

• Fundação Bradesco - The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 40 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal, quality education to children, young people and adults, ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 105,000 over the last twenty-four years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

Schools	Students

Aparecida de Goiânia - GO	2,163
Bagé – RS	2,129
Boa Vista - RR	1,940
Bodoquena - MS	1,136
Cacoal - RO	2,152
Campinas - SP	4,707
Canuanã - TO	1,311
Caucaia - CE	2,140
Ceilândia - DF	3,163
Cidade de Deus - Osasco, SP
• Unit I	4,009
• Unit II	2,816
• Basic Supplementary Education Telecenters in Companies	7,004
• Professional Training Centers	6,068
Conceição do Araguaia - PA	2,264
Cuiabá - MT	2,358
Feira de Santana - BA	539
Garanhuns - PE	584
Gravataí - RS	3,273
Irecê – BA	2,447
Itajubá - MG	2,386
Jaboatão - PE	2,498
Jardim Conceição - SP	2,375
João Pessoa - PB	2,058
Laguna - SC	2,143
Macapá - AP	2,051
Maceió - AL	2,489
Manaus - AM	2,883
Marília - SP	3,710
Natal - RN	2,215
Paragominas - PA	2,323
Paranavaí - PR	1,869
Pinheiro - MA	2,220
Propriá - SE	2,031
Registro - SP	2,344
Rio Branco - AC	2,224
Rio de Janeiro - RJ	4,108
Rosário do Sul - RS	840
Salvador - BA	2,070
São João Del Rei - MG	2,043
São Luís - MA	2,444
Teresina - PI	2,220
Vila Velha - ES	1,992

Basic Professional Education Rural Area - Artificial Insemination

Cáceres - MT	200
Campinas - SP	400
Campo Grande - MS	200
Goiânia - GO	200
Igarapé - MG	200
Ilhéus - BA	100
Uberaba - MG	440

Subtotal	1,740

Total (*)	107,479

(*) Projected for 2004.

The Bradesco Foundation - An Educational Project of the Size of Brazil

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2003	R$ 138.3 million

Budget for 2004	R$ 148.3 million

Courses - Grades - Forecast for 2004

	Students	% of total

Infant	3,536	3.30
Junior and Middle	30,653	28.52
High School and Technical/Vocational Training	16,631	15.47
Youth and Adult Education	21,705	20.19
Basic Professional Training	34,954	32.52

Total	107,479	100.0

Student Profile - Base: December 2003

Increase in Student Numbers

• Statement of Social Responsibility for the Nine-month Period Ended September 30, 2004 and 2003

1) Calculation basis	Nine-month Period 2004 (in thousands of reais	Nine-month Period 2003 (in thousands of reais
Net revenue (RL) (1)	8,162,088	7,136,070
Operating income (RO)	2,582,958	2,666,360
Gross payroll (FPB)	3,684,584	3,507,428

2) Internal social indicators	In thousands of reais	% of FPB	% of RL	In thousands of reais	% of FPB	% of RL
Meals	337,091	9.2%	4.1%	287,035	8.2%	4.0%
Compulsory social charges	683,274	18.5%	8.4%	587,385	16.7%	8.2%
Private pension plans	159,185	4.3%	1.9%	226,633	6.5%	3.2%
Healthcare insurance	156,474	4.3%	1.9%	139,424	4.0%	2.0%
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	36,732	1.0%	0.5%	45,916	1.3%	0.6%
On-site child care and child-care benefit	31,193	0.8%	0.4%	21,791	0.6%	0.3%
Employee profit sharing	126,839	3.4%	1.6%	127,966	3.6%	1.8%
Other	66,125	1.8%	0.8%	31,216	0.9%	0.4%
Total - Internal social indicators	1,596,913	43.3%	19.6%	1,467,366	41.8%	20.5%

3) External social indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Education	53,518	2.1%	0.7%	44,295	1.7%	0.7%
Culture	5,118	0.2%	0.1%	7,954	0.3%	0.1%
Health and basic sanitation	6,169	0.2%	0.1%	2,296	0.1%	-
Sports	431	-	-	5,991	0.2%	0.1%
Prevention of hunger and food security	261	-	-	532	-	-
Other	8,944	0.4%	0.1%	7,874	0.3%	0.1%
Total contribution to society	74,441	2.9%	1.0%	68,942	2.6%	1.0%
Taxes (excluding social charges)	1,744,970	67.5%	21.3%	1,784,105	66.9%	25.0%
Total - External social indicators	1,819,411	70.4%	22.3%	1,853,047	69.5%	26.0%

4) Environmental indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-

As regards the establishment of “annual goals” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies (0 to 50%) ( ) complies (51 to 75%) ( ) complies (76 to 100%)	( ) has no established goals ( ) complies (0 to 50%) ( ) complies (51 to 75%) ( ) complies (76 to 100%)

5) Employee indicators	Nine-month Period 2004	Nine-month Period 2003
Employees at the end of the period	74,227	77,154
Admissions during the period	3,483	11,994
Outsourced employees	6,519	7,228
Trainees/interns	394	488
Employees older than 45	5,502	5,283
Women employees	34,119	34,534
% of management positions held by women	19.2%	18.3%
Black employees (2)	N/A	N/A
% of management positions held by blacks	N/A	N/A
Disabled employees or employees with special needs	701	637

6) Significant information regarding the level of corporate citizenship	Nine-month Period 2004	Goal - Nine-month Period 2005
Ratio between maximum and minimum salary	N/A	N/A
Total number of accidents in the workplace	367	N/A
The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa (3)	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT (4) rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation
Total number of consumer complaints resolved:	at the company N/A	at Procon (5) N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A

Total added value to be distributed (in thousands of reais)	Nine-month Period 2004 : R$ 7,398,167	Nine-month Period 2003 : R$ 6,840,835
Distribution of added value (DVA):	32.8% government 40.1% employees 13.3% stockholders 13.8% retained	34.7% government42.1% employees 14.6% stockholders 8.6% retained

7) Other information
The information contained in the Statement of Social Responsibility was reviewed by KPMG Auditores Independentes.

(1)	Net revenue (RL) corresponds to Income from Financial Intermediation.
(2)	N/A: not available.
(3)	Internal Accident Prevention Committee.
(4)	International Labor Organization.
(5)	Consumer Protection Agency.

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Investor Relations Director

Phone: (# 55 11) 3681 - 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat - Investor Relations

Jean Philippe Leroy
Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus - Prédio Novo
Osasco - SP - 06029-900
BRAZIL

www.bradesco.com.br/ir

7 – Independent Auditors’ Report

Independent Auditors’ Report on Special Review of Supplementary Accounting Information Included in the Report on Economic and Financial Analysis and Statement of Social Responsibility

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have performed a special review, in accordance with the specific rules established by IBRACON – Brazilian Institute of Independent Auditors jointly with the Brazilian Federal Accounting Council (CFC), of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the nine-month periods ended September 30, 2004 and 2003, and have issued an unqualified report, dated October 27, 2004.

Our review was performed for the purpose of reviewing the consolidated interim report of Bradesco S.A. and its subsidiaries taken as a whole. In connection with our special review, we have performed a review of the supplementary accounting information included in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility, presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our special review, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the interim report taken as a whole.

October 27, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

8 – Financial Statements, Report of the Fiscal Council and Independent Auditors' Report

B a n c o B r a d e s c o S.A.
Directors’ Report

To Our Stockholders,

We are pleased to present the financial statements for the period ended September 30, 2004, of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

Among the important events for the quarter at the Bradesco Organization, we highlight the following:

  Adherence by Bradesco to the Equator Principles, assuming the commitment to consider a combination of environmental and social screening policies, developed by the International Finance Corporation (IFC), an arm of the World Bank, for purposes of financing projects of amounts in excess of US$ 50 million.

  Transformation process of Promovel branches into Finasa outlets operating in the registration and forwarding of proposals for Consumer Financing and Personal Loans to Banco Zogbi.

  Conclusion on October 25, of the process to integrate Banco BEM S.A. with Bradesco, whereby all BEM branches were converted into Bradesco branches. This initiative optimized resources, combining specialized skills and a dedicated work force, ensuring that customers are offered top-quality products and services.

Bradesco reported net income of R$ 2.002 billion, for the period from January 1 through September 30, 2004, corresponding to R$ 12.66 per share and a return of 18.59% on closing stockholders’ equity and 19.96% on average stockholders’ equity, annualized. The annualized return on total assets was 1.5%, compared to 1.3% for the same period in 2003.

Taxes and contributions, including social security contributions, payable or accrued, on the main activities carried out by the Bradesco Organization for the first nine months of the year, amounted to R$ 2.428 billion, or 121.27% of net income.

At September 30, 2004, the Operating Efficiency Ratio – IEO, accumulated over the prior 12 months, was 58.27%, compared to 60.10% in June 2004, as a result of the control over administrative expenses and increase in income.

Paid-up capital totaled R$ 7 billion at the end of the quarter. Paid-up capital plus reserves of R$ 7.678 billion comprised the total stockholders’ equity of R$ 14.678 billion, up by 13.19% compared to the same period in 2003 and corresponding to net equity per share of R$ 92.81.

Managed stockholders’ equity of R$ 179.703 billion, corresponds to 8.21% of consolidated assets, a 9.33% increase as compared to September 2003. As a result, the capital adequacy ratios were 19.89% on a consolidated financial basis and 16.95% on a consolidated economic and financial basis and accordingly, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. At the end of the quarter, the ratio of permanent assets to stockholders’ equity, in relation to consolidated reference equity was 42.73% on a consolidated financial basis and 24.22% on a consolidated economic and financial basis, accordingly, within the maximum 50% limit.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category.

With a growth rate of 12.47% compared to the same period in 2003, overall funding obtained by the Bradesco Organization amounted to R$ 251.923 billion, at September 30, 2004 and comprised the following:

  R$ 86.338 billion in demand, time and interbank deposits, open market and savings accounts.

  R$ 90.171 billion in managed assets, comprising investment funds and customer portfolios.

  R$ 35.476 billion in foreign exchange portfolio, borrowings and onlendings, own working capital, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

  R$ 31.585 billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 29.12% compared to the same period in 2003.

  R$ 8.353 billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.922 billion.

At the end of the period, the balance of credit operations totaled R$ 59.976 billion and includes the following:

  R$ 5.618 billion in advances on foreign exchange contracts for a total portfolio of US$ 3.185 billion in export financing.

  US$ 519.319 million in foreign currency import financing.

  R$ 1.451 billion in leasing.

  R$ 5.955 billion in agricultural loans.

  R$ 8.986 billion in auto financing.

  R$ 7.408 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the housing loan area, the Organization provided funds during the first nine months of the year for the construction and purchase of residential housing in the amount of R$ 478.468 million, comprising 6,152 properties.

As part of its role in supporting the capitalization of companies, Bradesco was an important intermediary in the public placement of shares, debentures and promissory notes, with a total volume of R$ 7.099 billion recorded since the beginning of the year, corresponding to 57.46% of all issues registered with the Brazilian Securities Commission (CVM). The Bank was also an important advisor in corporate and financial restructuring processes, mergers, acquisitions and project finance operations. The Bradesco Insurance Group, with an important role in the insurance, private pension plan and savings bond areas, reported net income of R$ 576.277 million and stockholders’ equity of R$ 4.302 billion, at September 30, 2004. Overall premium attained R$ 10.918 billion, up by 17.35% compared with the same period in 2003.

At the end of the quarter, the Bradesco Organization Network offered its customers and other users access to 12,630 service outlets, as well as 21,529 ATMs in the BDN – Bradesco Day and Night Self-service Network, 18,400 of which also operate at weekends and on bank holidays and more than 204 ATMs in the Banco BEM S.A. customer service network:

3,049	Branches in Brazil (Bradesco – 2,972, Banco BEM – 76 and Banco Finasa – 1).

6	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 1 in Nassau, Bahamas (Boavista).

6

Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Boavista Banking Ltd., in Nassau, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman).

5,299	Branches of Banco Postal post-office bank.

2,264	Banking service posts and outlets in companies (Bradesco – 2,237 and Banco BEM - 27).

19	Advanced Banco BEM banking posts.

1,866	Outplaced terminals in the BDN– Bradesco Day and Night Network.

121

Branches of Finasa Promotora de Vendas and Zogbi - Promovel Empreendimentos e Serviços Ltda. present in 13,270 vehicle dealerships and 17,776 stores selling furniture and decor, tourism, auto parts, IT-related equipment and software, DIY materials, clothing and footwear, among others.

In compliance with CVM Instruction 381, the Bradesco Organization declares that, during the quarter, no non-audit services were contracted or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with internationally accepted principles designed to maintain the independence of external auditors and which determine that these auditors should not audit their own work, nor exercise management functions for their clients nor promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank regulations.

In the social field, the Organization’s actions are focused mainly on the educational and welfare programs developed by Fundação Bradesco (the Bradesco Foundation) which, through its 40 schools installed as a priority in regions which are both socially and economically deprived, in all of Brazil’s states and the Federal District, provide education completely free-of-charge. At present, there are more than 107 thousand students at the Foundation Schools, including those taking its youth and adult education equivalency courses and basic professional training programs. More than 50 thousand infant, junior, high and technical school students, also receive free meals, uniforms, school materials and medical/dental care.

In the human resources area, Bradesco’s comprehensive staff training courses ensure that all employees are fully qualified to meet market demands. Through its intensive capability building program, the Bank prioritizes professional specialization, with increasingly positive results in the enhancement of its customer service and the effectiveness of its products and services. During the period, from January through September, 1,033 courses were given with 329,944 employee participations. The benefit plans designed to guarantee the well being, better life quality and security of employees and their dependents, covered 180,628 people at the end of the quarter.

All of these facts confirm Bradesco’s commitment to offer nothing but the best. For this purpose, the support and trust of our stockholders and customers, as well as the dedicated work of our staff and other stakeholders, have been decisive. To all of them, we offer our sincere gratitude.

Cidade de Deus, October 27, 2004

Board of Directors
and Board of Executive Officers

(A free translation of the original in Portuguese)
Consolidated Balance Sheet at September 30 - In thousands of reais

ASSETS	2004	2003

Current assets	137,698,366	132,377,005
Funds available (Note 8)	2,386,029	2,234,099
Interbank investments (Notes 3b and 9)	24,458,910	28,345,525
Open market investments	18,279,891	24,506,656
Interbank deposits	6,179,784	3,838,922
Provision for losses	(765)	(53)
Securities and derivative financial instruments (Notes 3c, 10, 33b and 33c)	45,702,222	41,072,126
Own portfolio	40,027,062	34,708,520
Subject to repurchase agreements	602,846	507,073
Derivative financial instruments (Notes 3d and 33c)	535,358	422,838
Restricted deposits - Brazilian Central Bank	3,645,317	3,330,355
Privatization currencies	66,385	85,546
Subject to collateral provided	824,446	2,017,794
Unrestricted notes	808	-
Interbank accounts (Note 11)	14,956,469	12,778,895
Unsettled payments and receipts	638,390	590,644
Restricted deposits:
- Brazilian Central Bank	14,244,337	12,068,842
- National Treasury - Rural funding	578	578
- National Housing System - SFH	40,833	96,985
Correspondent banks	32,331	21,846
Interdepartmental accounts	99,863	181,780
Internal transfer of funds	99,863	181,780
Credit operations (Notes 3e, 12 and 33b)	33,266,967	27,894,561
Credit operations:
- Public sector	382,388	23,952
- Private sector	35,550,951	30,628,142
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,666,372)	(2,757,533)
Leasing operations (Notes 2, 3e, 12 and 33b)	857,221	777,811
Leasing receivables:
- Private sector	1,721,269	1,717,690
Unearned lease income	(810,915)	(865,658)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(53,133)	(74,221)
Other receivables	15,049,891	18,229,108
Receivables on guarantees honored (Note 12a-2)	434	749
Foreign exchange portfolio (Note 13a)	8,960,299	11,925,580
Income receivable	236,729	285,100
Negotiation and intermediation of securities	85,323	256,927
Insurance premiums receivable	961,590	890,543
Sundry (Note 13b)	4,957,953	4,997,829
Allowance for other losses (Notes 3e, 12f and 12g)	(152,437)	(127,620)
Other assets (Note 14)	920,794	863,100
Other assets	490,749	658,987
Allowance for losses	(239,614)	(242,621)
Prepaid expenses (Note 14b)	669,659	446,734
Long-term receivables	36,975,371	26,916,850
Interbank investments (Notes 3b and 9)	666,791	212,935
Open market investments	-	-
Interbank deposits	668,713	212,935
Provision for losses	(1,922)	-
Securities and derivative financial instruments (Notes 3c, 10, 33b and 33c)	12,452,437	6,833,352
Own portfolio	8,916,541	5,722,957
Subject to repurchase agreements	2,022,068	722,149
Derivative financial instruments (Notes 3d and 33c)	48,959	308,349
Restricted deposits - Brazilian Central Bank	275,110	19,460
Privatization currencies	7,388	-
Subject to collateral provided	361,552	60,437
Unrestricted notes	820,819	-
Interbank accounts (Note 11)	280,122	291,871
Restricted deposits:
- National Housing System - SFH	280,122	291,871
Credit operations (Notes 3e, 12 and 33b)	15,241,094	12,652,062
Credit operations:
- Public sector	241,107	177,732
- Private sector	16,206,755	13,575,892
Allowance for loan losses (Notes 3e, 12f and 12g)	(1,206,768)	(1,101,562)
Leasing operations (Notes 2, 3e, 12 and 33b)	494,021	538,406
Leasing receivables:
- Private sector	1,171,119	1,188,624
Unearned lease income	(630,309)	(601,921)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(46,789)	(48,297)
Other receivables	7,616,104	6,067,805
Income receivable	6,114	2,764
Negotiation and intermediation of securities	-	187
Insurance premiums receivable	25	673
Sundry (Note 13b)	7,665,844	6,105,832
Allowance for other losses (Notes 3e, 12f and 12g)	(55,879)	(41,651)
Other assets (Note 14)	224,802	320,419
Other assets	32,379	34,221
Allowance for losses	(15,973)	(7,321)
Prepaid expenses (Notes 14b)	208,396	293,519
Permanent assets	5,029,761	5,069,492
Investments (Notes 3h, 15 and 33b)	970,926	504,392
Investments in associated companies:
- Local	471,130	369,876
Other investments	863,376	510,764
Allowance for losses	(363,580)	(376,248)
Property and equipment in use (Notes 3i and 16)	2,263,225	2,588,535
Buildings in use	1,368,973	1,610,835
Other fixed assets	3,512,586	3,735,878
Accumulated depreciation	(2,618,334)	(2,758,178)
Leased assets (Note 16)	24,581	24,301
Leased assets	66,216	50,475
Accumulated depreciation	(41,635)	(26,174)
Deferred charges (Notes 2, 3j and 17)	1,771,029	1,952,264
Organization and expansion costs	1,220,472	1,151,730
Accumulated amortization	(679,317)	(596,751)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 2, 3j and 17a)	1,229,874	1,397,285
T O T A L	179,703,498	164,363,347

(A free translation of the original in Portuguese)
Consolidated Balance Sheet at September 30 - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003

Current liabilities	119,199,751	110,904,728
Deposits (Notes 3k and 18a)	50,671,239	44,678,414
Demand deposits	14,781,735	11,240,025
Savings deposits	23,186,217	20,896,669
Interbank deposits	14,267	411,298
Time deposits (Note 33b)	12,689,020	12,130,422
Deposits received under security repurchase agreements (notes 3k and 18a)	20,171,786	21,754,827
Own portfolio	4,441,034	965,304
Third-party portfolio	15,628,952	20,789,523
Unrestricted portfolio	101,800	-
Funds from issuance of securities (Notes 4a, 18b and 33b)	3,190,706	4,787,507
Mortgage notes	867,960	839,382
Debentures	-	18,260
Securities issued abroad (Note 4a)	2,322,746	3,929,865
Interbank accounts	322,154	320,874
Interbank onlendings	171,619	348
Correspondent banks	150,535	320,526
Interdepartmental accounts	1,417,570	1,152,934
Third-party funds in transit	1,417,570	1,152,934
Borrowings (Notes 19a and 33b)	7,893,671	7,238,221
Local borrowings - official institutions	1,648	2,009
Local borrowings - other institutions	11,784	72,364
Foreign currency borrowings	7,880,239	7,163,848
Local onlendings - official institutions (Notes 19b and 33b)	2,676,622	2,190,904
National Treasury	57,950	51,665
National Bank for Economic and Social Development (BNDES)	1,076,086	852,397
Federal Savings Bank (CEF)	50,267	66,967
Government Agency for Machinery and Equipment Financing (FINAME)	1,490,047	1,218,171
Other institutions	2,272	1,704
Foreign onlendings (Notes 19b and 33b)	49,581	24,130
Foreign onlendings	49,581	24,130
Derivative financial instruments (Notes 3d and 33)	299,072	247,444
Technical reserves for insurance, private pension plans and savings bonds (Notes 3g, 4a and 23)	20,774,904	15,412,404
Other liabilities	11,732,446	13,097,069
Collection of taxes and other contributions	1,211,707	983,768
Foreign exchange portfolio (Note 13a)	3,974,239	5,965,773
Social and statutory payables	737,548	664,850
Taxes and social security contributions	1,021,857	1,325,584
Negotiation and intermediation of securities (Note 4a)	74,131	246,626
Subordinated debt (Notes 21 and 33b)	138,349	65,520
Sundry (note 22)	4,574,615	3,844,948
Long-term liabilities	45,708,043	40,351,181
Deposits (Notes 3k and 18a)	14,115,571	13,667,814
Interbank deposits	-	6
Time deposits (Note 33b)	14,115,571	13,667,808
Deposits received under security repurchase agreements (Notes 3k and 18a)	1,379,327	1,314,195
Own portfolio	1,379,327	1,314,195
Funds from issuance of securities (Notes 4a, 18b and 33b)	2,925,215	3,107,805
Mortgage notes	21,154	28,552
Debentures	-	1,320
Securities issued abroad (Note 4a)	2,904,061	3,077,933
Borrowings (Notes 19a and 33b)	801,271	884,665
Local borrowings - other institutions	-	105,089
Foreign currency borrowings	801,271	779,576
Local onlendings - official institutions (Notes 19b and 33b)	5,292,792	4,843,681
BNDES	2,492,281	2,200,019
CEF	349,031	397,159
FINAME	2,449,775	2,246,503
Other institutions	1,705	-
Foreign onlendings (Notes 19b and 33b)	1,274	4,882
Foreign onlendings	1,274	4,882
Derivative financial instruments (Notes 3d and 33)	8,974	83,801
Technical reserves for insurance, private pension plans and savings bonds (Notes 3g, 4a and 23)	10,810,078	9,048,461
Other liabilities	10,373,541	7,395,877
Social and statutory payables	-	7,723
Taxes and social security contributions	3,449,061	2,912,812
Subordinated debt (Notes 21 and 33b)	5,951,122	3,416,133
Sundry (Note 22)	973,358	1,059,209
Deferred income	44,032	29,627
Deferred income	44,032	29,627
Minority interest in subsidiary companies (Note 24)	73,965	110,991
Stockholders' equity (Note 25)	14,677,707	12,966,820
Capital:
- Local residents	6,343,955	6,383,081
- Foreign residents	656,045	616,919
Capital reserves	10,645	7,902
Revenue reserves	7,084,529	5,717,767
Mark-to-market adjustment - securities and derivatives	638,628	241,151
Treasury stock	(56,095)	-

Stockholders´ equity managed by the parent company	14,751,672	13,077,811
T O T A L	179,703,498	164,363,347

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Consolidated Statement of Income for the Period from
January 1 to September 30 - In thousand of reais

	2004	2003

Income from lending and trading activities	20,001,283	20,086,384

Credit operations (Notes 4a and 12i)	20,001,283	20,086,384
Leasing operations (Note 12i)	9,629,398	9,125,267
Securities transactions (Note 10e)	215,294	229,115
Financial income on insurance, private pension plans and savings bonds (Note 10e)	4,162,688	5,098,030
Derivative financial instruments (Note 33c v)	3,763,277	3,948,012
Foreign exchange transactions (Note 13a)	708,965	46,315
Compulsory deposits (Note 11b)	662,657	543,159

Expenses
Interest and charges on:	11,839,195	12,950,314
Deposits (Note 18c)	6,776,173	7,930,326
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (Note 18c)	2,293,659	2,419,158
Borrowings and onlendings (Note 19c)	1,203,254	593,074
Leasing operations (Note 12i)	13,192	9,583
Provision for loan losses (Notes 3e, 12f and 12g)	1,552,917	1,998,173

Income from financial intermediation	8,162,088	7,136,070

Other operating income (expenses)	(5,579,130)	(4,469,710)

Commissions and fees (Notes 4a and 26)	4,148,774	3,282,271
Income on insurance premiums, private pension plans and savings bonds (Notes 3g, 4a and 23c)	9,447,520	8,291,454
Variation in technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 4a)	(2,647,145)	(2,526,705)
Claims - insurance operations (Notes 3g and 4a)	(3,841,992)	(3,060,351)
Savings bond draws and redemptions (Notes 3g and 4a)	(931,517)	(797,716)
Insurance and pension plan selling expenses (Note 3g)	(633,248)	(553,781)
Expenses with pension plan benefits and redemptions (Notes 3g and 4a)	(1,619,539)	(1,406,959)
Personnel expenses (Note 27)	(3,684,584)	(3,507,428)
Other administrative expenses (Notes 4a and 28)	(3,648,632)	(3,486,209)
Tax expenses	(1,052,952)	(760,931)
Equity in the earnings of associated companies (Note 15c)	118,560	(25,496)
Other operating income (Notes 4a and 29)	887,869	1,954,480
Other operating expenses (Notes 4a and 30)	(2,122,244)	(1,872,339)

Operating income	2,582,958	2,666,360

Non-operating income (expenses), net (Note 31)	(342,963)	(767,581)

Income before taxes and profit sharing	2,239,995	1,898,779

Provision for income tax and social contribution (Notes 35a and 35b)	(232,229)	(301,028)

Minority interest in subsidiaries	(5,368)	(6,549)

Net income	2,002,398	1,591,202

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Consolidated Statement of Changes in Financial Position for the
Period from January 1 to September 30 - In thousands of reais

	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY :	26,829,062	26,407,143
Net income	2,002,398	1,591,202
Adjustments to net income	779,438	1,391,694
Depreciation and amortization	420,701	470,032
Amortization of goodwill	501,437	861,596
Change in provision for investments	(7,010)	39,383
Equity in the earnings of associated companies	(118,560)	25,496
Other	(17,130)	(4,813)
Change in deferred income	12,258	13,784
Change in minority interest	(38,764)	(160,073)
Mark-to-market adjustment - securities available for sale	159,711	231,999
Stockholders	-	1,296,793
Capital increase through subscription	-	501,000
Capital increase through incorporation of shares	-	788,735
Capital reserves	-	12
Share premium	-	7,046
Fiscal incentive investments	1,259	844
Third parties:
- Increase in liabilities	15,031,611	21,548,616
Deposits	6,762,925	1,983,065
Deposits received under security repurchase agreements	-	7,056,057
Funds from issuance of securities	-	4,758,470
Borrowings and onlendings	1,920,428	-
Derivative financial instruments	255,677	-
Technical reserves for insurance, private pension plans and savings bonds committed	5,176,030	5,305,386
Other liabilities	916,551	2,445,638
- Decrease in assets	8,518,244	124,908
Interbank investments	6,598,302	-
Interdepartmental accounts	414,916	9,959
Leasing operations	-	114,949
Other receivables	1,505,026	-
- Sale (write-off) of assets and investments	344,476	345,502
Non-operating assets	188,494	139,470
Property and equipment in use and leased assets	71,953	142,822
Investments	55,451	33,627
Sale (write-off) of deferred charges	28,578	29,583
- Interest attributed to own capital and dividends received from associated companies	18,431	21,874
TOTAL FUNDS PROVIDED	26,891,459	26,958,751
Interest attributed to own capital and dividends paid and/or declared	984,509	999,747
Acquisition of own shares	48,753	-
Investments in:	511,195	832,802
Non-operating assets	91,380	128,251
Property and equipment in use and leased assets	374,773	614,655
Investments	45,042	89,896
Deferred charges	625,101	544,834
Increase in assets	12,177,638	22,613,429
Interbank investments	-	7,085,704
Securities and derivative financial instruments	4,349,879	10,902,024
Interbank accounts	1,223,754	127,334
Credit operations	6,345,343	841,344
Leasing operations	44,808	-
Other receivables	-	3,434,552
Insurance premiums receivable	72,257	172,307
Other assets	141,597	50,164
Decrease in liabilities	12,544,263	1,967,939
Deposits received under security repurchase agreements	11,241,612	-
Funds from acceptance of securities	730,975	-
Interbank accounts	207,178	285,822
Interdepartmental accounts	364,498	184,795
Borrowings and onlendings	-	1,251,870
Derivative financial instruments	-	245,452
Decrease in funds available	(62,397)	(551,608)

Changes in	At the beginning of the period	2,448,426	2,785,707
Financial	At the end of the period	2,386,029	2,234,099
Position	Decrease in funds available	(62,397)	(551,608)

The accompanying notes are an integral part of these financial statements.

BANCO BRADESCO S.A.

Notes to the Financial Statements

INDEX

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) OPERATIONS

2) PRESENTATION OF THE FINANCIAL STATEMENTS

3) SIGNIFICANT ACCOUNTING POLICIES

4) INFORMATION FOR COMPARISON PURPOSES

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7) BALANCE SHEET BY MATURITY

8) FUNDS AVAILABLE

9) INTERBANK INVESTMENTS

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

12) CREDIT OPERATIONS

13) OTHER RECEIVABLES

14) OTHER ASSETS

15) INVESTMENTS

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

17) DEFERRED CHARGES

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

19) BORROWINGS AND ONLENDINGS

20) CONTINGENT LIABILITIES

21) SUBORDINATED DEBT

22) OTHER LIABILITIES - SUNDRY

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

24) MINORITY INTEREST IN SUBSIDIARIES

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

26) COMMISSIONS AND FEES

27) PERSONNEL EXPENSES

28) ADMINISTRATIVE EXPENSES

29) OTHER OPERATING INCOME

30) OTHER OPERATING EXPENSES

31) NON-OPERATING INCOME (EXPENSE)

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

33) FINANCIAL INSTRUMENTS

34) EMPLOYEE BENEFITS

35) INCOME TAX AND SOCIAL CONTRIBUTION

36) OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPE) and were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM), Superintendency of Private Insurance (SUSEP) and National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized income were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variations arising from operations of subsidiaries and foreign branches were allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which they originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

The following main companies are included in the consolidation:

At September 30
		Ownership

	Activity Area	2004	2003

Financial area - Local
Banco Alvorada S.A	Banking	100.00%	100.00%
Banco Baneb S.A. (1)	Banking	99.71%	99.94%
Banco BEM S.A. (2)	Banking	100.00%	-
Banco BCN S.A. (3)	Banking	-	100.00%
Banco Boavista Interatlântico S.A	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (4)	Banking	-	99.99%
Banco Finasa de Investimento S.A. (5)	Investment Bank	-	97.40%
Banco Finasa S.A. (6)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A	Banking	100.00%	100.00%
Banco Zogbi S.A. (7)	Banking	100.00%	-
BRAM - Bradesco Asset Management Ltda. (8)	Asset Management	-	99.99%
BRAM - Bradesco Asset Management S.A. DTVM (9)	Asset Management	100.00%	100.00%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (4)	Leasing	-	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil (10)	Leasing	100.00%	100.00%
Bradesco Consórcios Ltda	Consortium Management	99.99%	99.99%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento - VISANET (11) (12) (13)	Services	39.71%	39.71%

Financial area - Foreign
Alvorada Nassau (14)	Banking	-	100.00%
Banco Bradesco Argentina S.A. (12)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (15)	Banking	100.00%	99.99%
Banco Mercantil de São Paulo Internacional S.A. (15)	Banking	-	100.00%
BCN Grand Cayman (6)	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%
Bradesco Grand Cayman (16)	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (17)	Banking	100.00%	100.00%

Insurance, pension plan and savings bond area
ABS-Empreendimentos Imobiliários, Participações e Serviços S.A. (18)	Real Estate	-	99.12%
Atlântica Capitalização S.A. (19)	Savings Bonds	99.46%	99.70%
Áurea Seguros S.A. (11) (12) (19)	Insurance	27.35%	27.42%
Bradesco Argentina de Seguros S.A. (12) (19)	Insurance	99.23%	99.47%
Bradesco Capitalização S.A. (19)	Savings Bonds	99.09%	99.69%
Bradesco Saúde S.A. (19)	Insurance	99.46%	99.70%
Bradesco Seguros S.A. (19)	Insurance	99.46%	99.70%
Bradesco Vida e Previdência S.A. (19)	Pension Plans/Insurance	99.46%	99.69%
Finasa Seguradora S.A. (19)	Insurance	99.22%	99.45%
Indiana Seguros S.A (19) (20)	Insurance	39.78%	39.88%
Seguradora Brasileira de Crédito à Exportação S.A. (11) (12) (19)	Insurance	12.02%	12.05%
Bradesco Auto/RE Companhia de Seguros (21) (22)	Insurance	99.46%	91.41%

Other activities
Átria Participações S.A. (19)	Holding Company	99.46%	99.69%
Bradescor Corretora de Seguros Ltda	Insurance Brokerage	99.99%	99.99%
Cia. Securitizadora de Crédito Financeiro Boavista (23)	Credit Acquisition	99.34%	-
Cia. Securitizadora de Crédito Financeiro Interatlântico (23)	Credit Acquisition	99.46%	-
Cibrasec - Companhia Brasileira de Securitização (11) (12) (24)	Credit Acquisition	10.00%	12.50%
CPM Holdings Limited (11) (12)	Holding Company	49.00%	49.00%
Latasa S.A. (25)	Metal Products	-	39.74%
Nova Paiol Participações S.A. (19)	Holding Company	99.46%	99.69%
Scopus Tecnologia Ltda	Information Technology	99.99%	99.99%
Serasa S.A. (11) (12)(26)	Services	26.37%	26.31%
Smart Club do Brasil Ltda. (27)	Services	-	36.36%
União de Comércio e Participações Ltda. (28)	Holding Company	-	99.99%
União Participações Ltda. (29)	Holding Company	99.99%	99.99%

(1)	Percentage ownership decreased following the merger of Banco Finasa de Investimento S.A.
(2)	Formerly Banco do Estado do Maranhão S.A., acquired on February 10, 2004.
(3)

Partially spun off on March 10, 2004 with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities of Banco BCN were merged into Banco Alvorada. S.A.

(4)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004.
(5)	Merged into Banco Baneb S.A. in August 2004.
(6)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 3).
(7)	Acquired on February 16, 2004.
(8)	Merged into BES - Boavista Espírito Santo DTVM S.A. in July 2004.
(9)	Formerly BES - Boavista Espírito Santo DTVM S.A.
(10)	Formerly Potenza Leasing S.A. Arrendamento Mercantil.
(11)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.
(12)	Companies audited by other independent auditors in 2003 and 2004.
(13)

The special purpose entity called Brazilian Merchant Voucher Receivables Limited, operating in the securitization of the future flow of credit card bill receivables from foreign cardholders abroad is being consolidated (Note 18b).

(14)	This branch ceased activities in July 2004 and its operations were transferred to the Bradesco Grand Cayman branch.
(15)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(16)

The special purpose entity called International Diversified Payment Rights Company, operating in the securitization of the future flow of money orders received from abroad is being consolidated (Note 18b).

(17)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco Mercantil de São Paulo S.A., in March 2004.
(18)	Merged into Bradesco Capitalização S.A. in December 2003.
(19)	Percentage ownership reduced through incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(20)	A subsidiary since percentage ownership totals 51% of voting capital.
(21)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(22)	Formerly União Novo Hamburgo de Seguros S.A.
(23)	Acquired on June 25, 2004.
(24)	Percentage ownership decreased through sale of shares.
(25)	Sold in October 2003.
(26)	Percentage ownership increased through acquisition of Banco BEM S.A.
(27)	Sold in July 2004.
(28)

On August 31, 2004, the equity of União de Comércio e Participações Ltda. was partially spun-off and the spun-off portion was transferred to Caulim Participações Ltda. The remaining assets were incorporated into Banco Alvorada S.A. in September 2004.

(29)	Formerly Caulim Participações Ltda.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions, which are calculated on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other similar companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bonds is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond revenue is effectively received.

The supplementary pension plan contributions are recorded in income at the time they are effectively received.

The corresponding expenses for technical reserves for private pension plans and savings bonds are recorded at the same time as the revenue therefrom is recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

- Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

- Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

- Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

- Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

- Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses.

Credit and leasing operations, advances on foreign exchange contracts and other receivables are classified at their corresponding risk levels, in compliance with: (i) the parameters established by CMN Resolution 2682/1999 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2682/1999 is also taken into account for customer risk rating purposes as follows:

Length of Delay	Customer Classification
• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due H-rated operations remain at this level for six months, subsequent to which time they are charged off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained at the same level of classification. Renegotiated operations, already charged off against the allowance and recorded in memorandum accounts, are classified at “H” level and any gains derived from such renegotiation, are recognized as revenue only upon effective receipt.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in the “Other receivables - sundry” account and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in the “Other liabilities - taxes and social security contributions” account. Only deferred tax assets which have already acquired, or are about to acquire, tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Reserves for unearned premiums

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS standards.

Reserves for benefits to be granted and benefits granted

Mathematical reserves comprise the amounts of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract, under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical reserves comprise the present value of future benefits, estimated based on actuarial methods and assumptions. The reserve for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the reserve for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds - mathematical reserves for redemptions and draws

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bond certificates effectively received and are adjusted for price-level restatement.

Unsettled claims and IBNR

The reserve for unsettled claims is recorded based on the estimated payments of claims incurred, including claims which are under action at law, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amounts of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiary and associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited net book values informed by the corresponding exchanges and fiscal incentives and other investments were recorded at cost, less the provision for loss, where applicable.

i) Property and equipment in use

This is stated at cost, net of the corresponding accumulated depreciation, calculated on the straight-line method at rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20% per annum.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization of 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, where applicable, related income and monetary and exchange variations (on a daily pro rata basis), less a provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) INFORMATION FOR COMPARISON PURPOSES

a) Reclassifications

In order to facilitate comparison of the financial statements, certain September 30, 2003 account balances were reclassified.

In thousands of reais

BALANCE SHEET	Prior disclosure	Reclassifications	Reclassified balance

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	130,166,634	21,089,275	151,255,909
Funds from issuance of securities	5,940,596	1,954,716	7,895,312
Payables for foreign securities (1)	5,053,082	1,954,716	7,007,798
Technical reserves for insurance, private pension plans and savings bonds (2)	-	24,460,865	24,460,865
Other liabilities	25,819,252	(5,326,306)	20,492,946
Negotiation and intermediation of securities (1)	2,201,342	(1,954,716)	246,626
Technical reserves for insurance, private pension plans and savings bonds (2)	3,371,590	(3,371,590)	-
Technical reserves for insurance, private pension plans and savings bonds (2)	21,089,275	(21,089,275)	-

Total liabilities	164,363,347	-	164,363,347

In thousands of reais

STATEMENT OF INCOME	Prior disclosure	Reclassifications	Reclassified balance

Income from lending and trading activities	20,096,802	(10,418)	20,086,384
Credit operations (3)	9,135,685	(10,418)	9,125,267

Income from financial intermediation	7,146,488	(10,418)	7,136,070

Other operating income (expenses)	(4,480,128)	10,418	(4,469,710)
Commissions and fees (3)	3,271,853	10,418	3,282,271
Income on insurance premiums, private pension plans and savings bonds (4)	8,798,192	(506,738)	8,291,454
Variation in technical reserves for insurance, private pension plans and savings bonds (5)	(2,620,458)	93,753	(2,526,705)
Claims - Insurance operations (4)	(3,181,428)	121,077	(3,060,351)
Savings bond draws and redemptions (5)	(703,963)	(93,753)	(797,716)
Expenses for pension plan benefits and redemptions (4)	(1,792,620)	385,661	(1,406,959)
Other administrative expenses (6)	(3,486,224)	15	(3,486,209)
Other operating income (6)	1,895,275	59,205	1,954,480
Other operating expenses (6)	(1,813,119)	(59,220)	(1,872,339)

Net income	1,591,202	-	1,591,202

(1)	Reclassification of transactions for securitization of the future flow of money orders received from abroad and of the future flow of credit card bill receivables from foreign cardholders.
(2)	Reclassified in compliance with SUSEP’s new plan of accounts.
(3)	Reclassification of the initial credit opening fee of Banco Finasa and Banco BCN.
(4)	Pursuant to SUSEP Circular 224/2004, VGBL plan redemptions were reclassified from claims to premium retained.
(5)	Reclassification of variation in technical reserves for insurance, private pension plans and savings bonds to savings bond draws and redemptions.
(6)	Reclassification of services provided by Scopus Tecnologia.

b) In the first half of 2004, Bradesco acquired the share control of Banco Zogbi and other companies and of Banco BEM and subsidiaries.

Adjusted balance sheet and statement of income account balances:

At September 30 - In thousands of reais

BALANCE SHEET	Banco Zogbi and other companies (1)	Banco BEM and subsidiaries (2)

ASSETS
Current assets and long-term receivables	427,749	1,150,680
Funds available	1,676	40,117
Interbank investments	27,950	231,398
Securities and derivative financial instruments	58,490	542,895
Interbank and interdepartmental accounts	1,956	27,767
Credit and leasing operations	301,527	110,443
Other receivables and other assets	36,150	198,060
Permanent assets	29,389	9,220
Investments	1,392	83
Property and equipment	26,085	9,137
Deferred charges	1,912	-
Total	457,138	1,159,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	100,141	962,700
Demand, time and interbank deposits	292	258,101
Savings deposits	-	44,638
Deposits received under security repurchase agreements and funds from issuance of securities
Interbank and interdepartmental accounts	407	1,714
Borrowings and onlendings	38,058	2,968
Other liabilities	61,384	186,329
Minority interest in subsidiaries	5,991	-
Stockholders’ equity	351,006	197,200
Total	457,138	1,159,900

In thousands of reais

	Accumulated from February 1 to September 30, 2004

STATEMENT OF INCOME	Banco Zogbi and other companies (1)	Banco BEM and subsidiaries (2)

Income from lending and trading activities	173,573	96,962
Expenses for lending and trading activities	(64,249)	(56,424)
Income from financial intermediation	109,324	40,538
Other operating income (expenses)	(59,835)	(19,761)
Operating income (expenses)	49,489	20,777
Non-operating income (expenses), net	76	(3,442)
Income before income tax and social contribution	49,565	17,335
Provision for income tax and social contribution	(16,364)	82,671
Minority interest in subsidiaries	(315)	-
Adjusted net income	32,886	100,006

(1)

Includes Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda., Promosec Cia. Securitizadora de Créditos Financeiros and Promovel Empreendimentos e Serviços Ltda.

(2)

At the auction for shares held on July 27, 2004, addressed in the Public Offering of Shares (OPA) filed at the CVM on March 12, 2004, 35,499,857 common shares were acquired, comprising 99.92% of minority interest, meeting the requirements for cancellation of its listing as a publicly held company. On August 31, 2004, capital was increased in Banco BEM, in the amount of R$ 150,000 thousand, with the issue of 150,000 nominative registered common shares, with no par value. This operation was ratified by BACEN on September 13, 2004.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At September 30 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amount eliminated (4)	Total

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	120,009,713	21,982,124	37,840,210	41,243	398,946	(5,598,499)	174,673,737
Funds available	2,298,225	71,646	68,810	3,069	12,513	(68,234)	2,386,029
Interbank investments	21,210,279	5,335,420	-	-	-	(1,419,998)	25,125,701
Securities and derivative financial instruments	14,435,992	9,799,968	35,049,135	35,524	134,669	(1,300,629)	58,154,659
Interbank and interdepartmental accounts	15,328,542	7,912	-	-	-	-	15,336,454
Credit and leasing operations	45,803,872	6,587,274	-	-	-	(2,531,843)	49,859,303
Other receivables and other assets	20,932,803	179,904	2,722,265	2,650	251,764	(277,795)	23,811,591
Permanent assets	12,680,035	359,021	955,133	265	300,844	(9,265,537)	5,029,761
Investments	9,355,954	356,114	477,553	-	46,842	(9,265,537)	970,926
Property and equipment in use and leased assets	1,823,251	2,682	294,846	265	166,762	-	2,287,806
Deferred charges	1,500,830	225	182,734	-	87,240	-	1,771,029
Total in 2004	132,689,748	22,341,145	38,795,343	41,508	699,790	(14,864,036)	179,703,498
Total in 2003	130,987,817	16,308,528	29,953,588	46,513	1,193,361	(14,126,460)	164,363,347

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	117,957,132	17,703,769	34,500,448	27,841	317,103	(5,598,499)	164,907,794
Deposits	61,830,388	4,555,962	-	-	-	(1,599,540)	64,786,810
Deposits received under security repurchase agreements	19,300,034	2,251,079	-	-	-	-	21,551,113
Funds from issuance of securities	4,186,877	3,434,573	-	-	-	(1,505,529)	6,115,921
Interbank and interdepartmental accounts	1,567,112	172,612	-	-	-	-	1,739,724
Borrowings and onlendings	14,871,834	4,048,625	-	-	-	(2,205,248)	16,715,211
Derivative financial instruments	307,332	12	-	-	702	-	308,046
Technical reserves for insurance, private pension plans and savings bonds	-	-	31,560,373	24,609	-	-	31,584,982
Other liabilities
Subordinated debt	2,963,753	3,125,718	-	-	-	-	6,089,471
Other	12,929,802	115,188	2,940,075	3,232	316,401	(288,182)	16,016,516
Deferred income	42,088	-	1,937	-	7	-	44,032
Minority interest and stockholders’ equity in subsidiaries	12,821	4,637,376	4,292,958	13,667	382,680	(9,265,537)	73,965
Stockholders' equity of the parent company	14,677,707	-	-	-	-	-	14,677,707
Total in 2004	132,689,748	22,341,145	38,795,343	41,508	699,790	(14,864,036)	179,703,498
Total in 2003	130,987,817	16,308,528	29,953,588	46,513	1,193,361	(14,126,460)	164,363,347

b) Statement of income

	Accumulated to September 30 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amount eliminated (4)	Total

	Local	Foreign	Local	Foreign

Income from lending and trading activities	15,527,042	836,233	3,769,350	1,135	9,899	(142,376)	20,001,283
Expenses for lending and trading activities	9,228,989	463,222	2,293,413	-	(1,126)	(145,303)	11,839,195
Income from financial intermediation	6,298,053	373,011	1,475,937	1,135	11,025	2,927	8,162,088
Other operating income (expenses)	(4,730,243)	(102,580)	(762,441)	(703)	19,764	(2,927)	(5,579,130)
Operating income (expenses)	1,567,810	270,431	713,496	432	30,789	-	2,582,958
Non-operating income (expenses), net	(302,958)	4,578	(44,936)	(535)	888	-	(342,963)
Income before taxes and profit sharing	1,264,852	275,009	668,560	(103)	31,677	-	2,239,995
Provision for income tax and social contribution	(121,828)	-	(93,600)	35	(16,836)	-	(232,229)
Minority interest in subsidiaries	(4,730)	-	(3)	-	(635)	-	(5,368)
Net income in 2004	1,138,294	275,009	574,957	(68)	14,206	-	2,002,398
Net income in 2003	917,608	164,000	451,480	1,889	56,225	-	1,591,202

(1)

The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.

(2)	Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bond companies.
(4)	Amounts eliminated between companies from different segments.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

At September 30, 2004 - In thousands of reais

		Currency

	Balance Sheet	Local	Foreign (1) (2)

ASSETS
Current assets and long-term receivables	174,673,737	144,625,927	30,047,810
Funds available	2,386,029	1,955,174	430,855

Interbank investments	25,125,701	19,729,698	5,396,003

Securities and derivative financial instruments	58,154,659	48,864,558	9,290,101

Interbank and interdepartmental accounts	15,336,454	15,328,542	7,912

Credit and leasing operations	49,859,303	42,417,948	7,441,355

Other receivables and other assets	23,811,591	16,330,007	7,481,584

Permanent assets	5,029,761	4,596,874	432,887
Investments	970,926	541,211	429,715
Property and equipment in use and leased assets	2,287,806	2,284,859	2,947
Deferred charges	1,771,029	1,770,804	225

Total	179,703,498	149,222,801	30,480,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	164,907,794	138,402,193	26,505,601
Deposits	64,786,810	61,663,093	3,123,717

Deposits received under security repurchase agreements	21,551,113	19,300,034	2,251,079

Funds from issuance of securities	6,115,921	889,114	5,226,807

Interbank and interdepartmental accounts	1,739,724	463,936	1,275,788

Borrowings and onlendings	16,715,211	7,474,600	9,240,611

Derivative financial instruments	308,046	308,034	12

Technical reserves for insurance, private pension plans and savings bonds	31,584,982	31,560,373	24,609

Other liabilities
Subordinated debt	6,089,471	2,963,753	3,125,718
Other	16,016,516	13,779,256	2,237,260

Deferred income	44,032	44,032	-

Minority interest in subsidiaries	73,965	73,965	-

Stockholders’ equity	14,677,707	14,677,707	-

Total	179,703,498	153,197,897	26,505,601

Net position of assets and liabilities			3,975,096

Net position of derivatives (2)			(3,781,391)

Other memorandum accounts, net (3)			(403,836)

Net exchange position (asset)			(210,131)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at September 30, 2004 price levels.
(3)	Leasing commitments and others controlled in memorandum accounts.

7) BALANCE SHEET BY MATURITY

	At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	TOTAL

ASSETS
Current assets and long-term receivables	104,469,839	18,798,214	14,430,313	36,975,371	-	174,673,737
Funds available	2,386,029	-	-	-	-	2,386,029
Interbank investments	23,570,513	501,591	386,806	666,791	-	25,125,701
Securities and derivative financial instruments (1)	41,120,592	840,300	3,741,330	12,452,437	-	58,154,659
Interbank and interdepartmental accounts	15,041,782	6,561	7,989	280,122	-	15,336,454
Credit and leasing operations	8,959,128	16,419,748	8,745,312	15,735,115	-	49,859,303
Other receivables and other assets	13,391,795	1,030,014	1,548,876	7,840,906	-	23,811,591
Permanent assets	56,928	284,639	341,569	2,766,021	1,580,604	5,029,761
- Investments	-	-	-	-	970,926	970,926
- Property and equipment in use and leased assets	19,683	98,412	118,095	1,441,938	609,678	2,287,806
- Deferred charges	37,245	186,227	223,474	1,324,083	-	1,771,029
Total in 2004	104,526,767	19,082,853	14,771,882	39,741,392	1,580,604	179,703,498

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	94,701,618	14,723,064	9,775,069	45,708,043	-	164,907,794
Deposits (2)	41,195,020	4,517,323	4,958,896	14,115,571	-	64,786,810
Deposits received under security repurchase agreements	19,289,886	634,702	247,198	1,379,327	-	21,551,113
Funds from issuance of securities	249,420	2,724,618	216,668	2,925,215	-	6,115,921
Interbank and interdepartmental accounts	1,739,724	-	-	-	-	1,739,724
Borrowings and onlendings	1,766,356	5,214,851	3,638,667	6,095,337	-	16,715,211
Derivative financial instruments	275,459	4,222	19,391	8,974	-	308,046
Technical reserves for insurance, private pension plans and savings bonds	19,503,736	980,148	291,020	10,810,078	-	31,584,982
Other liabilities
- Subordinated debt	114,545	23,804	-	5,951,122	-	6,089,471
- Other	10,567,472	623,396	403,229	4,422,419	-	16,016,516
Deferred income	44,032	-	-	-	-	44,032
Minority interest in subsidiaries	-	-	-	-	73,965	73,965
Stockholders’ equity	-	-	-	-	14,677,707	14,677,707
Total in 2004	94,745,650	14,723,064	9,775,069	45,708,043	14,751,672	179,703,498

Accumulated net assets in 2004	9,781,117	14,140,906	19,137,719	13,171,068	-	-
Accumulated net assets in 2003	14,689,864	19,810,303	22,052,709	11,969,936	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for insurance and private pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available

At September 30 - In thousands of reais

	2004	2003

Local currency	1,955,126	1,577,679
Foreign currency	430,855	655,592
Investments in gold	48	828
Total	2,386,029	2,234,099

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method, in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

At September 30 - In thousands of reais

	2004	2003

OPERATING ACTIVITIES
NET INCOME	2,002,398	1,591,202
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Provision for loan losses	1,552,917	1,998,173
(Reversal of) Provision for losses on interbank investments, securities and investments	(4,324)	30,195
Variation, price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds	4,940,805	4,930,626
Depreciation and amortization	420,701	470,032
Amortization of goodwill (Notes 30 and 31)	501,437	861,596
Equity in the earnings of subsidiary and associated companies	(118,560)	25,496
Other	(17,130)	(4,813)
CHANGE IN ASSETS AND LIABILITIES
Decrease (increase) in interbank investments	6,595,616	(7,076,516)
Decrease (increase) in securities and derivative financial instruments	(4,094,201)	(11,147,476)
Decrease (increase) in interbank accounts	(767,021)	(863,949)
Decrease (increase) in interdepartmental accounts	50,419	(174,836)
Decrease (increase) in credit operations	(6,352,365)	(1,181,341)
Decrease (increase) in leasing operations	(29,510)	146,414
Decrease (increase) in insurance premiums receivable	(72,257)	(172,307)
Decrease (increase) in other receivables	1,451,628	(3,441,076)
Decrease (increase) in other assets	(141,597)	(50,164)
Amounts charged off against the allowance for loan losses	(1,507,795)	(1,683,117)
Increase (decrease) in technical reserves for insurance, private pension plans and savings bonds	235,225	374,760
Increase (decrease) in other liabilities	916,551	2,445,638
Increase (decrease) in deferred income	12,258	13,784
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	5,575,195	(12,907,679)

INVESTMENT ACTIVITIES
Decrease (increase) in compulsory deposits - Brazilian Central Bank	(663,912)	450,793
Sale of non-operating assets	188,494	139,470
Sale of investments	55,451	33,627
Sale of property and equipment in use and leased assets	71,952	142,822
Decrease in deferred charges	28,578	29,583
Acquisition of non-operating assets	(91,380)	(128,251)
Acquisition of investments	(45,042)	(89,896)
Acquisition of property and equipment in use and leased assets	(374,773)	(614,655)
Deferred charges	(625,101)	(544,834)
Interest attributed to own capital / dividends received	18,431	21,874
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,437,302)	(559,467)

FINANCING ACTIVITIES
Increase (decrease) in deposits	6,762,925	1,983,065
Increase (decrease) in deposits received from security repurchase agreements	(11,241,612)	7,056,057
Increase (decrease) in funds from issuance of securities	(730,975)	4,758,470
Increase (decrease) in borrowings and onlendings	1,920,428	(1,251,870)
Capital increase through subscription	-	501,000
Capital increase through incorporation of shares	-	788,735
Capital reserves	-	12
Share premium	-	7,046
Gifts and fiscal incentive investments	1,259	844
Interest attributed to own capital/dividends paid and/or accrued	(984,509)	(999,747)
Acquisition of own shares	(48,753)	-
Mark-to-market adjustment - securities available for sale	159,711	231,999
Variation in minority interest	(38,764)	(160,073)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,200,290)	12,915,538

DECREASE IN FUNDS AVAILABLE, NET	(62,397)	(551,608)

CHANGE IN FUNDS	At the beginning of the period	2,448,426	2.785.707
AVAILABLE, NET	At the end of the period	2,386,029	2.234.099
	Decrease in funds available, net	(62,397)	(551.608)

9) INTERBANK INVESTMENTS

a) Maturities

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004	Total in 2003

Securities purchased under resale agreements
Own portfolio position	2,548,961	-	-	-	2,548,961	3,679,855
• National Treasury Bonds	1,167,684	-	-	-	1,167,684	1,723,896
• Financial Treasury Notes	701,031	-	-	-	701,031	1,955,228
• Federal Treasury Notes	565,159	-	-	-	565,159	-
• Central Bank Notes	34,842	-	-	-	34,842	-
• Other	80,245	-	-	-	80,245	731
Third-party portfolio position	15,680,762	50,168	-	-	15,730,930	20,826,801
• Financial Treasury Notes	15,437,215	-	-	-	15,437,215	10,806,470
• National Treasury Bonds	243,547	50,168	-	-	293,715	10,020,331
Subtotal	18,229,723	50,168	-	-	18,279,891	24,506,656

Interbank deposits

• Interbank deposits	5,340,790	451,471	387,523	668,713	6,848,497	4,051,857
• Provision for loss	-	(48)	(717)	(1,922)	(2,687)	(53)
Subtotal	5,340,790	451,423	386,806	666,791	6,845,810	4,051,804

Total in 2004	23,570,513	501,591	386,806	666,791	25,125,701
%	93.8	2.0	1.5	2.7	100.0
Total in 2003	27,655,089	383,071	307,365	212,935	-	28,558,460
%	96.8	1.3	1.1	0.8	-	100.0

b) Income from interbank investments

Classified in income on securities’ transactions

Accumulated to September 30 - In thousands of reais

	2004	2003

Income on investments in purchase and sale commitments:
Own portfolio position	200,128	293,555
Third-party portfolio position	1,794,968	2,839,442
Subtotal	1,995,096	3,132,997

Interbank deposits	201,648	232,583

Total (Note 10e)	2,196,744	3,365,580

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer

At September 30 - In thousands of reais

	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	2004	%	2003	%

Trading Securities	13,826,432	4,721,922	24,279,923	80,571	42,908,848	73.8	37,321,110	77.9
- Government securities	7,233,455	2,702,421	18,101,535	49,377	28,086,788	48.3	24,056,823	50.2
- Corporate bonds	2,864,457	281,389	3,127,234	31,194	6,304,274	10.8	2,755,881	5.8
Purchase and sale commitments (3)	3,728,520	1,738,112	3,051,154	-	8,517,786	14.7	10,508,406	21.9
Securities available for sale	7,194,749	1,458,760	1,492,250	20,872	10,166,631	17.5	5,116,185	10.7
- Government securities	5,675,892	747,442	-	-	6,423,334	11.0	2,130,988	4.4
- Corporate bonds	1,518,857	711,318	1,492,250	20,872	3,743,297	6.5	2,985,197	6.3
Securities held to maturity	1,451,899	-	3,042,964	-	4,494,863	7.7	4,736,996	9.9
- Government securities	1,451,051	-	3,042,964	-	4,494,015	7.7	4,736,996	9.9
- Corporate bonds	848	-	-	-	848	-	-	-
Derivative financial instruments	584,317	-	-	-	584,317	1.0	731,187	1.5
- Corporate bonds	584,317	-	-	-	584,317	1.0	731,187	1.5

Total	23,057,397	6,180,682	28,815,137	101,443	58,154,659	100,0	47,905,478	100.0
- Government securities	14,360,398	3,449,863	21,144,499	49,377	39,004,137	67.0	30,924,807	64.6
- Corporate bonds	4,968,479	992,707	4,619,484	52,066	10,632,736	18.3	6,472,265	13.5
- Purchase and sale commitments (3)	3,728,520	1,738,112	3,051,154	-	8,517,786	14.7	10,508,406	21.9

b) Consolidated portfolio composition by issuer

At September 30 - In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (4) (5) (6)	Restated cost value	Mark-to- market

- GOVERNMENT SECURITIES	1,396,054	4,617,853	7,083,168	25,907,062	39,004,137	38,878,801	125,336
Financial Treasury Notes	642,645	2,234,884	2,016,970	10,867,985	15,762,484	15,770,820	(8,336)
Federal Treasury Notes	209,949	479,437	56,696	8,331,743	9,077,825	9,091,415	(13,590)
Central Bank Notes	199,809	1,880,503	4,958,333	57,780	7,096,425	7,098,071	(1,646)
Brazilian Foreign Debt Notes	197,851	-	-	6,522,042	6,719,893	6,570,501	149,392
National Treasury Bonds	4	-	-	54,747	54,751	55,883	(1,132)
Other	145,796	23,029	51,169	72,765	292,759	292,111	648

- CORPORATE BONDS	3,156,373	2,609,113	261,526	4,605,724	10,632,736	9,797,705	835,031
Certificates of Bank Deposit	291,539	2,399,347	51,587	1,116,782	3,859,255	3,859,222	33
Shares	2,256,815	-	-	-	2,256,815	1,367,766	889,049
Foreign securities	38,744	35,508	66,146	1,402,516	1,542,914	1,506,911	36,003
Debentures	104,927	11,321	61,091	1,353,500	1,530,839	1,561,890	(31,051)
Derivative financial instruments	319,610	145,700	70,048	48,959	584,317	594,548	(10,231)
Other	144,738	17,237	12,654	683,967	858,596	907,368	(48,772)

Purchase and sale commitments (3)	-	2,328,677	2,596,636	3,592,473	8,517,786	8,517,786	-

TOTAL IN 2004	4,552,427	9,555,643	9,941,330	34,105,259	58,154,659	57,194,292	960,367

TOTAL IN 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478	47,297,280	608,198

c) Consolidated classification by category, days to maturity and business segment

At September 30 - In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (4) (5) (6)	Restated cost value	Mark-to- market

I. TRADING SECURITIES	2,013,857	8,925,737	9,746,413	22,222,841	42,908,848	42,950,411	(41,563)

- FINANCIAL (2)	638,098	1,660,545	4,812,239	6,715,550	13,826,432	13,876,305	(49,873)

Purchase and sale commitments (3)	-	1,003,585	1,224,041	1,500,894	3,728,520	3,728,520	-
National Treasury Bonds	19,943	89,462	3,457,912	57,105	3,624,422	3,626,056	(1,634)
Financial Treasury Notes	129,777	114,435	8,517	1,643,948	1,896,677	1,906,964	(10,287)
Certificates of Bank Deposit	29,450	126,710	4,516	803,960	964,636	964,603	33
Debentures	5,701	10,841	-	892,110	908,652	908,652	-
Brazilian Foreign Debt Notes	36,381	-	-	862,420	898,801	876,333	22,468
Federal Treasury Notes	71,356	268,490	-	253,701	593,547	611,328	(17,781)
Foreign securities	172,203	47,022	117,253	362,099	698,577	707,094	(8,517)
Other	173,287	-	-	339,313	512,600	546,755	(34,155)

- INSURANCE AND SAVINGS BOND	811,380	1,638,350	1,186,737	1,085,455	4,721,922	4,721,904	18

Purchase and sale commitments (3)	-	255,127	539,249	943,736	1,738,112	1,738,112	-
National Treasury Bonds	124,350	699,670	459,005	74	1,283,099	1,283,099	-
Financial Treasury Notes	287,679	664,803	188,350	110,517	1,251,349	1,251,331	18
Certificates of Bank Deposit	73,756	8,501	133	1,024	83,414	83,414	-
Debentures	9,795	1	-	728	10,524	10,524	-
Federal Treasury Notes	138,593	-	-	29,376	167,969	167,969	-
Foreign securities	2,015	10,248	-	-	12,263	12,263	-
Shares	145,417	-	-	-	145,417	145,417	-
Other	29,775	-	-	-	29,775	29,775	-

- PRIVATE PENSION PLAN	528,185	5,606,532	3,736,973	14,408,233	24,279,923	24,271,631	8,292

Purchase and sale commitments (3)	-	1,069,965	833,346	1,147,843	3,051,154	3,051,154	-
Financial Treasury Notes	137,016	1,205,797	1,763,789	8,475,522	11,582,124	11,573,832	8,292
Federal Treasury Notes	-	-	56,696	4,292,139	4,348,835	4,348,835	-
Certificates of Bank Deposit	25,560	2,253,454	41,948	288,856	2,609,818	2,609,818	-
National Treasury Bonds	51,845	1,076,850	1,041,194	591	2,170,480	2,170,480	-
Shares	300,248	-	-	-	300,248	300,248	-
Debentures	11	466	-	27,599	28,076	28,076	-
Other	13,505	-	-	175,683	189,188	189,188	-

OTHER ACTIVITIES	36,194	20,310	10,464	13,603	80,571	80,571	-

Financial Treasury Notes	14,992	5,373	9,801	6,612	36,778	36,778	-
National Treasury Bonds	3,671	8,865	53	10	12,599	12,599	-
Certificates of Bank Deposit	1,629	6,059	610	3	8,301	8,301	-
Other	15,902	13	-	6,978	22,893	22,893	-

II. SECURITIES AVAILABLE FOR SALE	2,180,749	398,589	124,829	7,462,464	10,166,631	9,154,470	1,012,161

- FINANCIAL (2)	283,508	151,313	73,403	6,686,525	7,194,749	7,103,081	91,668

Brazilian Foreign Debt Notes	123,852	-	-	4,332,639	4,456,491	4,329,567	126,924
Foreign corporate bonds	10,322	1,052	12	1,107,547	1,118,933	1,073,764	45,169
Federal Treasury Notes	-	125,545	-	591,046	716,591	716,680	(89)
Financial Treasury Notes	72	-	-	369,511	369,583	378,475	(8,892)
Shares	112,866	-	-	-	112,866	137,650	(24,784)
Debentures	1,969	-	60,558	88,968	151,495	182,393	(30,898)
Other	34,427	24,716	12,833	196,814	268,790	284,552	(15,762)

- INSURANCE AND SAVINGS BOND	737,908	247,276	49,114	424,462	1,458,760	1,147,208	311,552

Financial Treasury Notes	73,109	244,476	46,513	260,827	624,925	622,392	2,533
Federal Treasury Notes	-	-	-	122,517	122,517	118,237	4,280
Debentures	87,444	-	-	-	87,444	87,444	-
Shares	574,731	-	-	-	574,731	269,992	304,739
Other	2,624	2,800	2,601	41,118	49,143	49,143	-

- PRIVATE PENSION PLAN	1,149,215	-	533	342,502	1,492,250	884,263	607,987

Shares	1,007,477	-	-	-	1,007,477	399,337	608,140
Certificates of Bank Deposit	131,223	-	-	-	131,223	131,223	-
Debentures	7	-	533	342,502	343,042	343,195	(153)
Other	10,508	-	-	-	10,508	10,508	-

OTHER ACTIVITIES	10,118	-	1,779	8,975	20,872	19,918	954

Certificates of Bank Deposit	8,666	-	1,779	8,975	19,420	19,420	-
Other	1,452	-	-	-	1,452	498	954

III. SECURITIES HELD TO MATURITY (7)	38,211	85,617	40	4,370,995	4,494,863	4,494,863	-

- FINANCIAL	38,211	85,617	40	1,328,031	1,451,899	1,451,899	-

Brazilian Foreign Debt Notes	37,618	-	-	1,326,983	1,364,601	1,364,601	-
Federal Treasury Notes	-	85,402	-	-	85,402	85,402	-
Other	593	215	40	1,048	1,896	1,896	-

PRIVATE PENSION PLANS	-	-	-	3,042,964	3,042,964	3,042,964	-

Federal Treasury Notes	-	-	-	3,042,964	3,042,964	3,042,964	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	319,610	145,700	70,048	48,959	584,317	594,548	(10,231)

FINANCIAL	319,610	145,700	70,048	48,959	584,317	594,548	(10,231)

Derivative financial instruments	319,610	145,700	70,048	48,959	584,317	594,548	(10,231)

TOTAL IN 2004	4,552,427	9,555,643	9,941,330	34,105,259	58,154,659	57,194,292	960,367

TOTAL IN 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478	47,297,280	608,198

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
TOTAL IN 2004	(275,459)	(4,223)	(19,391)	(8,973)	(308,046)	(306,569)	(1,477)

TOTAL IN 2003	(206,385)	(18,443)	(22,616)	(83,801)	(331,245)	(301,858)	(29,387)

(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(2)

Securities of Banco BEM, in the amount of R$ 521,065 thousand, comprising mainly financial treasury notes, which were classified in securities held to maturity, were reclassified at June 30, 2004. Of this amount, R$ 499,461 thousand was reclassified to trading securities, decreasing results by R$ 6,648 thousand, net of tax effects and R$ 21,604 thousand to securities available for sale, decreasing the specific stockholders’ equity account by R$ 3,667 thousand, net of tax effects, and in Banco Zogbi, equity securities in the amount of R$ 5,033 thousand, classified as trading securities, were transferred to securities available for sale, with no effect on income, pursuant to BACEN Circular 3068, in line with the portfolio profile of Banco Bradesco, the new parent company of these banks.

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(5)

This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by R$ 884,072 thousand (September 30, 2003 - R$ 447,855 thousand).

(6)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of September 30, 2004.

d) Composition of the portfolios by account:

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Own portfolio	4,036,397	8,860,158	6,530,807	29,516,241	48,943,603
Fixed income securities	1,779,582	8,860,158	6,530,807	29,516,241	46,686,788
• Financial Treasury Notes	595,460	2,172,347	2,012,465	9,592,502	14,372,774
• Purchase and sale commitments (1)	-	2,328,677	2,596,636	3,592,473	8,517,786
• Federal Treasury Notes	149,180	8,328	56,696	7,701,511	7,915,715
• Brazilian Foreign Debt Notes	120,368	-	-	4,052,584	4,172,952
• Certificates of Bank Deposit	291,540	2,399,347	51,587	1,116,783	3,859,257
• National Treasury Bonds	199,219	1,864,363	1,622,364	17,111	3,703,057
• Foreign securities	38,744	35,508	66,146	1,402,517	1,542,915
• Debentures	104,926	11,321	61,091	1,353,501	1,530,839
• Other	280,145	40,267	63,822	687,259	1,071,493

Equity securities	2,256,815	-	-	-	2,256,815
• Shares of listed companies (technical reserve)	1,429,716	-	-	-	1,429,716
• Shares and quotas (other)	827,099	-	-	-	827,099

Subject to commitments	516,030	695,485	3,410,523	4,589,018	9,211,056
Repurchase agreements	77,483	14,549	11,512	2,521,370	2,624,914
• Brazilian Foreign Debt Notes	77,483	-	-	2,469,458	2,546,941
• Central Bank Notes	-	-	-	4,587	4,587
• Financial Treasury Notes	-	-	856	47,325	48,181
• National Treasury Bonds	-	-	10,656	-	10,656
• Federal Treasury Notes	-	14,549	-	-	14,549

Central Bank Notes	69,074	398,524	2,992,855	459,974	3,920,427
• National Treasury Bonds	-	15,005	2,990,786	40,669	3,046,460
• Financial Treasury Notes	8,305	11,358	2,069	102,900	124,632
• Federal Treasury Notes	60,769	372,161	-	273,165	706,095
• Central Bank Notes	-	-	-	43,240	43,240

Privatization currencies	36	-	-	73,737	73,773

Collateral provided	49,827	136,712	335,300	664,159	1,185,998
• National Treasury Bonds	590	1,135	333,720	-	335,445
• Financial Treasury Notes	38,881	51,178	1,580	304,441	396,080
• Central Bank Notes	-	-	-	2,652	2,652
• Federal Treasury Notes	-	84,399	-	357,066	441,465
• Other	10,356	-	-	-	10,356
Derivative financial instruments	319,610	145,700	70,048	48,959	584,317

Unrestricted notes	-	-	808	820,819	821,627
• National Treasury Bonds	-	-	808	-	808
• Financial Treasury Notes	-	-	-	820,819	820,819

Total in 2004	4,552,427	9,555,643	9,941,330	34,105,259	58,154,659
%	7.8	16.4	17.1	58.7	100.0

Total in 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478
%	6.6	6.6	15.8	71.0	100.0

(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in investment fund quotas were distributed according to the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

Accumulated to September 30 - In thousands of reais

	2004	2003

Fixed income securities (1)	2,228,418	2,412,559
Interbank investments (Note 9b)	2,196,744	3,365,580
Allocation of exchange variation of foreign branches and
subsidiaries	(288,690)	(676,097)
Equity securities	26,234	(3,977)
Other	(18)	(35)
Subtotal	4,162,688	5,098,030

Financial income on insurance, private pension plans and
savings bonds:	3,763,277	3,948,012
Transactions with derivatives (Note 33c - V)	708,965	46,315
Total	8,634,930	9,092,357

(1)	Includes foreign securities.

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) Restricted deposits

At September 30 - In thousands of reais

	Remuneration	2004	2003

Compulsory deposits - demand deposits	1	4,301,989	3,550,943
Compulsory deposits - savings account deposits	2	4,614,679	4,195,784
Additional compulsory deposits	3	5,327,669	4,322,115
Restricted deposits - National Housing System (SFH)	4	320,955	388,856
Funds from agricultural loans	4	578	578
Total		14,565,870	12,458,276

(1)	Without remuneration
(2)	Remunerated at the same rate as savings account deposits
(3)	Remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC)
(4)	Remunerated based on the reference rate (TR)

b) Compulsory deposits - income on restricted deposits

Accumulated to September 30 - In thousands of reais

	2004	2003

Restricted deposits - BACEN (compulsory deposits)	829,242	1,061,907
Restricted deposits - National Housing System (SFH)	29,762	34,579
Total	859,004	1,096,486

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a)	By type and maturity.
b)	Arising from new acquisitions.
c)	By type and risk level.
d)	Concentration of credit operations
e)	By economic activity sector.
f)	Composition of credit operations and allowance for loan losses.
g)	Movement of the allowance for loan losses.
h)	Recovery and renegotiation
i)	Income on credit operations

a) By type and maturity.

At September 30 – In thousand of reais

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (A)%		Total in 2003 (A)%

Discount of trade receivables and other loans	6,252,865	3,668,125	3,448,348	2,938,934	3,495,469	4,982,441	24,786,182	39.3	21,919,025	39.8
Financings	1,742,579	1,410,063	1,275,415	2,548,200	3,580,113	7,540,983	18,097,353	28.7	14,348,903	26.1
Rural and agribusiness loans	402,002	313,433	192,890	447,815	1,326,455	3,215,451	5,898,046	9.3	4,167,271	7.6
Subtotal	8,397,446	5,391,621	4,916,653	5,934,949	8,402,037	15,738,875	48,781,581	77.3	40,435,199	73.5
Leasing operations	98,615	78,335	78,303	216,166	386,385	521,323	1,379,127	2.2	1,329,555	2.4
Advances on foreign exchange contracts (1)	1,732,499	1,188,902	839,058	1,044,707	717,390	-	5,522,556	8.8	6,130,811	11.1
Subtotal	10,228,560	6,658,858	5,834,014	7,195,822	9,505,812	16,260,198	55,683,264	88.3	47,895,565	87.0
Other receivables (2)	113,107	24,906	9,669	29,100	66,207	210,549	453,538	0.7	696,929	1.3
Total credit operations(3)	10,341,667	6,683,764	5,843,683	7,224,922	9,572,019	16,470,747	56,136,802	89.0	48,592,494	88.3
Sureties and guarantees (4)	293,163	364,515	190,527	249,298	729,568	5,132,865	6,959,936	11.0	6,433,407	11.7
Total in 2004	10,634,830	7,048,279	6,034,210	7,474,220	10,301,587	21,603,612	63,096,738	100.0	-	-
Total in 2003	10,000,982	6,603,649	5,099,033	7,697,391	7,699,337	17,925,509			55,025,901	100.00

At September 30 – In thousands of reais

	Abnormal course

	Past Due Installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2004 (B)%		Total in 2003 (B)%

Discount of trade receivables and other loans	210,841	172,859	179,625	315,298	386,758	1,265,381	69.5	1,497,056	79.6
Financings	89,138	57,044	54,293	59,044	72,015	331,534	18.2	259,194	13.8
Rural and agribusiness loans	4,573	1,117	896	5,342	28,129	40,057	2.2	27,871	1.5
Subtotal	304,552	231,020	234,814	379,684	486,902	1,636,972	89.9	1,784,121	94.9
Leasing operations	3,943	3,465	1,886	5,007	8,475	22,776	1.2	23,967	1.2
Advances on foreign exchange contracts (1)	20,503	23,457	26,615	19,483	5,457	95,515	5.2	37,352	2.0
Subtotal	328,998	257,942	263,315	404,174	500,834	1,755,263	96.3	1,845,440	98.1
Other receivables (2)	10,197	4,113	1,043	2,182	50,539	68,074	3.7	34,928	1.9
Total credit operations (3)	339,195	262,055	264,358	406,356	551,373	1,823,337	100.0	1,880,368	100.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-
Total in 2004	339,195	262,055	264,358	406,356	551,373	1,823,337	100.0
Total in 2003	312,509	314,123	213,401	438,938	601,397			1,880,368	100.0

At September 30 – In thousands of reais

	Abnormal course

	Installments Falling Due										Total

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (c)%		Total in 2003 (c)%		2004 (A+B+C)%		2003 (A+B+C)%

Discount of trade receivables and other loans	89,552	82,584	68,394	148,890	162,089	214,998	766,507	38.0	1,064,693	46.2	26,818,070	40.1	24,480,774	41.3
Financings	87,547	75,490	72,631	188,765	269,358	485,296	1,179,087	58.6	1,113,305	48.3	19,607,974	29.2	15,721,402	26.6
Rural and agribusiness loans	1,601	1,192	522	1,240	3,806	8,693	17,054	0.8	8,400	0.4	5,955,157	8.9	4,203,542	7.1
Subtotal	178,700	159,266	141,547	338,895	435,253	708,987	1,962,648	97.4	2,186,398	94.9	52,381,201	78.2	44,405,718	75.0
Leasing operations	3,486	2,903	3,169	8,012	12,204	19,487	49,261	2.4	85,213	3.7	1,451,164	2.2	1,438,735	2.4
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	5,618,071	8.4	6,168,163	10.4
Subtotal	182,186	162,169	144,716	346,907	447,457	728,474	2,011,909	99.8	2,271,611	98.6	59,450,436	88.8	52,012,616	87.8
Other receivables (2)	3,557	48	29	87	73	121	3,915	0.2	31,948	1.4	525,527	0.8	763,805	1.3
Total credit operations (3)	185,743	162,217	144,745	346,994	447,530	728,595	2,015,824	100.0	2,303,559	100.0	59,975,963	89.6	52,776,421	89.1
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-	-	6,959,936	10.4	6,433,407	10.9
Total in 2004	185,743	162,217	144,745	346,994	447,530	728,595	2,015,824	100.0			66,935,899	100.0	-	-
Total in 2003	255,686	148,851	130,948	359,428	530,338	878,308			2,303,559	100.0			59,209,828	100.0

(1)	Classified as a reduction of the “Other liabilities” account.
(2)	Receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts.
(3)

Includes credit card operation financings in the amount of R$ 762,066 thousand (September 30, 2003 - R$ 752,400 thousand). Other receivables relating to credit cards in the amount of R$ 1,293,261 thousand (September 30, 2003 - R$ 970,072 thousand) are presented in Note 13b.

(4)	Recorded in memorandum accounts.

b) Arising from new acquisitions.

Banco BEM S.A. and Banco Zogbi S.A..

At September 30, 2004- In thousands of reais

Credit operations	486,408
Other receivables	5,456
Total	491,864
Normal course	384,359
Abnormal course	107,505

c) By type and risk level.

At September 30 – In thousands of reais

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2004%		Total in 2003%

Discount of trade receivables and other loans	7,566,941	10,888,976	2,171,751	3,227,844	909,316	228,384	290,371	171,174	1,363,313	26,818,070	44.7	24,480,774	46.4
Financings	4,289,552	8,883,498	1,724,023	3,812,394	256,104	74,128	115,876	65,279	387,120	19,607,974	32.7	15,721,402	29.8
Rural and agribusiness loans	695,642	1,951,246	1,005,306	1,410,314	535,966	69,837	139,227	109,015	38,604	5,955,157	9.9	4,203,542	8.0
Subtotal	12,552,135	21,723,720	4,901,080	8,450,552	1,701,386	372,349	545,474	345,468	1,789,037	52,381,201	87.3	44,405,718	84.2
Leasing operations	23,868	202,108	248,067	844,500	42,329	11,661	28,362	4,921	45,348	1,451,164	2.4	1,438,735	2.7
Advances on foreign exchange contracts (1)	3,189,419	1,065,645	868,221	404,841	18,567	365	-	3,045	67,968	5,618,071	9.4	6,168,163	11.7
Subtotal	15,765,422	22,991,473	6,017,368	9,699,893	1,762,282	384,375	573,836	353,434	1,902,353	59,450,436	99.1	52,012,616	98.6
Other receivables	191,410	125,190	44,041	89,628	2,616	623	4,846	463	66,710	525,527	0.9	763,805	1.4
Total credit operations in 2004	15,956,832	23,116,663	6,061,409	9,789,521	1,764,898	384,998	578,682	353,897	1,969,063	59,975,963	100.0
%	26.6	38.6	10.1	16.3	2.9	0.6	1.0	0.6	3.3	100.0
Total credit operations in 2003	14,833,442	19,199,744	4,378,648	9,324,235	1,459,734	549,512	596,361	447,351	1,987,394			52,776,421	100.0
%	28.1	36.4	8.3	17.7	2.8	1.0	1.1	0.8	3.8			100.0

d) Concentration of credit operations

At September 30 - In thousands of reais

	2004	%	2003	%

Largest borrower	930,582	1.6	770,962	1.5
10 largest borrowers	5,745,636	9.6	5,060,036	9.6
20 largest borrowers	8,803,133	14.7	8,111,043	15.4
50 largest borrowers	14,196,019	23.7	13,499,957	25.6
100 largest borrowers	18,061,965	30.1	17,493,885	33.1

At September 30 - In thousands of reais

	2004	%	2003	%

PUBLIC SECTOR	625,468	1.0	201,864	0.4

FEDERAL GOVERNMENT	362,915	0.6	201,684	0.4
Petrochemical	175,236	0.3	201,684	0.4

Generation and distribution of electric power	187,679	0.3	-	-
STATE GOVERNMENT	259,963	0.4	-	-	-
Generation and distribution of electric power	259,963	0.4	-	-
MUNICIPAL GOVERNMENT	2,590	-	180	-
Direct administration	2,590	-	180	-

PRIVATE SECTOR	59,350,495	99.0	52,574,557	99.6

MANUFACTURING	18,458,084	30.8	17,615,792	33.3
Food and beverage	4,668,565	7.8	3,825,049	7.3
Steel, metallurgical and mechanical	3,008,924	5.0	3,479,204	6.6
Light and heavy vehicles	2,166,962	3.6	1,635,812	3.1
Chemical	1,591,503	2.7	1,543,129	2.9
Paper and pulp	826,654	1.4	1,130,648	2.1
Electro-electronics	815,914	1.4	592,379	1.1
Rubber and plastic articles	767,667	1.3	697,229	1.3
Textiles and clothing	759,526	1.3	763,755	1.4
Furniture and wood products	560,225	0.9	474,431	0.9
Publishing, printing and reproduction	504,904	0.8	619,460	1.2
Extraction of metallic and non-metallic ores	475,640	0.8	414,519	0.8
Oil refining and production of alcohol	465,342	0.8	322,602	0.6
Automotive parts and accessories	434,256	0.7	392,615	0.7
Leather articles	321,351	0.5	301,377	0.6
Non-metallic materials	303,852	0.5	242,292	0.5
Other industries	786,799	1.3	1,181,291	2.2

COMMERCE	9,543,998	15.9	7,710,753	14.5
Speciality store products	2,168,199	3.6	1,397,969	2.5
Non-specialized retailers	1,091,847	1.8	527,649	1.0
Food, beverage and tobacco products	1,037,403	1.7	1,171,426	2.2
General merchandise wholesalers	830,037	1.4	992,540	1.9
Articles for personal use and for use in the home	725,763	1.2	354,384	0.7
Waste material and scrap	697,814	1.2	547,402	1.0
Vehicles	634,278	1.1	457,276	0.9
Agricultural products	549,068	0.9	214,116	0.4
Repairs, parts and accessories for vehicles	447,201	0.7	262,967	0.5
Clothing and footwear	438,058	0.7	393,027	0.7
Fuel	398,447	0.7	293,153	0.6
Commercial intermediary	373,834	0.6	268,398	0.5
Other commerce	152,049	0.3	830,446	1.6

FINANCIAL INTERMEDIATION	354,950	0.6	359,338	0.7

SERVICES	11,203,135	18.7	11,322,411	21.6
Transport and storage	2,488,472	4.1	1,857,454	3.5
Telecommunications	2,193,174	3.7	2,107,784	4.0
Real estate activities, rents and corporate services	1,773,248	3.0	1,473,691	2.8
Civil construction	1,372,156	2.3	1,595,298	3.0
Production and distribution of electric power, gas and water	914,318	1.5	1,504,177	2.9
Social services, education, health, defense and social security	602,240	1.0	580,973	1.1
Holding companies, legal, accounting and business advisory services	411,055	0.7	661,970	1.3
Clubs, leisure, cultural and sports activities	391,173	0.6	358,800	0.7
Hotel and catering	230,234	0.4	201,648	0.4
Other services	827,065	1.4	980,616	1.9

AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	1,102,482	1.8	826,397	1.6

INDIVIDUALS	18,687,846	31.2	14,739,866	27.9

Total	59,975,963	100.0	52,776,421	100.0

f) Composition of credit operations and allowance for loan losses

At September 30 – In thousands of reais

Portfolio Balance

Risk Level	Abnormal Course			Normal course	TOTAL	%	% Acumulated in 2004	% Acumulated in 2003

	Past Due	Falling Due	Total abnormal course

AA	-	-	-	15,956,832	15,956,832	26.6	26.6	28.1
A	-	-	-	23,116,663	23,116,663	38.6	65.2	64.4
B	119,333	474,138	593,471	5,467,938	6,061,409	10.1	75.3	72.7
C	193,655	519,492	713,147	9,076,374	9,789,521	16.3	91.6	90.4
Subtotal	312,988	993,630	1,306,618	53,617,807	54,924,425	91.6

D	138,091	219,474	357,565	1,407,333	1,764,898	2.9	94.5	93.2
E	117,374	117,540	234,914	150,084	384,998	0.6	95.1	94.2
F	121,291	130,864	252,155	326,527	578,682	1.0	96.1	95.3
G	118,635	90,189	208,824	145,073	353,897	0.6	96.7	96.1
H	1,014,958	464,127	1,479,085	489,978	1,969,063	3.3	100.0	100.0
Subtotal	1,510,349	1,022,194	2,532,543	2,518,995	5,051,538	8.4

Total in 2004	1,823,337	2,015,824	3,839,161	56,136,802	59,975,963	100.0
%	3.0	3.4	6.4	93.6	100.0
Total in 2003	1,880,368	2,303,559	4,183,927	48,592,494	52,776,421
%	3.5	4.4	7.9	92.1	100.0

At September 30 – In thousands of reais

Allowance

Minimum Requirement							Additional	Existing	% 2004 (1)	% 2003 (1)

Risk Level	% Minimum Required Provision	Specific			Generic	Total

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	115,583	115,583	67,773	183,356	0.8	0.8
B	1.0	1,193	4,741	5,934	54,756	60,690	20,952	81,642	1.3	1.3
C	3.0	5,810	15,585	21,395	272,292	293,687	368,339	662,026	6.8	5.4
Subtotal		7,003	20,326	27,329	442,631	469,960	457,064	927,024	1.7	1.5

D	10.0	13,809	21,947	35,756	140,734	176,490	221,313	397,803	22.5	28.3
E	30.0	35,212	35,262	70,474	45,025	115,499	61,756	177,255	46.0	46.1
F	50.0	60,646	65,427	126,073	163,263	289,336	88,667	378,003	65.3	66.4
G	70.0	83,044	63,132	146,176	101,551	247,727	84,503	332,230	93.9	87.3
H	100.0	1,014,958	464,127	1,479,085	489,978	1,969,063	-	1,969,063	100.0	100.0
Subtotal		1,207,669	649,895	1,857,564	940,551	2,798,115	456,239	3,254,354	64.4	68.3

Total in 2004		1,214,672	670,221	1,884,893	1,383,182	3,268,075	913,303	4,181,378	7.0
%		29.1	16.0	45.1	33.1	78.2	21.8	100.0
Total in 2003		1,218,093	721,042	1,939,135	1,389,800	3,328,935	821,949	4,150,884		7.9
%		29.3	17.4	46.7	33.5	80.2	19.8	100.0

(1)	Existing allowance in relation to portfolio, by risk level.

g) Movement of allowance for loan losses.

In thousands of reais

At December 31, 2002	3,665,091
- Specific provision (1)	1,943,451
- Generic provision (2)	1,217,036
- Additional provision (3)	504,604
Amount recorded	1,998,173
Amount written off	(1,683,117)
Balance derived from acquired institutions (4)	170,737
At September 30, 2003	4,150,884
- Specific provision (1)	1,939,135
- Generic provision (2)	1,389,800
- Additional provision (3)	821,949

At December 31, 2003	4,059,300
- Specific provision (1)	1,816,523
- Generic provision (2)	1,383,691
- Additional provision (3)	859,086
Amount recorded	1,552,917
Amount written off	(1,507,795)
Balance derived from acquired institutions (5)	76,956
At September 30, 2004	4,181,378
- Specific provision (1)	1,884,893
- Generic provision (2)	1,383,182
- Additional provision (3)	913,303

(1)	For operations with installments overdue by more than 14 days.
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(3)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12f).

(4)	Banco Alvorada S.A. (formerly BBV Banco)
(5)	Banco BEM S.A. and Banco Zogbi S.A.

h) Recovery and renegotiation

Expense for provision for loan losses, net of recoveries of written credits.

Accumulated to September 30 - In thousands of reais

	2004	2003

Amount recorded for the period	1,552,917	1,998,173
Amount recovered (1)	(457,791)	(350,999)
Expense net of recoveries	1,095,126	1,647,174

(1)	Classified in income on credit operations.

We present below the movement of renegotiated operations:

In thousands of reais
At December 31, 2002	2,316,522
Amount renegotiated	1,222,351
Amount received and written off	(1,520,186)
At September 30, 2003	2,018,687
Allowance for loan losses	(1,229,100)
% of portfolio	60.9%
At December 30, 2003	2,119,704
Amount renegotiated	1,066,217
Amount received and written off	(1,426,742)
At September 30, 2004	1,759,179
Provision for loan losses	(1,096,717)
% of portfolio	62.3%

i) Income on credit operations

Accumulated to September 30 - In thousands of reais

	2004	2003

Discount of trade receivables and other loans	5,559,122	6,035,118
Financings	3,169,299	2,754,925
Rural and agribusiness loans	482,579	356,754
Subtotal	9,211,000	9,146,797

Recovery of credits written off as loss	457,791	350,999
Allocation of exchange variation of foreign branches and
subsidiaries	(39,393)	(372,529)
Subtotal	9,629,398	9,125,267
Leasing, net of expenses	202,102	219,532
Total	9,831,500	9,344,799

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

At September 30 - In thousands of reais

	2004	2003

Assets - other receivables

Exchange purchases pending settlement	7,175,694	9,107,502
Foreign exchange acceptances and term documents in foreign currencies	39,515	39,389
Exchange sale receivables	2,142,050	2,846,099
Less - advances in local currency received	(452,211)	(153,450)
Income receivable on advances granted	55,251	86,040
Total	8,960,299	11,925,580
Liabilities - other liabilities
Exchange sales pending settlement	2,130,418	2,761,901
Exchange purchase payables	7,434,294	9,353,326
Less - advances on foreign exchange contracts	(5,618,071)	(6,168,163)
Other	27,598	18,709
Total	3,974,239	5,965,773
Net foreign exchange portfolio	4,986,060	5,959,807
Memorandum accounts
Open import credits	156,884	101,046

Foreign exchange transactions

We present below the composition of foreign exchange transactions adjusted to improve the presentation of results:

Accumulated to September 30 - In thousands of reais

	2004	2003

Income on exchange transactions	2,497,709	9,407,603

Expenses for exchange transactions	(1,835,052)	(8,864,444)

Foreign exchange transactions	662,657	543,159

Adjustments:
- Income on export financing (1)	9,627	15,723
- Income on foreign currency financing (1)	73,996	146,260
- Income on foreign investments (2)	45,217	12,886
- Expenses for foreign securities (3)	(9,595)	(6,069)
- Expenses for payables to foreign bankers (4)	(638,834)	(464,661)
Total adjustments	(519,589)	(295,861)

Adjusted foreign exchange transactions	143,068	247,298

(1)	Classified in income on credit operations.
(2)	Classified in income on securities transactions.
(3)	Classified in expenses for interest and charges on deposits.
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in expenses for borrowings and onlendings.

b) Sundry

At September 30 - In thousands of reais

	2004	2003

Deferred tax assets (Note 35c)	6,318,192	5,965,147
Deposits in guarantee	1,926,110	1,693,609
Credit card operations	1,293,261	970,072
Prepaid taxes	982,372	814,153
Sundry receivables	851,221	340,076
Payments to be reimbursed	444,968	419,088
Credit instruments receivable	364,271	345,137
Receivables on purchase of assets	284,572	455,004
Other	158,830	101,375
Total	12,623,797	11,103,661

14) OTHER ASSETS

a) Non-operating assets/other

At September 30 - In thousands of reais

	Cost	Provision for loss	Residual value

Property	317,888	(149,385)	168,503
Vehicles and similar	98,993	(32,082)	66,911
Machinery and equipment	8,400	(5,526)	2,874
Goods subject to special conditions	68,871	(66,947)	1,924
Inventories/stores	22,282	-	22,282
Other	6,694	(1,647)	5,047
Total in 2004	523,128	(255,587)	267,541
Total in 2003 (1)	693,208	(249,942)	443,266

(1)	In 2003, includes inventories of Latasa S.A. sold in October 2003.

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing, selling expenses for insurance, expenses for the contract to provide banking services at ECT network post-office bank branches and exclusive partnership agreements for the provision of banking services, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais

Investments in foreign branches and subsidiaries	Balance at December 31, 2003	Movement for the period (1)	Balance at September 30, 2004	Balance at September 30, 2003

Bradesco Grand Cayman (2)	1,305,442	897,974	2,203,416	1,105,574
Alvorada Nassau (2)	772,693	(772,693)	-	777,367
Banco Bradesco Luxembourg S.A.	407,024	(34,642)	372,382	409,143
BCN Grand Cayman	399,593	9,225	408,818	396,598
Bradesco New York	402,752	2,706	405,458	406,505
Mercantil - Grand Cayman	413,887	29,877	443,764	387,467
Bradport - SGPS, Sociedade Unipessoal Lda.(3)	365,453	1,271	366,724	-
Boavista (Nassau, Grand Cayman and Banking)	196,615	36,587	233,202	179,099
Cidade Capital Markets Limited	86,287	284	86,571	86,981
Bradesco Securities, Inc.	64,499	(1,489)	63,010	61,309
Banco Bradesco Argentina S.A.	54,985	(7,553)	47,432	47,093
Bradesco Argentina de Seguros S.A.	13,369	(95)	13,274	14,608
Bradesco International Health Service, Inc.	717	(355)	362	857
Total	4,483,316	161,097	4,644,413	3,872,601

(1)

Includes exchange variation in the amount of R$ (52,957) thousand, equity accounting in the amount of R$ 273,922 thousand and mark-to-market adjustment of securities available for sale and extraordinary amortization of goodwill in the amount of R$ (59,868) thousand.

(2)	The Alvorada Nassau branch ceased activities in July 2004 and its operations were transferred to the Bradesco Grand Cayman branch.
(3)	Formed in December 2003, through capital subscription with shares comprising the capital stock of Banco Espirito Santo S.A. - BES.

b) Composition of investments in the consolidated financial statements:

At September 30 - In thousands of reais

Associated Companies (total percentage ownership)	2004	2003

• IRB - Brasil Resseguros S.A. - (21.24%)	318,658	229,373
• CP Cimento e Participações S.A. - (12.55%)	61,250	48,578
• Marlim Participações S.A. - (11.84%)	22,065	21,820
• NovaMarlim Participações S.A. - (17.17%)	22,432	22,100
• American BankNote Ltda.- (22.50%)	28,378	16,449
• BES Investimentos do Brasil S.A. - BI (19.99%)	16,088	16,897
• Other associated companies	2,259	14,659
Total in associated companies	471,130	369,876
• Other investments (1)	499,960	171,172
• Fiscal incentives	363,416	339,592
• Provision for:
- Fiscal incentives	(297,840)	(283,410)
- Other investments	(65,740)	(92,838)
Total consolidated investments	970,926	504,392

(1)	Includes in 2004, the transfer of the investment in Banco Espirito Santo S.A. from current to permanent assets in the amount of R$ 356,114 thousand.

c) Equity accounting was recorded in income under ‘equity in the earnings of subsidiary and associated companies’ and totals R$ 118,560 thousand (September 30, 2003 - R$ (25,496) thousand); Bradesco R$ 1,553,637 thousand (September 30, 2003 - R$ 1,421,311 thousand):

In thousands of reais

Companies	Capital	Adjusted net equity	Number of shares/quotas held (thousand)			Percentage ownership	Adjusted net income (loss)	Book value	Equity accounting adjustments (29)

			COMM.	PREF.	Quotas			September 30, 2004	September 30, 2004	September 30, 2003

CONSOLIDATED SUBSIDIARIES
A) Financial area									1,027,618	469,659
Alvorada Leasing Brasil S.A. Arrendamento Mercantil (1)	-	-	-	-	-	-	-	-	(719)	4,850
Banco Alvorada S.A. (1)	3,531,098	3,681,730	7,964,663	-	-	78.782%	210,620	3,073,470	164,792	195,740
Banco Baneb S.A. (1)	1,860,231	2,170,086	78,177,986	77,815,413	-	99.713%	87,515	2,163,857	87,003	180,825
Banco BCN S.A. (2)	-	-	-	-	-	-	-	-	(6,483)	(200,082)
Banco BEA S.A. (3)	-	-	-	-	-	-	-	-	-	4,910
Banco BEM S.A. (1) (4).	-	-	-	-	-	-	-	-	99,760	-
Banco Boavista Interatlântico S.A. and subsidiary (1)	115,100	140,509	321,571	-	-	100.000%	56,032	184,824	58,476	588,938
Banco Bradesco Argentina S.A. (1)	63,123	47,432	29,999	-	-	99.999%	(6,016)	47,431	(6,016)	(8,454)
Banco Bradesco Luxembourg S.A. (1) (16)	195,385	372,382	1	-	-	31.632%	14,464	117,791	14,464	12,486
Banco de Crédito Real de Minas Gerais S.A. (19)	-	-	-	-	-	-	-	-	13,160	199,764
Banco Finasa de Investimento S.A. (6)	-	-	-	-	-	-	-	-	19,501	28,931
Banco Finasa S.A. (1) (5)	112,576	408,658	1,279,505	-	-	100.000%	247,658	409,607	210,234	80,828
Banco Mercantil de São Paulo S.A. (1)	3,863,951	4,261,487	24,827,212	-	-	100.000%	200,141	4,365,496	160,033	75,094
Banco Zogbi S.A. (1) (20)	-	-	-	-	-	-	-	-	27,020	-
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda. (7)	-	-	-	-	-	-	-	-	-	5,195
Bancocidade Leasing Arrendamento Mercantil S.A. (8)	-	-	-	-	-	-	-	-	30,945	5,063
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (1) (5)	20,006	37,415	20,006	-	-	100.000%	1,054	37,415	(114)	(2,213)
Boavista S.A. Arrendamento Mercantil (9)	-	-	-	-	-	-	-	-	-	20,668
Boavista S.A. D.T.V.M. (10) (11)	-	-	-	-	-	-	-	-	-	(471,845)
Bradesco BCN Leasing S.A. Arrendamento Mercantil (19)	-	-	-	-	-	-	-	-	65,655	98,304
Bradesco Consórcios Ltda. (1)	14,795	47,267	-	-	14,795	99.999%	32,657	47,267	32,657	(63)
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1)	45,000	76,379	376,000	-	-	99.999%	11,902	76,378	11,902	12,866
Bradesco Securities, Inc. (1)	62,889	63,010	11	-	-	100.000%	(817)	63,010	(817)	1
Bradport - SGPS, Sociedade Unipessoal Lda. (1) (12)	356,114	366,724	-	-	-	100.000%	10,610	366,724	10,610	-
BRAM - Bradesco Asset Management Ltda. and subsidiary (24)	-	-	-	-	-	-	-	-	3,649	127
BRAM - Bradesco Asset Management S.A. DTVM and subsidiary (1) (25)	97,150	80,915	1,961	-	-	100.000%	2,936	80,915	2,936	505
Cia. Brasileira de Meios de Pagamento - VISANET (13)	-	-	-	-	-	-	-	-	14,880	17,265
Cidade Capital Markets Limited (1) (5)	92,047	86,571	32,200	-	-	100.000%	1,198	86,571	1,198	796
Finasa Leasing Arrendamento Mercantil S.A. (14)	-	-	-	-	-	-	-	-	-	3,733
Finasa Promotora de Vendas Ltda. (1)	-	-	-	-	-	-	-	-	4,223	449
Bradesco Leasing S.A. Arrendamento Mercantil (1) (15)	1,943,997	1,969,170	8,938	-	-	100.000%	77,715	1,969,170	60,102	189,669
Foreign branches - Exchange gains (loss) (1)	-	-	-	-	-	-	-	-	(52,617)	(593,143)
Other financial companies	-	-	-	-	-	-	-	-	1,184	18,452

B) Insurance and Pension Plan area									340,823	458,325
Bradesco Seguros S.A (1)	1,545,789	4,271,045	625	-	-	99.463%	574,615	4,248,110	(83,498)	(31,837)
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A. (17)									-	47,928
Atlântica Capitalização S.A. (1)									754	1,027
Bradesco Argentina de Seguros S.A. (1)									275	2,170
Bradesco Capitalização S.A. (1)									155,833	120,790
Bradesco Saúde S.A. (1)									(14,838)	4,347
Bradesco Vida e Previdência S.A. (1).									351,970	314,935
Finasa Seguradora S.A. (1)									271	10,291
Bradesco Auto/RE Companhia de Seguros S.A. (1) (23)									(71,265)	(12,083)
Foreign subsidiaries - Exchange gains (loss) (1)									(364)	(721)
Other subsidiaries									1,685	1,478

C) Other activities									66,636	14,663
União de Comércio e Participações Ltda. (26)									7,776	(60,584)
União de Participações Ltda. (1) (27)	272,176	297,004	-	-	259,371	95.295%	305	283,030	4,011	-
Átria Participações S.A. (1)									450	1,474
Latasa S.A. (18)									-	43,870
Nova Paiol Participações S.A. (1)									223	(1,696)
Cia Securitizadora de Crédito Financeiro Boavista (1) (21)									99,845	-
Other subsidiaries									(45,669)	31,599
TOTAL CONSOLIDATED SUBSIDIARIES									1,435,077	942,647

II - UNCONSOLIDATED
BES Investimentos do Brasil S.A. - Banco de Investimento (13)									(153)	3,978
IRB - Brasil Resseguros S.A. (13)									82,809	(8,133)
UGB Participações S.A. (13)									(11,964)	(25,331)
American BankNote Ltda. (13) (22)									15,893	-
CP Cimento e Participações S.A. (22) (28)									16,625	-
Marlim Participações S.A. (13) (22)									7,784	-
NovaMarlim Participações S.A. (13) (22)									3,943	-
Other associated companies								341,355	3,623	3,990
TOTAL UNCONSOLIDATED									118,560	(25,496)

SUBTOTAL								17,962,421	1,553,637	917,151

REVERSAL OF (PROVISION) FOR EXCHANGE VARIATION										504,160

TOTAL								17,962,421	1,553,637	1,421,311

(1)	Information at September 30, 2004.
(2)

Partially spun off on March 10, 2004 with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities of Banco BCN were merged into Banco Alvorada. S.A.

(3)	Merged into Banco Baneb S.A. in April 2003.
(4)	Formerly Banco do Estado do Maranhão S.A. acquired on February 10, 2004.
(5)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 2).
(6)	Merged into Banco Baneb S.A. in August 2004.
(7)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(8)	Sold by Banco BCN S.A. to Banco Mercantil de São Paulo S.A. in January 2004 and merged into Banco Alvorada S.A. in July 2004.
(9)	Merged into Banco Boavista Interatlântico S.A. in December 2003.
(10)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(11)	Results in 2003 include extraordinary amortization of goodwill of Mercantil, net of taxes (Note 31).
(12)	Formed in December 2003.
(13)	Information at August 31, 2004.
(14)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil in April 2003.
(15)	Formerly Potenza Leasing S.A. Arrendamento Mercantil.
(16)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(17)	Merged into Bradesco Capitalização S.A. in December 2003.
(18)	Sold in October 2003.
(19)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004.
(20)	Acquired on February 16, 2004.
(21)	Acquired on June 25, 2004.
(22)	Accounted for on the equity method since April 2004.
(23)	Formerly União Novo Hamburgo de Seguros S.A.
(24)	Merged into BES - Boavista Espírito Santo DTVM S.A. in July 2004.
(25)	Formerly BES - Boavista Espírito Santo DTVM S.A.
(26)

On August 31, 2004, the equity of União de Comércio e Participações Ltda. was partially spun off and the spun-off portion was transferred to Caulim Participações Ltda. The remaining assets were incorporated into Banco Alvorada S.A. in September 2004.

(27)	Formerly Caulim Participações Ltda.
(28)	Information at July 31, 2004.
(29)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

Stated at purchase cost, plus restatement. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

At September 30 - In thousands of reais

	Annual rate	Cost	Depreciation	Residual value

Land and buildings in use
Buildings	4%	862,286	(467,881)	394,405
Land	-	506,687	-	506,687
Facilities, furniture and equipment in use	10%	1,689,177	(856,619)	832,558
Security and communications systems	10%	124,029	(69,838)	54,191
Data processing systems	20 to 50%	1,638,787	(1,214,547)	424,240
Transport systems	20%	19,560	(9,449)	10,111
Construction in progress	-	41,033	-	41,033
Subtotal	-	4,881,559	(2,618,334)	2,263,225
Leased assets	-	66,216	(41,635)	24,581
Total in 2004	-	4,947,775	(2,659,969)	2,287,806
Total in 2003	-	5,397,188	(2,784,352)	2,612,836

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 710,005 thousand, based on appraisal reports prepared by independent experts in 2004, 2003 and 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 24.22% on a consolidated basis and 42.73% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

I)

Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of Banco BCN - R$ 293,662 thousand (1) (September 30, 2003 - R$ 141,626 thousand); Banco Boavista Interatlântico - R$ 44,315 thousand (1) (September 30, 2003 - R$ 319,668 thousand); Banco Mercantil de São Paulo - R$ 104,009 thousand (September 30, 2003 - R$ 85,650 thousand); Banco Cidade - R$ 103,906 thousand (September 30, 2003 - R$ 142,871 thousand); Banco Alvorada - R$ 172,929 thousand (September 30, 2003 - R$ 192,882); in Bradesco Leasing - R$ 41,114 thousand (September 30, 2003 - R$ 48,315 thousand); Banco Zogbi - R$ 244,651 thousand and in Promovel Empreendimentos e Serviços - R$ 57,926 thousand. Amortization of goodwill for the period totaled R$ 501,437 thousand (September 30, 2003 - R$ 861,596 thousand, of which R$ 680,759 thousand comprises extraordinary amortization of goodwill in Banco Mercantil de São Paulo S.A. - Note 31). Goodwill was also amortized on a extraordinary basis in the amount of R$ 237,241 thousand, relating to the acquisition of investments in Banco BEM, Cia. Finasa Securitizadora, Bradesco Templeton, Banco Bradesco Luxembourg, Banco Mercantil International, Zogbi DTVM, Zogbi Leasing, Promosec Cia. Securitizadora, Scopus Tecnologia and Cia. Brasileira de Meios de Pagamento - Visanet (Note 31).

(1)

The variation in this balance comprises the transfer of goodwill from Banco Boavista Interatlântico to Banco BCN, in the amount of R$ 227,365 thousand, following the partial spin off of Banco Boavista Interatlântico in January 2004, with the spun-off portion incorporated by Banco BCN.

(II)	Unamortized goodwill in the amount of R$ 1,229,874 thousand has the following amortization flow:

At September 30, 2004 - In thousands of reais

2004	84,679	2010	40,199
2005	338,715	2011	36,727
2006	333,099	2012	27,577
2007	193,294	2013	8,535
2008	117,174	2014	161
2009	49,714

b) Other deferred charges

At September 30 - In thousands of reais

	Cost	Amortization	Residual value

Systems development	1,070,904	(612,868)	458,036
Other deferred charges	149,568	(66,449)	83,119
Total in 2004	1,220,472	(679,317)	541,155
Total in 2003	1,151,730	(596,751)	554,979

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

• Demand deposits (1)	14,781,735	-	-	-	-	-	-	14,781,735
• Savings deposits (1)	23,186,217	-	-	-	-	-	-	23,186,217
• Interbank deposits	14,265	2	-	-	-	-	-	14,267
• Time deposits	3,212,803	1,261,376	1,365,878	1,890,067	4,958,896	13,708,885	406,686	26,804,591
• Deposits received under security repurchase agreements (2)	19,289,886	447,995	129,558	57,149	247,198	1,283,477	95,850	21,551,113
Total in 2004	60,484,906	1,709,373	1,495,436	1,947,216	5,206,094	14,992,362	502,536	86,337,923
Total in 2003	59,214,904	920,762	944,561	1,922,388	3,430,626	14,833,439	148,570	81,415,250

(1)	Classified as up to 30 days without considering average historical turnover.
(2)

Includes R$ 8,517,786 thousand in investment fund resources invested in purchase and sale commitments with Banco Bradesco, whose investors are subsidiary companies, comprising the consolidated financial statements.

b) Funds from acceptance and issuance of securities

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Securities - Local
• Mortgage notes	198,441	118,067	173,640	339,067	38,745	21,154	-	889,114
Subtotal	198,441	118,067	173,640	339,067	38,745	21,154	-	889,114
Securities - Foreign (1)
• Commercial paper	132	8,573	853,978	-	-	-	-	862,683
• Eurobonds	28,575	413,195	374,825	247,197	-	381,837	-	1,445,629	-
• Euronotes	7,368	-	115,709	80,367	134,456	-	-	337,900
• MTN Program Issues	3,300	-	-	-	-	285,860	-	289,160
• Promissory notes	789	-	-	-	14,293	71,465	-	86,547
• Euro CD issued	1	-	-	-	1,263	-	-	1,264
• Securitization of future flow of money orders received from abroad (2)	8,814	-	-	-	-	251,771	1,160,936	1,421,521
• Securitization of future flow of credit card bill receivables from foreign cardholders abroad (2)	2,000	-	-	-	27,911	238,030	514,162	782,103
Subtotal	50,979	421,768	1,344,512	327,564	177,923	1,228,963	1,675,098	5,226,807
Total in 2004	249,420	539,835	1,518,152	666,631	216,668	1,250,117	1,675,098	6,115,921
%	4.1	8.8	24.8	10.9	3.5	20.5	27.4	100.0
Total in 2003	1,016,466	339,037	951,409	815,246	1,665,349	1,153,089	1,954,716	7,895,312
%	12.9	4.3	12.1	10.3	21.1	14.6	24.7	100.0

(1)

These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770 for: (i) onlending to local customers, repayable monthly through 2007, with interest payable semiannually at LIBOR or prime rate, plus a spread, and (ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

(2)	Securitization of money orders issued abroad and foreign credit card receivables

In 2003, the Organization entered into certain agreements designed to optimized its funding and liquidity management activities through the use of Special Purposes Entities (SPEs). These SPEs, Brasilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term obligations which are settled through the future cash flows of the corresponding assets.

These assets consist mainly of the following:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent.

(ii) Current and future flows of credit card receivables arising from expenses effected in Brazilian territory by holders of cards issued outside of Brazil.

The long-term notes issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these notes in specific cases of default or if the SPEs’ operations are terminated.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPE, must be maintain in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

At September 30 - In thousands of reais

					Book Value

	Issuance	Transaction amount	Maturity	Remuneration %	2004	2003

Securitization of future flow of	20.8.2003	595,262	20.8.2010	6.750	576,115	579,721
received money orders from	20.8.2003	599,000	20.8.2010	0.68 + Libor	558,021	575,035
abroad	28.7.2004	305,400	20.8.2012	4.685	287,385	-
Total		1,499,662			1,421,521	1,154,756
Securitization of future flow of credit card bill receivables from foreign cardholders	10.7.2003	800,818	15.6.2011	5.684	782,103	799,960
Total		800,818			782,103	799,960

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Accumulated to September 30 - In thousands of reais

	2004	2003

Time deposits	2,642,135	3,692,450
Deposits received under security repurchase agreements	2,323,648	2,946,672
Savings deposits	1,217,191	1,603,974
Funds from issuance of securities	645,832	(81,328)
Allocation of exchange variation of foreign branches and subsidiaries	(222,799)	(420,679)
Other funding expenses	170,166	189,237
Subtotal	6,776,173	7,930,326
Expenses for price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	2,293,659	2,419,158
Total	9,069,832	10,349,484

19) BORROWINGS AND ONLENDINGS

a) Borrowings

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Local:
• Official institutions	1,648	-	-	-	-	-	-	1,648
• Other institutions	11,784	-	-	-	-	-	-	11,784
Foreign:	1,450,394	557,140	758,796	3,020,275	2,093,634	747,020	54,251	8,681,510
Total in 2004	1,463,826	557,140	758,796	3,020,275	2,093,634	747,020	54,251	8,694,942
%	16.8	6.4	8.7	34.7	24.1	8.6	0.7	100.0
Total in 2003	1,269,270	457,196	1,223,620	2,304,686	1,983,449	881,712	2,953	8,122,886
%	15.6	5.6	15.1	28.4	24.4	10.9	-	100.0

b) Onlendings

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Local:
• National Treasury	-	-	-	-	57,950	-	-	57,950
• National Bank for Economic and Social Development - BNDES	129,712	52,969	70,566	168,189	654,650	1,676,647	815,634	3,568,367
• Federal Savings Bank - CEF	12,177	431	431	6,088	31,140	107,417	241,614	399,298
• Government Agency for Machinery and Equipment Financing - FINAME	157,809	112,573	129,384	328,946	761,335	1,820,995	628,780	3,939,822
• Other institutions	1,009	322	141	174	626	1,691	14	3,977
Foreign:
• Subject to onlendings to housing-loan borrowers	1,823	8,426	-	-	39,332	1,274	-	50,855
Total in 2004	302,530	174,721	200,522	503,397	1,545,033	3,608,024	1,686,042	8,020,269
%	3.8	2.2	2.5	6.3	19.2	45.0	21.0	100.0
Total in 2003	297,282	156,120	166,701	462,048	1,132,883	2,963,361	1,885,202	7,063,597
%	4.2	2.2	2.4	6.5	16.0	42.0	26.7	100.0

c) Expenses for borrowings and onlendings

Accumulated to September 30 - In thousands of reais

	2004	2003

Loans
• Local	2,215	2,179
• Foreign	52,019	69,832
Subtotal	54,234	72,011

Local onlendings
• FINAME	284,967	233,907
• BNDES	318,858	153,268
• CEF	2,015	29,773
• National Treasury	1,837	2,425
• Other institutions	365	13
Foreign onlendings
• Payables to foreign bankers	580,839	240,306
• Other expenses for foreign onlendings	9,849	(83,951)
Subtotal	1,198,730	575,741
Allocation of exchange variation of foreign branches and subsidiaries	(49,710)	(54,678)
Total	1,203,254	593,074

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded for contingencies is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 are no longer significant.

The provision for labor contingencies is recorded based on the average amount of the indemnities paid.

Civil suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of debtors names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new suits were brought at the small claims court, i.e., for amounts less than the maximum limit of 40 minimum wages. Moreover, some 50% of these suits are judged unfounded and the average cost of each indemnity is some 5% of the total amount claimed.

At present, there are no significant administrative suits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

At September 30 - In thousands of reais

	2004	2003

Labor claims	879,522	866,097
Civil suits	553,911	364,107
Subtotal (1)	1,433,433	1,230,204
Tax proceedings (2)	2,924,690	2,651,578
Total	4,358,123	3,881,782

(1)	See Note 22.
(2)	Recorded under “Other Liabilities - Taxes and Social Security Contributions”.

21) SUBORDINATED DEBT

Note	Issuance	Transaction amount	Maturity	Remuneration	2004	2003

LOCAL:
Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	833,581	714,616
Subordinated CDB	July/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	63,936	54,397
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	288,340	246,240
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate+ 0.87% p.a.	726,162	617,069
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	48,052	41,099
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	93,054	79,651
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	94,829	81,170
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	191,996	164,216
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate+ 0.75% p.a.	303,732	304,587
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate+ 0.75% p.a.	320,072	325,870
Local subtotal		2,190,201			2,963,754	2,628,915

FOREIGN:
Subordinated debt	December/2001	353,700	2011	10.25% rate p.a.	436,387	445,394
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	398,315	407,344
Subordinated debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,473,260	-
Subordinated debt	April/2004	801,927	2014	8.00% rate p.a.	817,755	-
Subtotal abroad		2,905,563			3,125,717	852,738
Total		5,095,764			6,089,471	3,481,653

(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES - SUNDRY

At September 30 - In thousands of reais

	2004	2003

Provision for accrued liabilities	1,951,921	1,323,164
Provision for contingent liabilities (civil and labor) (Note 20)	1,433,433	1,230,204
Credit card operations	1,294,842	610,227
Sundry creditors	584,978	1,151,575
Acquisition of assets and rights	102,867	219,673
Official operating agreements	14,007	152,451
Other	165,925	216,863
Total	5,547,973	4,904,157

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

At September 30 - In thousands of reais

	Insurance		Private Pension Plans		Savings Bonds		TOTAL

	2004	2003	2004	2003	2004	2003	2004	2003

Current
Reserve for unearned premiums	1,130,978	1,001,524	30,998	26,615	-	-	1,161,976	1,028,139
Loss reserve - IBNR	828,573	578,147	196,428	144,561	-	-	1,025,001	722,708
Reserve for unsettled claims	459,476	335,963	266,870	139,241	-	-	726,346	475,204
Mathematical reserve for benefits granted	-	-	247,122	208,038	-	-	247,122	208,038
Mathematical reserve for benefits to be granted	-	-	16,352,611	11,867,400	-	-	16,352,611	11,867,400
Mathematical reserve for redemptions	-	-	-	-	122,237	172,727	122,237	172,727
Reserve for draws and redemptions	-	-	-	-	250,785	170,330	250,785	170,330
Reserve for financial fluctuation	-	-	505,695	546,523	-	-	505,695	546,523
Reserve for insufficient contributions	-	-	46,060	31,668	-	-	46,060	31,668
Other reserves	58,223	32,999	136,458	89,301	142,390	67,367	337,071	189,667
Subtotal	2,477,250	1,948,633	17,782,242	13,053,347	515,412	410,424	20,774,904	15,412,404

Long-term liabilities
Mathematical reserve for benefits to be granted	10	-	4,893,146	4,001,090	-	-	4,893,156	4,001,090
Mathematical reserve for benefits granted	-	-	2,066,692	1,758,564	-	-	2,066,692	1,758,564
Reserve for insufficient contributions	-	-	1,835,240	1,492,853	-	-	1,835,240	1,492,853
Mathematical reserve for redemptions	-	-	-	-	1,533,406	1,368,457	1,533,406	1,368,457
Reserve for financial fluctuation	-	-	248,310	225,811	-	-	248,310	225,811
Reserve for financial excess	-	-	224,295	19,061	-	-	8,979	19,061
Subtotal	10	-	9,276,662	7,680,004	1,533,406	1,368,457	10,810,078	9,048,461

Total	2,477,260	1,948,633	27,058,904	20,733,351	2,048,818	1,778,881	31,584,982	24,460,865

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

At September 30 - In thousands of reais

	Insurance		Private Pension Plans		Savings Bonds		TOTAL

	2004	2003	2004	2003	2004	2003	2004	2003

Shares of listed companies	38,278	65,026	997,879	814,913	393,560	238,246	1,429,717	1,118,185
Government securities and corporate bonds	2,128,257	1,689,939	26,061,175	20,993,247	1,692,533	1,717,829	29,881,965	24,401,015
Credit assignments	463,353	354,810	-	-	-	-	463,353	354,810
Properties	18,280	35,497	1,462	1,561	12,248	5,870	31,990	42,928
Total	2,648,168	2,145,272	27,060,516	21,809,721	2,098,341	1,961,945	31,807,025	25,916,938

c) Income on premiums retained for insurance, private pension plans and savings bonds

Accumulated to September 30 - In thousands of reais

	2004	2003

Premiums issued	5,537,216	5,050,046
Private pension plan contributions (1)	4,689,499	3,780,655
Income on savings bond certificates	1,039,973	842,028
Coinsurance premiums assigned	(233,106)	(239,913)
Premiums reimbursed	(115,845)	(128,466)
Overall net revenue	10,917,737	9,304,350
Premiums redeemed	(1,039,748)	(506,738)
Reinsurance premiums assigned	(430,469)	(506,158)
Premiums retained for insurance, private pension plans and savings bonds	9,447,520	8,291,454

(1)	Includes long-term life VGBL insurance (Vida Gerador de Benefícios Livres ).

24) MINORITY INTEREST IN SUBSIDIARIES

At September 30 - In thousands of reais

	2004	2003

Financial area:
Bradesco Templeton Asset Management Ltda	6,592	2,217
Banco Baneb S.A. (1)	6,228	1,013
Banco Finasa de Investimento S.A. (1)	-	9,260
Other minority interest	1	350
Subtotal	12,821	12,840
Insurance and Pension Plan area:
Indiana Seguros S.A	33,309	32,254
Bradesco Seguros S.A (2)	22,935	9,541
Bradesco Auto/RE Companhia de Seguros (2) (3)	-	10,664
Other minority interest	2,271	2,575
Subtotal	58,515	55,034
Other activities:
Baneb Corretora de Seguros S.A	2,629	2,365
Sete Quedas Empreendimentos Imobiliários e Participações Ltda. (4).	-	40,729
Other minority interest	-	23
Subtotal	2,629	43,117
Total	73,965	110,991

(1)	Banco Finasa de Investimento S.A. was merged into Banco Baneb S.A. in August/2004.
(2)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(3)	Formerly União Novo Hamburgo de Seguros S.A.
(4)	Sold in January, 2004.

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

At September 30, 2004

	Total	Treasury stock	Outstanding shares

Common stock	79,894,005	(443,562)	79,450,443
Preferred stock	78,693,936	(4)	78,693,932
Total	158,587,941	(443,566)	158,144,375

At September 30, 2003

	Total	Treasury stock	Outstanding shares

Common stock	798,940,057,872	-	798,940,057,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	-	1,585,879,423,300

b) We present below the movement of capital stock

	Number

	Common	Preferred	TOTAL

Shares held at December 31, 2003	79,836,525	78,693,936	158,530,461
Shares acquired and not canceled	(386,082)	(4)	(386,086)
Shares held at September 30, 2004	79,450,443	78,693,932	158,144,375

At the Extraordinary General Meeting of December 17, 2003, approval was given for a 1-for-10,000 reverse split of Bradesco’s stock. This process was ratified by BACEN on January 6, 2004.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10303.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to September 30, 2004

In thousands of reais

	Per share (gross) (1)		Amount		Amount

Details	Common	Preferred	paid/accrued gross	Withholding tax - IRRF (15%)	paid/accrued net

Monthly	1.270620	1.397682	211,009	31,651	179,358
Interim (2)	0.847080	0.931788	140,644	21,097	119,547
Accrued	3.801909	4.182100	632,856	94,928	537,928
Total	5.919609	6.511570	984,509	147,676	836,833
(1)	Adjusted to share base, subsequent to the reverse stock split.
(2)	Declared on June 30, 2004 and paid on July 30, 2004.

d) Movement in stockholders’ equity:

The movement of stockholders’ equity for the period from January 1 to September 30 may be summarized as follows:

In thousands of reais

	2004	2003

Opening balance	13,546,880	10,845,729
Capital increase	-	1,289,735
Acquisition of own shares, premium on subscription of shares and others	(46,773)	7,902
Mark-to-market adjustment - securities and derivatives	159,711	231,999
Net income	2,002,398	1,591,202
Interest attributed to own capital (paid and accrued)	(984,509)	(999,747)
Closing balance	14,677,707	12,966,820

e) Treasury stock

Up to September 30, 2004, 443,566 shares, comprising 443,562 common and 4 preferred shares, in the amount of R$ 56,095 thousand, had been acquired and remained in treasury. The minimum, average weighted and maximum cost, per share, is respectively R$ 101.74578, R$ 126.46332 and R$ 138.92418 and the average market value of these shares at September 30, 2004 was R$ 118.43 per common and R$ 150.00 preferred share.

26) COMMISSIONS AND FEES

Accumulated to September 30 - In thousands of reais

	2004	2003

Checking account	953,909	796,446
Collection	460,953	439,695
Fund management services	649,104	401,263
Income on cards	723,008	597,720
Credit operations	582,334	419,967
Interbank charges	192,281	188,921
Receipt of taxes	149,974	138,149
Revenue from custody and brokerage services	72,543	55,207
Consortium management	58,293	12,451
Other	306,375	232,452
Total	4,148,774	3,282,271

27) PERSONNEL EXPENSES

Accumulated to September 30 - In thousands of reais

	2004	2003

Remuneration	1,862,587	1,733,789
Single payment bonus	13,925	97,774
Benefits	736,143	706,099
Social charges	683,274	587,385
Training	36,732	45,916
Employee profit sharing	126,839	127,966
Other (labor)	225,084	208,499
Total	3,684,584	3,507,428

28) ADMINISTRATIVE EXPENSES

Accumulated to September 30 - In thousands of reais

	2004	2003

Third-party services	630,264	583,140
Communications	476,416	462,421
Depreciation and amortization	359,747	403,424
Financial system services	299,824	260,352
Advertising and publicity	284,105	232,806
Transport	281,807	258,407
Leasing	235,832	208,897
Rents	223,253	205,846
Data processing	198,928	198,766
Maintenance and repairs	197,021	174,328
Materials	108,843	129,194
Water, electricity and gas	94,883	83,113
Travel	40,804	46,155
Other	216,905	239,360
Total	3,648,632	3,486,209

29) OTHER OPERATING INCOME

Accumulated to September 30 - In thousands of reais

	2004	2003

Other financial revenue	279,824	321,766
Reversal of other operating provisions (1)	227,928	1,066,189
Recovery of charges and expenses	74,386	97,632
Income on sale of goods	44,961	184,390
Other	260,770	284,503
Total	887,869	1,954,480

(1)	In 2003, includes reversal of provision for exchange variation.

30) OTHER OPERATING EXPENSES

Accumulated to September 30 - In thousands of reais

	2004	2003

Other financial expenses	630,673	863,949
Sundry losses	371,762	239,527
Amortization of goodwill	264,196	180,837
Cost of sales and services (1)	404,895	358,656
Other operating provisions	184,267	26,646
Other	266,451	202,724
Total	2,122,244	1,872,339

(1)	Includes depreciation of R$ 60,954 thousand (September 30, 2003 - R$ 66,608 thousand).

31) NON-OPERATING INCOME (EXPENSE), NET

Accumulated to September 30 - In thousands of reais

	2004	2003

Extraordinary amortization of goodwill (1)(2)	(237,241)	(680,759)
Gain (loss) on sale and write-off of assets and investment	(70,897)	(98,683)
Income on sale of branches at auctions	-	97,848
Non-operating provisions recorded (reversed)	(24,921)	(70,567)
Other	(9,904)	(15,420)
Total	(342,963)	(767,581)

(1)

2003 - Although its essence was maintained, goodwill held by Boavista DTVM in Banco Mercantil de São Paulo, following the merger approved on March 31, 2003, was amortized on an extraordinary basis, pursuant to BACEN Circular 3017.

(2)	2004 - As a result of the change in projected realization (Note 17a).

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The transactions with subsidiary and associated companies, carried out at average market terms and prices on the dates thereof, were eliminated from the consolidated financial statements and summarized below:

	2004		2003

	Assets	Income	Assets	Income
	(liabilities)	(expense)	(liabilities)	(expense)

Interest attributed to own capital and dividends:
Bradesco Seguros S.A	146,591	-	86,883	-
Banco Baneb S.A.	80,316	-	70,650	-
Banco BCN S.A.	-	-	80,380	-
Banco Boavista Interatlântico S.A.	12,089	-	376,852	-
Banco Finasa S.A.	124,170	-	-	-
Other subsidiary and associated companies	68,631	-	11,468	-

Exchange purchases pending settlement (a):
Banco BCN S.A.	-	-	36,739	1,901
Other subsidiary and associated companies	-	-	-	2,167

Pre-export operations (b):
Banco BCN S.A. - Foreign:	-	-	167,393	3,121
Other subsidiary and associated companies	-	1,952	-	301

Exchange purchase payables (c):
Banco BCN S.A.	-	-	(36,894)	(1,106)

Demand deposits:
Banco BCN S.A. - Foreign:	-	-	(23,684)	-
Banco Boavista Interatlântico S.A. - Foreign:	(1,262)	-	(6,084)	-
Bradesco Vida e Previdência S.A.	(40,539)	-	(34,446)	-
Finasa Promotora de Vendas	(5,848)	-	(5)	-
Other subsidiary and associated companies	(14,007)	-	(18,059)	-

Time deposits:
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	-	(60,738)	(6,164)
Bradesco Capitalização S.A.	(78,450)	(8,142)	-	-
Promovel Empreendimentos e Serviços Ltda.	(27,652)	(528)	-	-
Other subsidiary and associated companies	(15,595)	(6,209)	(29,739)	(8,546)

Deposits/interbank deposits (d):

Deposits:
Banco BCN S.A.	-	-	(664,752)	(17,137)
Banco Baneb S.A.	(280,040)	(7,552)	-	(12,014)
Banco BEM S.A.	(212,398)	(3,283)	-	-
Banco Boavista Interatlântico S.A.	(32,476)	(697)	(6,982)	(46,706)
Boavista Banking Limited	(167,877)	(1,374)	(100,298)	(991)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	(189,365)	(1,954,592)	(328,658)
Banco Alvorada S.A.	(755,659)	(29,082)	-	(73,664)
Banco Mercantil de São Paulo S.A.	(806,326)	(28,087)	(205,305)	(21,493)
Banco Finasa de Investimento S.A.	-	(7,268)	(77,805)	(12,390)
Boavista S.A. Arrendamento Mercantil	-	-	(15,202)	(30,331)
Cidade Capital Markets Limited	(86,080)	(990)	(86,259)	(572)
Bradesco Leasing S.A. Arrendamento Mercantil	(2,179,115)	(59,523)	(39,190)	(76,856)
Other subsidiary and associated companies	(20,500)	(10,491)	(20,306)	(42,846)

Interbank deposits:
Banco BCN S.A.	-	-	80,513	405,572
Banco Boavista Interatlântico S.A.	1,011,009	46,336	693,643	31,924
Banco Finasa S.A.	7,024,555	676,131	4,127,952	599,289
Other subsidiary and associated companies	25,000	17	17,543	89,451

Deposits received under security repurchase agreements/open market investments (e):

Deposits received under security repurchase agreements:
Bradesco S.A. - CTVM.	(33,610)	(3,371)	(18,195)	(6,375)
Banco Baneb S.A.	(3,199)	(1,057)	(405,182)	(54,576)
Banco BCN S.A.	-	-	(634,236)	(58,854)
Banco BEM S.A.	(19,000)	(3,313)	-	-
Banco Alvorada S.A.	(19,465)	(2,781)	(309,100)	(4,390)
Banco Boavista Interatlântico S.A.	(9,769)	(1,491)	(1,423,185)	(169,833)
Banco de Crédito Real de Minas Gerais S.A.	-	(210)	(2,800)	(92,529)
Banco Finasa S.A.	(9,499)	(2,985)	(24,400)	(5,172)
Banco Mercantil de São Paulo S.A.	(1,635)	(5,193)	(23,300)	(41,926)
Cia. Brasileira de Meios de Pagamento - VISANET	(21,103)	(1,431)	(13,734)	(1,003)
Other subsidiary and associated companies	(13,383)	(1,011)	-	(394)

Open market investments:
Banco Baneb S.A.	370,903	41,926	397,725	45,343
Banco BEM S.A.	457,056	41,077	-	-
Banco Boavista Interatlântico S.A.	-	2,732	1,400,615	181,025
Banco Mercantil de São Paulo S.A.	-	6,975	115,354	23,689
Other subsidiary and associated companies	-	3	-	27,525

Derivative financial instruments (swap) (f):
Banco Alvorada S.A.	-	-	(5,584)	(6,953)
Banco BCN S.A.	-	-	1,407	91,407
Bradesco Leasing S.A. Arrendamento Mercantil	11,406	1,234	-	-
Banco Mercantil de São Paulo S.A.	-	1,999	-	(46,476)
Banco Finasa S.A.	200,190	11,459	(117)	(117)
Other subsidiary and associated companies	-	36	361	279

Foreign borrowings and onlendings (g):
Banco BCN S.A.	-	-	(40,610)	(2,418)
Banco Bradesco Luxembourg S.A.	(70,118)	(859)	(29,597)	(839)
Banco Boavista Interatlântico S.A.	(23,019)	(286)	(23,155)	(447)
Other subsidiary and associated companies	(5,159)	(67)	(8,549)	(1,120)

Services rendered (h):
Scopus Tecnologia S.A.	(6,456)	(96,091)	(945)	(68,705)
CPM S.A.	(229)	(33,196)	(272)	(22,354)
Other subsidiary and associated companies	(22)	2,352	(15)	341

Branch rents:
ABS-Empreend. ABS-Empreend. Imob., Partic. e Serviços S.A.	-	-	-	(29,259)
Bradesco Vida e Previdência S.A.	-	(4,885)	-	(4,566)
Bradesco Seguros S.A.	-	(22,179)	-	(1,943)
Banco Mercantil de São Paulo S.A.	-	(11,798)	-	(5,987)
Other subsidiary and associated companies	-	(10,767)	-	(7,033)

Foreign securities (i):
Banco BCN S.A.	-	-	45,682	1,099
Other subsidiary and associated companies	-	-	-	25

Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	146,688	1,571,447	196,997
Bradesco Leasing S.A. Arrendamento Mercantil	1,832,239	45,468	-	-
Cibrasec - Companhia Brasileira de Securitização	5,137	-	620	-

Payables for foreign securities:
Banco Boavista Interatlântico S.A. - Foreign	(802,696)	(65,659)	-	-
Banco Alvorada S.A.	-	-	(54,135)	(473)
Bradesco Securities, Inc.	-	(606)	(21,100)	(225)
Other subsidiary and associated companies	-	-	(738)	(206)

Foreign currency deposits abroad:
Banco Bradesco Argentina S.A.	21	-	-	-
Banco Bradesco Luxembourg S.A.	530	-	-	-

Interbank onlendings (j):
Other subsidiary companies	-	(427)	-	(492)

Accrued liabilities:
Alvorada Administradora de Cartões Ltda.	-	-	(5,131)	-

Securitization transactions (k):
International Diversified Payment Rights Company	(1,421,521)	(61,996)	(1,154,756)	(9,162)
Brasilian Merchant Voucher Receivables Limited	(782,103)	(37,039)	(799,960)	(11,029)

Foreign currency investments:
Banco Bradesco Luxembourg S.A.	66,415	160	-	-
a)	Foreign exchange portfolio transactions in the interbank market for ready settlement.
b)	Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.
c)	Local currency commitments for exchange purchases, recorded as a counter-entry to exchange purchases pending settlement.
d)	Interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).
e)	Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.
f)	Differences between amounts receivable and payable on swaps.
g)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.
h)	Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.
i)	Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.
j)	Payables on interbank onlendings -funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.
k)	Transactions for securitization of the future flow of money orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholders.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. Risk management involves an integrated series of controls and processes, embracing a range of different policies and strategies. These risk management policies are designed to limit possible loss for the Organization.

Credit risk

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, to supervise the processes used in credit analysis, granting and settlement, monitor credit concentration, identify the causes of default and to prepare risk mitigation plans.

Efforts are focused on the utilization of advanced and robust risk assessment models fully integrated with all the credit process components, in line with best practices and the recommendations established by the New Basel Capital Accord’s most advanced models.

We highlight, among others, the following:

  Mapping, measurement and identification of credit risk management capacity gaps, as regards Basel II requirements, as well as best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

  Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio.

  Structuring of expected and unexpected loss, as well as the corresponding capital allocation.

  Backtesting of models used to assess the credit portfolio risks.

  Improvement of the management information systems designed to meet the requirements of the present customer segmentation approach, with the emphasis on decision making and credit portfolio management.

  Review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios. This risk is closely monitored by the financial market to avoid loss for the institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management.. The methodology used to determine V@R has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases based on forward-looking processes in accordance with economic studies.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of positions derived from the Group’s commercial transactions:

At September 30 - In thousands of reais

Risk Factors	2004	2003

Prefixed	3,153	12,658
IGP-M (General Price Index - Market)	7,885	-
TR (Reference rate)	4,012	-
Exchange coupon	1,180	19,000
Foreign currency	1,953	184
Other	31	13
Correlated effect	(7,802)	(3,395)
V@R (Value at Risk)	10,412	28,460

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In thousands of reais

Calculation basis - capital adequacy ratio (Basel):	Financial (1)	Economic-financial (2)

Stockholders’ equity	14,677,707	14,677,707
Decrease in deferred tax assets - BACEN Res. 3059	(131,737)	(131,737)
Minority interest/other	220,027	73,961
Reference equity -level I	14,765,997	14,619,931
Reference equity -level II (subordinated debt)	5,771,122	5,771,126
Total reference equity (level I + level II)	20,537,119	20,391,057

Risk weighted assets	103,256,014	120,296,589

Capital adequacy ratio at September 30, 2004	19.89%	16.95%

Variation in the capital adequacy ratio (Basel) - %

Ratio at September 30, 2003
• Movement in stockholders’ equity:	18.37%	15.91%
• Net income for the period	2.80%	2.42%
• Interest attributed to own capital	(1.38%)	(1.19%)
• Mark-to-market adjustment - securities and derivatives	0.38%	0.31%
• Subordinated debt	2.57%	2.23%
• Other	(0.01%)	(0.21%)
Variation in weighted assets:
• Securities	(0.39%)	(0.90%)
• Credit operations	(1.58%)	(1.20%)
• Clearing of checks and similar	0.02%	0.06%
• Deferred tax assets	(0.03%)	(0.01%)
• Risk (swap, market, interest and exchange rates)	(0.24%)	(0.21%)
• Memorandum accounts.	(0.03%)	(0.04%)
• Other assets	(0.59%)	(0.22%)
Ratio at September 30, 2004	19.89%	16.95%
(1)	Financial companies only
(2)	Financial and non-financial companies.

b) Market value

We present below the book values, net of allowances for mark-to-market, of the main financial instruments:

At September 30 - In thousands of reais

	2004			2003

	Book value	Market value	Potential gain (loss)	Potential gain (loss)

Assets
Securities and derivative financial instruments	58,154,659	58,966,988	812,329	266,873
Credit operations (1)	59,975,963	60,197,511	221,548	291,305
Investments (2)	970,926	1,047,787	76,861	3,451

Liabilities
Time deposits	26,804,591	26,808,589	(3,998)	(19,168)
Funds from issuance of securities	6,115,921	6,095,839	20,082	(77,434)
Borrowings and onlendings	16,715,211	16,776,097	(60,886)	(106,948)
Subordinated debt	6,089,471	6,471,764	(382,293)	(12,237)
Treasury stock	(56,095)	(52,532)	(3,563)	-
Total			680,080	345,842

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables.
(2)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

a) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) The amounts of the instruments recorded in balance sheet and memorandum accounts are summarized below:

	Overall amount	Net amount

Futures contracts
Purchase commitments:	6,895,462
- Interbank market	44,851	-
- Foreign currency	6,850,611	-
Sale commitments:	16,762,868
- Interbank market	4,982,946	4,938,095
- Foreign currency	11,779,922	4,929,311

Option contracts
Purchase commitments:	19,459
- Foreign currency	19,459	-
Sale commitments:	26,630
- Foreign currency	26,630	7,171

Forward contracts
Purchase commitments:	205,738
- Foreign currency	205,738	-
Sale commitments:	510,546
- Foreign currency	510,546	304,808

Swap contracts
Asset position:	8,474,814
- Interbank market	3,594,216	1,008,702
- Prefixed	522,837	-
- Foreign currency	2,339,098	-
- Reference rate (TR)	823,726	823,093
- SELIC (Brazilian Central Bank reference rate)	1,019,887	970,102
- IGP-M	133,248	-
- Other	41,802	29,703

Liability position	8,197,257
- Interbank market	2,585,514	-
- Prefixed	778,730	255,893
- Foreign currency	4,555,280	2,216,182
- TR	633	-
- SELIC	49,785	-
- IGP-M	215,216	81,968
- Other	12,099	-

Derivatives include operations maturing in D +1, to be settled in currency at September 30, 2004 price levels.

Amounts relating to swap contracts are recorded in securities -derivative financial instruments and total R$ 317,991 thousand and R$ 528,496thousand and amounts payable, classified in liabilities - derivative financial instruments, total R$ 40,434 thousand.

II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

At September 30 - In thousands of reais

	Restated cost	Adjustment to market value	Market value

Derivatives - adjustment receivable	594,548	(10,231)	584,317
Derivatives - adjustment payable	(306,569)	(1,477)	(308,046)
Total	287,979	(11,708)	276,271

III) Futures, option, forward and swap contracts fall due as follows:

At September 30 - In thousands of reais

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	9,072,434	6,167,256	2,877,705	5,540,935	23,658,330	22,992,570
Option contracts	18,143	23,538	4,408	-	46,089	68,185
Forward contracts	486,576	150,717	78,398	593	716,284	1,605,203
Swap contracts	3,945,234	2,019,854	1,630,906	560,829	8,156,823	10,834,780
Total in 2004	13,522,387	8,361,365	4,591,417	6,102,357	32,577,526	-
Total in 2003	13,295,350	5,479,063	7,558,632	9,167,693	-	35,500,738

IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts:

At September 30 - In thousands of reais

Government securities	2004	2003

Central Bank Notes	698	1,935
Federal Treasury Notes	356,384	6,689
National Treasury Bonds	264,436	1,105,904
Financial Treasury Notes	232	349,191
Total	621,750	1,463,719

V) We present below net revenue and expense amounts:

Accumulated to September 30 - In thousands of reais

	2004	2003

Futures contracts	467,512	(584,486)
Option contracts	19,424	19,618
Forward contracts	64,852	15,484
Swap contracts	157,177	595,699
Total	708,965	46,315

VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

At September 30 - In thousands of reais

	2004	2003

CETIP (counter)	7,091,121	7,804,361
BM&F (floor)	25,486,405	27,696,377
Total	32,577,526	35,500,738

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. This unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIFE.

The plan is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. DTVM is responsible for the financial administration of the FIFE funds

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Baneb S.A. (into which Banco BEA S.A. was merged) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of the defined benefit and defined contribution type, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão - CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the period totaled R$ 154,293 thousand (September 30, 2003 -R$ 221,367 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 772,875 thousand (September 30, 2003 -R$ 752,015 thousand).

35) PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

Accumulated to September 30 - In thousands of reais

	2004	2003

Income before income tax and social contribution	2,239,995	1,898,779
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(761,598)	(645,585)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	40,310	(8,669)
Exchange loss	(18,023)	(30,062)
Non-deductible expenses, net of non-taxable income	(67,020)	(117,535)
Deferred tax assets recorded in prior-periods	192,876	137,978
Interest attributed to own capital (paid and accrued)	334,733	339,914
Other amounts	46,493	22,931
Provision for income tax and social contribution for the period	(232,229)	(301,028)

b) Statement of income tax and social contribution benefit (expense)

Accumulated to September 30 - In thousands of reais

	2004	2003

Deferred taxes
Amount recorded/realized for the period on temporary additions	325,045	547,835
Amount recorded/offset on opening balances:
Negative basis of social contribution	(16,409)	(6,112)
Tax loss	(56,280)	(142,301)
Prior-period deferred tax assets were recorded on:
Negative basis of social contribution	1,211	12,793
Tax loss	46,248	119,696
Social contribution - Provisional Measure 2158-35 of August 24, 2001	16,094	-
Temporary additions	129,323	5,489
Recorded for the period on:
Negative basis of social contribution	16,901	41,929
Tax loss	43,621	107,726
Subtotal	505,754	687,055
Income tax and social contribution payable	(737,983)	(988,083)

Provision for income tax and social contribution	(232,229)	(301,028)

c) Statement of deferred income tax and social contribution assets

	Balance at December 31, 2003	Balances acquired/assigned	Amount recorded	Amount realized	Balance at September 30, 2004
Provision for loan losses	2,548,151	11,268	695,689	623,259	2,631,849
Provision for civil contingencies	119,717	-	102,259	60,780	161,196
Provision for tax contingencies	526,525	-	46,275	25,758	547,042
Provision for labor claims	277,635	-	110,916	90,069	298,482
Allowance for mark-to-market of securities and investments	148,560	61	56,969	39,670	165,920
Provision for loss on non-operating assets	81,458	633	21,433	17,890	85,634
Mark-to-market adjustment of trading securities	71,222	1,086	171,580	140,128	103,760
Amortization of goodwill	381,543	-	91,367	57,000	415,910
Interest attributed to own capital (1)	-	-	215,171	-	215,171
Other	216,982	-	142,743	145,480	214,245
Total deferred tax assets on temporary differences	4,371,793	13,048	1,654,402	1,200,034	4,839,209
Tax losses and negative basis of social contribution	514,890	6,635	107,981	72,689	556,817
Subtotal	4,886,683	19,683	1,762,383	1,272,723	5,396,026
Mark-to-market adjustment of securities available for sale	40,463	-	-	40,463	-
Social contribution - Provisional Measure 2158-35 of August 24, 2001 (2)	913,423	-	16,094	7,351	922,166
Total deferred tax assets (Note 13b)	5,840,569	19,683	1,778,477	1,320,537	6,318,192
Deferred tax liabilities	621,968	12	195,115	274,618	542,477
Deferred tax assets net of deferred tax liabilities	5,218,601	19,671	1,583,362	1,045,919	5,775,715
-Percentage of net deferred tax assets on total reference equity (Note 33a)	28.2%				28.3%
-Percentage of net deferred tax assets on total assets	3.0%				3.2%

(1)	This amount will be realized upon distribution of interest attributed to own capital up to the end of the year (Note 25c).
(2)	An amount of R$ 30,673 thousand is expected to be realized up to the end of the year and will be recorded upon effective utilization (Item d).

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative base of social contribution

At September 30 - In thousands of reais

	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	Total

2004	510,288	178,382	35,957	14,140	738,767
2005	1,222,585	411,600	93,879	27,696	1,755,760
2006	1,371,564	433,874	78,979	17,415	1,901,832
2007	402,994	139,624	90,070	31,510	664,198
2008	92,097	23,594	146,534	10,666	272,891
2009 (3rd quarter)	41,543	11,064	9,971	-	62,578
Total	3,641,071	1,198,138	455,390	101,427	5,396,026

At September 30 - In thousands of reais

	Deferred tax assets on social contribution MP. 2158-35

	2004	2005	2006	2007	2008	2009 to 2012	Total

Amount	30,673	46,046	38,051	57,884	90,829	658,683	922,166

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,649,702 thousand, of which R$ 4,452,251 thousand comprises temporary differences, R$ 489,510 thousand comprises tax losses and negative basis of social contribution and R$ 707,941 thousand comprises deferred social contribution assets - Provisional Measure 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 218,140 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 542,477 thousand, relating to: income tax and social contribution, PIS and COFINS on mark-to-market adjustments of securities and derivative financial instruments - R$ 369,017 thousand; excess depreciation -R$ 92,138 thousand; and others - R$ 81,322 thousand.

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization at September 30, 2004 total R$ 90,171,265 thousand (September 30, 2003 - R$ 76,602,370 thousand).

b) Banco Bradesco and its subsidiaries are the principal maintainers of the Fundação Bradesco (Bradesco Foundation), the chief mission of which is to provide formal quality education to children, young people and adults, ensuring that they receive the qualifications required to achieve personal fulfillment through their work and to exercise their rights and duties as citizens. Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 105,000, over the last twenty-four years. Through its 40 schools, installed as a priority in regions which are both socially and economically deprived, across all of Brazil’s states and in the Federal District, the Bradesco Foundation offers education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs. Contributions from Bradesco’s consolidated companies to the Bradesco Foundation totaled R$ 53,300 thousand during the period (September 30, 2003 – R$ 46,800 thousand).

Report of the Fiscal Council

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the nine-month period ended September 30, 2004, and based on the unqualified audit opinion of KPMG Auditores Independentes, declare that said documents, based on Brazilian corporate legislation in force, present fairly the financial position of the Institution.

Cidade de Deus, Osasco, SP, October 27, 2004

Ricardo Abecassis E. Santo Silva	Sócrates Fonseca Guimarães	Oswaldo de Moura Silveira

Independent Auditors’ Report on Special Review

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have performed a special review of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the nine-month periods ended September 30, 2004 and 2003, comprising the balance sheets, the statements of income and changes in financial position and the respective notes to the consolidated interim report, which were prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in conformity with the specific rules established by IBRACON – Brazilian Institute of Independent Auditors jointly with the Brazilian Federal Accounting Council (CFC), and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of Banco Bradesco S.A. and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim reports; and (b) review of information and subsequent events that have or may have a significant effect on the financial position and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our special review, we are not aware of any significant modifications that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices adopted in Brazil.

October 27, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.